Exhibit 99.2

AGREEMENT AND PLAN OF MERGER

by and among

BALLARD POWER SYSTEMS INC.

BPC SUBCO INC.,

PROTONEX TECHNOLOGY CORPORATION

and

EDWARD J. STEWART,

as Stockholder Representative

Dated as of June 29, 2015

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3.30. Vote Required	33
3.31. International Operations and Export Control	33
3.32. Government Contracts	34
3.33. Product Warranty	35
3.34. Customers and Suppliers	35

Article IV. REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB	35

4.1. Organization of Parent and Merger Sub	35
4.2. Authorization	36
4.3. No Conflict or Violation; Required Consents and Filings	36
4.4. Parent Common Stock	37
4.5. No Brokers	37
4.6. Securities Reports and Financial Statements	37
4.7. Disclosure Documents	37
4.8. Parent Capitalization	38
4.9. Litigation	38
4.10. Merger Sub	38
4.11. Absence of Certain Changes	38
4.12. Compliance with Laws	38
4.13. Tax Matters	38

Article V. COVENANTS	39

5.1. Further Assurances	39
5.2. Audits	41
5.3. No Solicitation	41
5.4. Notification of Certain Matters	43
5.5. Investigation	43
5.6. Conduct of Business	44
5.7. Tax Matters	46
5.8. Employment Matters	47
5.9. Preparation of F-4 and Stockholder Meeting	48
5.10. Listing	50
5.11. Public Announcements	50
5.12. Consents; Notices	50
5.13. Treatment of Certain Indebtedness	50
5.14. Director and Officers Indemnification	50
5.15. Financing	51
5.16. Tax Representation Letters	51
5.17. Documents and Information	52
5.18. Employment Agreements	52
5.19. Resignations	52

Article VI. CONDITIONS TO CLOSING	52

6.1. Conditions to Obligations of the Company	52
6.2. Conditions to Obligations of Parent and Merger Sub	53

Article VII. INDEMNIFICATION; REMEDIES	55

7.1. Survival of Representations, Etc.	55
7.2. Indemnification	56
7.3. Escrow Account	62
7.4. Exclusive Remedy	63

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Article VIII. TERMINATION	63

8.1. Termination	63
8.2. Effect of Termination	64
8.3. Termination Amount	64

Article IX. MISCELLANEOUS	65

9.1. Defined Terms	65
9.2. Notices	78
9.3. Rules of Construction	79
9.4. Titles	79
9.5. Entire Agreement	79
9.6. Assignment	80
9.7. Amendment or Modification	80
9.8. Waiver	80
9.9. Severability	80
9.10. References	80
9.11. Burden and Benefit	81
9.12. Governing Law	81
9.13. Consent to Jurisdiction	81
9.14. Waiver of Trial by Jury	81
9.15. Legal Fees	82
9.16. Arbitration	82
9.17. Specific Performance	82
9.18. Cumulative Remedies	83
9.19. Expenses	83
9.20. Representation by Counsel	83
9.21. Execution and Counterparts	83

Exhibit A Stockholders Signing the Support Agreement
Exhibit B Support Agreement
Exhibit C Form of Certificate of Merger

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of June 29, 2015, is by and among: (i) Ballard Power Systems Inc., a corporation organized under the laws of Canada (“Parent”); (ii) BPC SubCo Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”); (iii) Protonex Technology Corporation, a Delaware corporation (the “Company”) and (iv) Edward J. Stewart, an individual resident in Massachusetts, solely in his capacity as the representative of the Company Stockholders (the “Stockholder Representative”).

RECITALS

WHEREAS, each of Parent, Merger Sub and the Company desire to effect the acquisition of the Company by Parent through the merger of Merger Sub with and into the Company (the “Merger”);

WHEREAS, the parties intend that immediately following the Merger, the Company shall be the surviving corporation of the Merger, all pursuant to the terms and subject to the conditions hereinafter set forth and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, the boards of directors of Parent, Merger Sub and the Company have determined that the Merger is advisable and in the best interests of their respective companies and stockholders, and have approved this Agreement and the Merger provided for herein upon the terms and subject to the conditions hereinafter set forth;

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger shall (i) qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) to not result in gain being recognized under Section 367(a)(1) of the Code (other than for any stockholder that would be a “five-percent transferee shareholder” (within the meaning of United States Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of the Company following the Merger that does not enter into a five-year gain recognition agreement in the form provided in United States Regulations Section 1.367(a)-8(c)), and this Agreement shall constitute a “plan of reorganization” within the meaning of United States Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for purposes of Sections 368, 354 and 361 of the Code;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, each Company Stockholder listed on Exhibit A is entering into a Support Agreement with Parent in the form of Exhibit B (the “Support Agreement”); and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger.

AGREEMENT

NOW THEREFORE, in consideration of the respective covenants and promises contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

Article I.
THE MERGER

1.1. The Merger. Pursuant to the terms and subject to the conditions of this Agreement, at the Effective Time (as defined below), the Company and Merger Sub shall consummate the Merger in accordance with the DGCL pursuant to which (a) Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease; (b) the Company shall be the successor or surviving corporation in the Merger and shall continue to be governed by the laws of the State of Delaware; (c) the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger; and (d) the Company shall succeed to and assume all the rights and obligations of Merger Sub. The corporation surviving the Merger is sometimes hereinafter referred to as the “Surviving Corporation.” The Merger shall have the effects set forth in the applicable provisions of the DGCL.

1.2. Effective Time. Concurrently with the Closing on the Closing Date, the parties shall file a Certificate of Merger in the form attached hereto as Exhibit C (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL. The Merger shall become effective upon the filing of the Certificate of Merger or at such later time as is agreed to by the parties hereto and specified in the Certificate of Merger (the time at which the Merger becomes effective is herein referred to as the “Effective Time”).

1.3. Effects of the Merger. At the Effective Time, and without any further action on the part of the Company or Merger Sub:

(a) the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated in the Merger so as to be identical in all respects to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be Protonex Technology Corporation, and, as so amended and restated, such certificate of incorporation shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein or by applicable law;

(b) the bylaws of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated in the Merger so as to be identical in all respects to the bylaws of Merger Sub as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be Protonex Technology Corporation, and, as so amended and restated, such bylaws shall be the bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable law;

(c) the directors and officers of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors and officers of the Surviving Corporation, until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and bylaws; and

(d) the Merger shall, from and after the Effective Time, have all of the effects provided by the DGCL and applicable law.

1.4. Exchange Agent.

(a) As soon as practicable following the date of this Agreement, Parent shall appoint Computershare Investor Services Inc. to act as exchange agent (the “Exchange Agent”) for the payment and delivery of the payment of the applicable consideration as provided in Section 1.6.

(b) Share Transfer Books. At the Effective Time, the share transfer books of the Company shall be closed, and thereafter there shall be no further registration of transfers of shares of Company Common Stock. From and after the Effective Time, Persons who held shares of Company Common Stock shall cease to have rights with respect to such shares, except as otherwise provided for herein.

(c) Exchange Procedures.

(i) As promptly as practicable following the Effective Time (but in no event later than three (3) Business Days thereafter), the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of any shares of Company Common Stock (A) a letter of transmittal (a “Letter of Transmittal”) in the form reasonably satisfactory to the Company, Parent and the Exchange Agent (which shall be based on the Exchange Agent’s standard form and will include additional representations, warranties, releases and covenants consistent with those contained in the Support Agreement), which shall specify that delivery shall be effected, and risk of loss and title to the certificates representing such Company Common Stock (each a “Certificate”) shall pass, only upon proper delivery of such certificates (or affidavits of loss in lieu thereof as provided in Section 1.4.(f) below) to the Exchange Agent, and (B) instructions for use in effecting the surrender of such Certificates in exchange for the aggregate number of shares of Parent Common Stock issued in book-entry form (rounded down to the nearest whole share of Parent Common Stock after aggregating all shares of Parent Common Stock which such Company Stockholder is entitled to receive hereunder) to be issued in respect of such shares of Company Common Stock pursuant to Section 1.6 hereof and as set forth on the Closing Consideration Schedule.

(ii) Upon surrender of a Certificate (or affidavit of loss in lieu thereof) to the Exchange Agent, together with a Letter of Transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the Exchange Agent shall issue to the holder of such Certificate that number of uncertificated shares of Parent Common Stock that such Holder is entitled to receive pursuant to Section 1.6 and as set forth on the Closing Consideration Schedule. Prior to accepting any Certificates, the Exchange Agent may require compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with customary exchange practices. Until surrendered as contemplated by this Section 1.4.(c) each Certificate shall be deemed, at any time after the Effective Time, to represent only the right to receive, upon such surrender, the applicable consideration as contemplated by this Article I subject to compliance with the terms of this Agreement. No interest shall be paid or accrued for the benefit of holders of the Certificates on the applicable consideration payable upon the surrender of the Certificates hereunder.

(iii) In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of the Company, it shall be a condition of payment that any Certificate surrendered in accordance with the procedures set forth in this Section 1.4.(c) shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer Taxes and other Taxes required by reason of the payment of the applicable consideration pursuant to Section 1.6 and as set forth on the Closing Consideration Schedule to a Person other than the registered holder of the Certificate and shall have established to the reasonable satisfaction of Parent that such Tax either has been paid or is not applicable.

(d) No Further Ownership Rights in Company Common Stock. At and after the Effective Time, each holder of issued and outstanding Company Common Stock immediately prior to the Effective Time shall cease to have any rights as a holder of securities of the Company, except for the right of a Company Stockholder to surrender its, his or her Certificate(s) in exchange for the consideration payable in respect of such Company Common Stock hereunder and such holder’s share, if any, of any distributions of amounts held in escrow pursuant to Section 1.11 hereof, or in the case of a Dissenting Stockholder, to perfect its, his or her right to receive payment (if any) for Dissenting Shares pursuant to the DGCL, if applicable. After the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Company Common Stock outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in (and subject to compliance with the provisions of) this Article I, except as otherwise provided by Law.

(e) No Fractional Shares. No fractional shares of Parent Common Stock shall be issued in connection with the Merger.

(f) Lost, Stolen or Damaged Stock Certificates. In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Parent or the Exchange Agent, the delivery by such Person of an indemnification agreement in such form and containing such substance acceptable to Parent and the Exchange Agent and, if required by the Exchange Agent, the posting of a bond in such amount as the Exchange Agent may determine reasonably necessary as indemnity against any claim that may be made with respect to such Certificate, the Exchange Agent will pay in exchange for such lost, stolen or destroyed Certificate the consideration to be paid with respect thereto, subject to the terms and conditions in this Article I.

(g) Withholding Taxes. Parent, the Surviving Corporation, the Exchange Agent and the Escrow Agent shall be entitled to deduct and withhold (or cause to be deducted and withheld) from the consideration otherwise payable pursuant to this Agreement (including consideration held in escrow pursuant to Section 1.11) to any Company Stockholder or other Person such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code or under any provision of state, local or foreign Tax law. To the extent that amounts are so deducted and withheld and paid over to the appropriate Tax Authority, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. For the avoidance of doubt, nothing in this Section 1.4(g) shall limit the Company’s ability and obligation to withhold any Taxes in connection with the exercise of vested Company Options by a holder at or prior to the Closing, including by requiring such holder to pay the Company cash in an amount equal to any applicable withholding Taxes.

1.5. Subsequent Actions. If at any time after the Effective Time the Surviving Corporation shall determine, in its sole discretion, or shall be advised, that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company, all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of the Company or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

1.6. Conversion of Securities.

(a) Effect on Company Common Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of shares of Company Common Stock, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any (A) Dissenting Shares and (B) Treasury Shares) will be cancelled and will be converted automatically into the right to receive upon surrender of the applicable Certificate representing such shares of Company Common Stock in the manner provided in Section 1.4 hereof, upon the terms and subject to the conditions set forth in this Section 1.6 and throughout this Agreement, including the escrow provisions set forth in Section 1.11 and Article VII hereof, the Per Share Common Consideration.

(b) Notwithstanding the foregoing, the consideration payable to each holder of shares of Company Common Stock as of the Effective Time pursuant to this Section 1.6 shall be subject to adjustment as provided herein.

(c) Cancellation of Certain Shares. Each issued and outstanding share of Company Common Stock that is held in treasury of the Company or owned by the Company, Parent or Merger Sub (collectively, “Treasury Shares”) shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(d) Merger Sub Common Stock. Each issued and outstanding share of the common stock, par value $0.001 per share, of Merger Sub shall be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation.

(e) The Per Share Common Consideration, the Price Per Share and the shares of Parent Common Stock issuable to the holders of Company Common Stock pursuant to Section 1.6 shall be adjusted to reflect fully the appropriate effect of any stock split, split-up, reverse stock split, dividend (whether stock or cash) or distribution of securities convertible into Company Common Stock, Company Preferred Stock, or Parent Common Stock, reorganization, recapitalization, reclassification or other like change with respect to the Company Common Stock, Company Preferred Stock or Parent Common Stock having a record date occurring on or after the date of this Agreement and prior to the Effective Time.

(f) In no event will the number of shares of Parent Common Stock being issued in exchange for and upon conversion of all outstanding shares of Company Common Stock and exercise and conversion of all Company Options and all Company Warrants be greater than the Aggregate Consideration (except, if applicable, as a result of adjustments made pursuant to Section 1.6.(e).

1.7. Treatment of Company Warrants. Prior to the Effective Time, the Company shall effect the exercise, conversion or termination of the Company Warrants in accordance with their terms.  Upon such exercise, conversion or termination of the Company Warrants, each Company Warrant shall then be canceled and retired, and no other payment or distribution shall be made with respect thereto.

1.8. Treatment of Company Options. Prior to the Effective Time, the Company shall take all actions that may be reasonably necessary or that the Company reasonably considers appropriate to provide each Company Optionholder with written notice, in accordance with the terms and conditions of the Company Equity Plans, that (i) all unexercised Company Options must be exercised by the fifth Business Day preceding the Company Stockholder Meeting (the “Option Termination Date”) and (ii) to the extent that any Company Option is not so exercised prior to the Option Termination Date, such Company Option shall be cancelled as of the Option Termination Date without any consideration or payment in respect thereof.

1.9. Appraisal Rights.

(a) Notwithstanding anything in this Agreement to the contrary, any shares of Company Common Stock held by a holder who has properly demanded and not effectively withdrawn or lost such holder’s appraisal rights for such shares under the DGCL or other similar rights (if any) under applicable law (collectively, the “Dissenting Shares”), shall not be converted into or represent a right to receive a portion of the consideration as set forth in Section 1.6 hereof, but the holder thereof shall only be entitled to such rights as are provided by the DGCL or other applicable law (if any).

(b) Notwithstanding the provisions of Section 1.9.(a) hereof, if any holder of Dissenting Shares shall effectively withdraw or lose (through failure to perfect or otherwise) such holder’s appraisal rights with respect to such shares under the DGCL (and/or any other similar rights under other applicable law (if any such other rights have been purportedly invoked)), then, as of the later of the Effective Time and the occurrence of such event, such shares shall automatically be converted into and represent only the right to receive the consideration set forth in and subject to the provisions of this Agreement, upon surrender of the certificate(s) formerly representing such shares.

(c) Prior to the Closing Date, the Company shall give Parent (i) prompt notice of any written demand for appraisal received by the Company pursuant to the applicable provisions of the DGCL (and of any similar demand purportedly made under other applicable law) and (ii) the opportunity to participate in all negotiations and proceedings with respect to such demands. Prior to the Closing Date, the Company shall not, except with the prior written consent of Parent, make any payment with respect to any such demands or offer to settle or settle any such demands. Prior to the Closing Date, any communication to be made by the Company to any Company Stockholder with respect to such demands shall be submitted to Parent in advance and shall not be presented to any Company Stockholder prior to the Company receiving Parent’s consent.

(d) Notwithstanding any provision of Article I or Article VII hereof to the contrary, in the event that there are any Dissenting Shares, then (i) any payment by Parent pursuant to Section 1.11 hereof that would have been required to have been paid to such holder of Dissenting Shares (each a “Dissenting Stockholder”) (assuming, for this purpose, that such Dissenting Stockholder had not exercised appraisal rights) shall be retained by Parent and (ii) such Dissenting Stockholder shall not be considered a Company Stockholder for purposes of a distribution of any portion of the Escrowed Shares.

1.10. Closing Consideration Schedule. No later than one (1) Business Day prior to the Closing Date, the Company shall deliver to Parent a schedule (the “Closing Consideration Schedule”) in a form reasonably acceptable to Parent, which schedule shall be certified as complete and correct by the Company’s chief executive officer and chief financial officer and which shall accurately set forth, as of the Closing, all Company Stockholders and their respective addresses, the number of shares of Company Common Stock held by such Company Stockholders (including the respective certificate numbers of Company Common Stock held by such Company Stockholder), the Pro Rata Portion and the Pro Rata Allocation of the Escrowed Shares applicable to each Company Stockholder, the number of shares of Parent Common Stock to be issued to each Company Stockholder, and such other information relevant thereto which Parent may reasonably request.

1.11. Escrow of Consideration. In order to at least partially satisfy, and to establish a procedure for the satisfaction of, claims by Parent for payment by the Company Stockholders of any Claims by the Parent Indemnitees for indemnification pursuant to Article VII hereof, Parent, the Stockholder Representative and the Escrow Agent shall enter into the Escrow Agreement on the Closing Date, pursuant to which Parent shall deposit with the Escrow Agent an amount of shares of Parent Common Stock equal to ten percent of the Pro Rata Portion of the Aggregate Consideration payable to the Supporting Stockholders (the “Escrowed Shares”).  Parent shall be deemed to have contributed each such Company Stockholder’s Pro Rata Allocation of the Escrowed Shares as set forth on the Closing Consideration Schedule (and the consideration payable to each such Company Stockholder pursuant to this Article I shall be reduced by such amounts). Pursuant to the terms and subject to the conditions of the Escrow Agreement, the Escrow Agent shall establish an escrow account into which the Escrow Agent shall deposit the Escrowed Shares (the “Escrow Account”).

The timing and methodology for the release of the Escrowed Shares shall be governed by the terms and subject to the conditions set forth in this Agreement and the Escrow Agreement; provided, however, that each of Parent and the Stockholder Representative agrees that it will act in good faith and cooperate with one another to execute and deliver such joint written instructions, including with respect to any distributions of the Escrowed Shares, to the Escrow Agent as are required to implement the intent of this Agreement and the Escrow Agreement. Subject to Section 1.9.(d) hereof and the terms of the Escrow Agreement, in the event of a distribution of any amounts from the Escrow Account to the Company

Stockholders, each such Company Stockholder shall be entitled to receive a portion of such distribution equal to such Company Stockholder’s Pro Rata Allocation of such distribution. For purposes of satisfying any claims for indemnification under this Agreement, all shares of Parent Common Stock in the Escrow Account shall be deemed to have a value equal to the Price Per Share, as adjusted for any stock splits, dividends, combinations or the like, irrespective of the actual value of such shares at the time they are distributed from the Escrow Account. The Company Stockholders shall be treated as the owner of the Escrow Account for tax purposes. The Escrow Agreement shall provide that the Escrowed Shares will be entitled to receive all dividends declared and payable with respect to Parent Common Stock, any such dividends shall be added to the Escrow Account and may be used to satisfy claims for indemnification. The Company Stockholders shall be entitled to vote all Escrowed Shares on their own behalf.

1.12. Closing Statement. No later than three Business Days before the Closing Date, the Company shall prepare and deliver to Parent an unaudited closing statement of as of the Closing Date (the “Closing Statement”), which shall be prepared by Company personnel in accordance with GAAP as applied in the preparation of the Financial Statements and shall fairly present in all material respects the Net Debt (“Closing Net Debt”) of the Company and the Company Transaction Expenses as of the Closing Date. The Closing Statement shall be accompanied by reasonably detailed schedules indicating a calculation of the Closing Net Debt and Company Transaction Expenses as of the Closing Date.  In addition, the Closing Statement shall set forth the number of shares of Company Common Stock to be issued and outstanding immediately prior to Closing, including the exercise of any vested and outstanding Company Options and Company Warrants at such time (the “Closing Outstanding Shares”).

Article II.
CLOSING

2.1. The Closing. The closing of the transactions contemplated herein (the “Closing”) shall take place at the offices of Dorsey & Whitney LLP, 701 Fifth Avenue, Suite 6100, Seattle, Washington, at 9:00 a.m. on the fifth Business Day after all of the conditions set forth in Article VI (other than those conditions that by their terms are required to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of such conditions) shall have been satisfied or waived by the party entitled to the benefit of the same or at such other time and date as shall be agreed upon by the parties. The day on which the Closing occurs shall be the “Closing Date”.

2.2. Deliveries at Closing.

(a) Deliveries by Parent and Merger Sub. Upon the terms and subject to the conditions set forth in this Agreement, in reliance on the representations, warranties and agreements of the Company contained herein, Parent and Merger Sub shall deliver (or cause to be delivered) to the Company, at the Closing on the Closing Date, the following (reasonably satisfactory in form and substance to the Company and its legal counsel):

(i) a certificate executed by the Secretary or an Assistant Secretary of each of Parent and Merger Sub certifying as of the Closing Date (A) a true and complete copy of the articles of incorporation and articles of continuance of Parent, certified as of a recent date by Industry Canada, and the certificate of incorporation of Merger Sub, certified as of a recent date by the Secretary of State of the State of Delaware, (B) a true and complete copy of the bylaws of each of Parent and Merger Sub; (C) a true and complete copy of the resolutions of the boards of directors of Parent and Merger Sub authorizing the execution, delivery and performance of this Agreement, the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby and (D) incumbency matters;

(ii) a certificate of compliance of Parent dated as of a recent date prior to Closing issued by Industry Canada, and a certificate of good standing of Merger Sub, dated as of a recent date prior to the Closing, issued by the Secretary of State of the State of Delaware;

(iii) the Escrow Agreement, executed by Parent;

(iv) a certificate executed by an executive officer of Parent and Merger Sub certifying as to the matters set forth in Section 6.1.(a) hereof as of the Closing Date; and

(v) such other documents and instruments as in the opinion of counsel for the Company may be reasonably required to effectuate the terms of this Agreement and to comply with the terms hereof.

(b) Deliveries by the Company. Upon the terms and subject to the conditions of this Agreement, in reliance upon the representations, warranties and agreements of Parent and Merger Sub contained herein and in consideration of the consideration to be paid to the Company Stockholders, the Company shall deliver (or cause to be delivered) to Parent and Merger Sub, at the Closing on the Closing Date, the following (reasonably satisfactory in form and substance to Parent and Merger Sub and their legal counsel):

(i) a certificate executed by the Secretary or an Assistant Secretary of the Company certifying as of the Closing Date (A) a true and complete copy of the certificate of incorporation of the Company, as amended through the Closing Date, certified as of a recent date by the Secretary of State of the State of Delaware, (B) a true and complete copy of the bylaws of the Company, (C) a true and complete copy of the resolutions of the board of directors of the Company authorizing the execution, delivery and performance of this Agreement, the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby and (D) incumbency matters;

(ii) a certificate of good standing and/or subsistence of the Company, dated as of a recent date prior to the Closing, issued by the Secretary of State of the State of Delaware and all states in which the Company is qualified to do business;

(iii) a certificate executed by an executive officer of the Company certifying as to the matters set forth in Section 6.2.(a) hereof as of the Closing Date;

(iv)  a certificate by the Company that meets the requirements of United States Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3), establishing that the Company is not a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code, and has not been such a United States real property holding corporation within the 5-year period ending on the Closing Date, along with written authorization for Parent to deliver the notice form described in Treasury Regulations Section 1.897-2(h)(2) to the IRS on behalf of the Company upon the Closing of the Merger;

(v) the Escrow Agreement, executed by the Stockholder Representative;

(vi) resignations from the Persons holding the position of an officer or director of the Company, in office immediately prior to the Effective Time, resigning from such positions effective as of the Effective Time; and

(vii) such other documents and instruments as in the opinion of counsel for Parent and Merger Sub may be reasonably required to effectuate the terms of this Agreement and to comply with the terms hereof.

Article III.
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Merger Sub as follows, except as otherwise set forth on the Company Disclosure Letter, which representations and warranties are, as of the date hereof, and will be, as of the Closing Date, true and correct:

3.1. Organization of the Company. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware with requisite corporate power and authority to conduct its business as it is presently being conducted, to own and or use the properties and assets that it purports to own or use, and to perform all its obligations under its Contracts. The Company is duly qualified or licensed to do business as a foreign corporation and is in good standing under the laws of each state or other jurisdiction listed on Schedule 3.1 of the Company Disclosure Letter, in which either the ownership or use of its properties owned or used by it, or the nature of the activities conducted by it, requires such qualification. Copies of the Organizational Documents of the Company, and all amendments thereto, heretofore delivered or made available to Parent are true, accurate and complete as of the date hereof.

3.2. Subsidiaries.

(a) The Company does not have any direct or indirect Subsidiaries other than Protonex Technology, LLC. (“Protonex LLC”), which is wholly-owned by the Company. Company has no other direct or indirect stock or other equity or ownership interest (whether controlling or not) in any corporation, association, partnership, limited liability company, joint venture or other entity. Protonex LLC is a Delaware limited liability company duly organized, validly existing and in good standing under the laws of Delaware, with full corporate power and authority to conduct its business as it is presently being conducted, to own and/or use the properties and assets that it purports to own or use, and to perform all of its material obligations under its Material Contracts. Protonex LLC is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction listed on Schedule 3.2.(a) of the Company Disclosure Letter, being all the jurisdictions in which either the ownership or use of its properties owned or used by it, or the nature of the activities conducted by it, requires such qualification. Copies of the Organizational Documents of Protonex LLC, and all amendments thereto, heretofore made available to Parent are true, accurate and complete as of the date hereof.

(b) The Company owns of record and beneficially all of the issued and outstanding equity interests of Protonex LLC free and clear of all Encumbrances. All of the outstanding equity interests of Protonex LLC are duly authorized, validly issued, fully paid and non-assessable, and none of such equity interests are subject to any preemptive right, right of first refusal, right of first offer or right of rescission. There are no accrued unpaid dividends on any equity interests of Protonex LLC. No claim has been made in writing or otherwise or, to the Knowledge of Company, threatened in writing to Protonex LLC asserting that any Person is the holder or beneficial owner of, or has the right to acquire beneficial ownership of any securities (including options and warrants) of, or any other voting, equity or ownership interest in Protonex LLC.

3.3. Capitalization.

(a) As of the date hereof, the issued and outstanding capital stock of the Company, including the Company Options, the Company Warrants and any securities convertible into capital stock of the Company, is held by the Persons and in the amounts set forth on Schedule 3.3.(a) of the Company Disclosure Letter. As of the date hereof, the authorized capital stock of the Company consists of (i) 120,000,000 shares of Company Common Stock and 50,000,000 shares of Company Preferred Stock, and there are no other shares of other classes or series of capital stock of the Company authorized or outstanding. As of the date hereof, there are 64,978,500 shares of Company Common Stock and no shares of Company Preferred Stock issued and outstanding. As of the date hereof, there are 19,000,000 shares of Company Common Stock authorized for issuance under the Company Equity Plans (of which 12,942,911 shares of Company Common Stock are subject to outstanding and unexercised Company Options). As of the date hereof, the Company has issued Company Warrants exercisable to purchase 1,692,200 shares of Company Common Stock. As of the date hereof, all of the issued and outstanding shares of Company Common Stock are, and all Company Common Stock which may be issued pursuant to the exercise of outstanding Company Options, Company Warrants or any other Company security, will be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable. Except as set forth on Schedule 3.3.(a) of the Company Disclosure Letter, none of such shares are subject to any preemptive right, right of first refusal, right of first offer, right of rescission or similar right. No claim has been made or threatened to the Company asserting that any Person other than a Person listed on Schedule 3.3.(a), Schedule 3.3.(d) or Schedule 3.3.(e) of the Company Disclosure Letter is the holder or beneficial owner of, or has the right to acquire beneficial ownership of, any securities (including options and warrants) of, or any other voting, equity or ownership interest in the Company. Each grant of Company Options and Company Warrants was duly authorized no later than the date on which the grant of such Company Option or Company Warrant, as applicable, was by its terms to be effective by all necessary corporate action, including, as applicable, approval by the board of directors of the Company (or a duly authorized committee thereof) and any required Stockholder approval by the necessary number of votes or written consents, and all Company Options and Company Warrants have been granted in compliance with applicable Regulations, including all applicable United States federal and state securities laws, and the Company Equity Plans. Each Company Option was granted with a per share exercise price that equaled or exceeded the fair market value of a share of Company Common Stock on the applicable date of grant, as determined by the Company in a manner consistent with the requirements of Section 409A of the Code.

(b) Except as set forth in Section 3.3.(a) hereof and Schedule 3.3.(a) or Schedule 3.3.(d) of the Company Disclosure Letter, (i) there are no shares of capital or other stock or voting securities of the Company authorized, issued or outstanding, (ii) there is not Voting Debt or subscriptions or other rights, agreements, arrangements or commitments of any character, relating to the issued or unissued Company Common Stock obligating the Company to issue, transfer or sell or cause to be issued, transferred, sold or repurchased any shares of capital stock of, or Voting Debt of, or other equity or voting interest in, the Company or securities convertible into or exchangeable for such shares or equity interests, or obligating the Company to grant, extend or enter into any such option or other compensatory equity or equity-linked award, warrant, call, subscription or other right, agreement, arrangement or commitment or pursuant to which any Person is or may be entitled to receive any payment or other value based on the value of the Company’s equity interests, and (iii) there are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire or retire any Company Common Stock, or other capital stock of the Company or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any other Person.

(c) Except as set forth in Section 3.3.(a) or Schedule 3.3.(c), Schedule 3.3.(d) or Schedule 3.3.(e) of the Company Disclosure Letter, there are no (i) securities of the Company reserved for issuance for any purpose, (ii) agreements pursuant to which registration rights in the securities of the Company have been granted, (iii) stockholder agreements between the Company and any current stockholders of the Company regarding the securities of the Company or (iv) agreements among stockholders of the Company, to the Knowledge of the Company, with respect to the voting or transfer of the securities of the Company or with respect to the governance of or any other aspect of the Company’s affairs (including any rights of first refusal or similar restrictions on transfer). No distributions (including distributions for Taxes) are owed to the Company with respect to any Company Common Stock or owed by the Company to any Company Stockholder.

(d) Schedule 3.3.(d) of the Company Disclosure Letter sets forth a true and complete list of each outstanding Company Option as of the date hereof, and the name of the holder of each such Company Option, the state of residence of each such holder, the number of shares of Company Common Stock subject to such award, the date of grant, the type of option (i.e., tax-qualified incentive stock option or nonqualified stock option), whether such option permits early exercise, the exercise price per share of such Company Option, the vesting schedule (including any acceleration provisions), the number of shares vested/unvested, forfeited, and exercised with respect to each award and the applicable expiration date.

(e) With respect to all outstanding Company Warrants, Schedule 3.3.(e) of the Company Disclosure Letter sets forth a true and complete list, as applicable, of the name of the holder of each such Company Warrant as of the date hereof, the number of shares of Company Common Stock covered by such Company Warrant, the date of grant, whether such warrant permits early exercise, the exercise price per share of such Company Warrant, the vesting schedule and vested status of such Company Warrant, if any, and the applicable expiration date.

(f) The Company is in compliance in all material respects with all Regulations, including applicable federal or state securities laws, in connection with the offer, sale or issuance of any Company Common Stock, Company Options, Company Warrants or any other securities, and such Company Common Stock, Company Options, Company Warrants and other securities have been issued and granted in compliance with all requirements set forth in the Company’s Organizational Documents.

(g) The Closing Consideration Schedule delivered to Parent pursuant to Section 1.10 hereof shall accurately reflect, as of immediately prior to the Effective Time, all Company Stockholders, the number of shares of Company Common Stock, Company Warrants and/or Company Options held by such Company Stockholders (including the respective certificate numbers of such Company Common Stock held by such Company Stockholders), the Pro Rata Allocation of the Escrowed Shares applicable to each Company Stockholder, the Aggregate Consideration to be paid to each Company Stockholder and such other information relevant thereto which Parent may reasonably request.

(h) Schedule 3.3.(h) of the Company Disclosure Letter sets forth all outstanding Long Term Liabilities of the Company, and for each Long Term Liability set forth thereon, identifies the debtor, the principal amount, the creditor, the maturity date, and the collateral, if any, securing such Long Term Liability. All letters of credit, fidelity bonds and surety bonds, if any, are in full force and effect and will continue in full force and effect immediately following the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements. To the Knowledge of the Company, no Default exists with respect to the obligations of the Company under any such letters of credit, fidelity bonds or surety bonds and the Company has not received any notification of cancellation of any of such letters of credit, fidelity bonds or surety bonds.

3.4. Authorization. The Company has all requisite corporate power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it will be a party and to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder. The Company board of directors, prior to the execution of this Agreement, duly adopted a unanimous written consent (i) authorizing the execution, delivery and performance of this Agreement, (ii) approving, adopting and declaring advisable this Agreement, the Merger and the other transactions contemplated by this Agreement, (iii) authorizing, approving and adopting the Supporting Agreement and the transactions contemplated thereby, (iv) determining that the terms of the Merger are fair and in the best interests of the Company and the Company Stockholders, and (v) authorizing the submission of this Agreement to the Company Stockholders and recommending that the Company Stockholders adopt this Agreement. Other than to the Company Stockholder Approval, the execution, delivery and performance by the Company of this Agreement and each of the Ancillary Agreements to which the it will be a party, and the consummation by the Company of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action and no other proceedings or actions on the part of the Company are necessary to authorize this Agreement and the Ancillary Agreements to which the Company is to be a party and the transactions contemplated hereby and thereby.  This Agreement has been duly executed and delivered by the Company and is, and upon execution and delivery of the Ancillary Agreements to which the Company is to be a party, each of such Ancillary Agreements will be, legal, valid and binding obligations of the Company enforceable against the Company in accordance with their respective terms, except as enforcement may be limited by (a) applicable bankruptcy, insolvency, moratorium, reorganization and other similar laws affecting creditors’ rights generally and (b) the general principles of equity, regardless of whether considered in a proceeding in equity or at law.

3.5. Consents and Approvals. Except as may be required by the HSR Act or as set forth on Schedule 3.5 of the Company Disclosure Letter, (a) no notice to, declaration, filing or registration with, or authorization, consent or approval of, or Permit from, any Person (including under any Contract), and (b) no consent under any Contract from any other Person, is, in each case, required to be made or obtained by the Company, Protonex LLC, or any other Affiliate of the Company in connection with the execution, delivery and performance of this Agreement and the Ancillary Agreements to which the Company is a party and the consummation of the transactions contemplated hereby and thereby by the Company or Protonex LLC, except for (i) obtaining the Company Stockholder Approval, (ii) the filing of the Certificate of Merger with the Delaware Secretary of State and appropriate corresponding documents with the appropriate authorities of other states in which the Company is qualified as a foreign corporation to transact business, (iii) any filings required to be made with the SEC in connection with this Agreement and the transactions contemplated hereto, (iv) such consents, approvals, orders, authorizations, registrations, declarations, notices and filings as may be required under applicable state securities Laws, the rules and regulations of the NASDAQ Stock Market and the Toronto Stock Exchange, and (v) notices to DDTC pursuant to Section 122.4 of the ITAR.

3.6. Absence of Certain Changes or Events. Except as set forth on Schedule 3.6 of the Company Disclosure Letter, since September 30, 2014 ( the “Balance Sheet Date”), there has not been any:

(a) change in the Company’s or Protonex LLC’s authorized or issued capital stock; grant of any stock option or right to purchase shares of capital stock of the Company or Protonex LLC; issuance of, or commitment to issue, any shares of capital stock or any security convertible into or exchangeable for such capital stock; grant of any registration rights; purchase, redemption, retirement or other acquisition by the Company or Protonex LLC of any shares of any such capital stock; any repricing or other change in exercise price to any outstanding Company Options; or declaration or payment of any dividend or other distribution or payment in respect of shares of capital stock;

(b) amendment to the Organizational Documents of the Company or Protonex LLC;

(c) actual or threatened material adverse change in the financial condition, working capital, shareholders’ equity, assets, Liabilities, reserves, revenues, income or earnings of the Business, the Company or Protonex LLC;

(d) adoption of or change in any material Tax or other accounting methods, principles or practices or change in any annual Tax accounting period; making or revocation of or change in any Tax election; settlement or compromise of any claim, notice, audit report or assessment in respect of Taxes; filing of any amended material Tax Return; entry into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement relating to any Tax; knowingly surrender any right to claim a Tax refund; or consent to any extension or waiver of the statute of limitations period applicable to any Tax claim or assessment; in each case by or with respect to the Company or Protonex LLC;

(e) revaluation of any of the assets of the Company, Protonex LLC or relating to the Business, including, without limitation, writing off notes or accounts receivable, except in the ordinary course of business;

(f) failure to take reasonable actions to prevent any material damage, destruction, abandonment or loss (whether or not covered by insurance) adversely affecting any of the assets of the Company, Protonex LLC or the Business;

(g) acquisition of any corporation, partnership, limited liability company, other business organization or division thereof or any material amount of assets, or entry into any joint venture, strategic alliance, exclusive dealing, noncompetition or similar contract or arrangement;

(h) except for the Merger, any adoption of a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or of Protonex LLC, or other alteration of the Company’s or Protonex LLC’s corporate structure;

(i) cancellation of any Indebtedness or waiver or release of any material right or claim of the Company, Protonex LLC or relating to the Business;

(j) (i) hiring or termination of any key employee, consultant or director, (ii) payment, announcement, promise or grant, whether oral or in writing, any material increase in or establishment of (as applicable) any wages, base pay, fees, salaries, compensation, bonuses, incentives, deferred compensation, pensions, severance, termination or change in control payments, retirement, profit sharing, fringe benefits, equity or equity-linked awards, employee benefit plans, or any other form of compensation or benefits payable by the Company, including without limitation, any material increase or material change pursuant to any Company Plan (except as required by any applicable Regulation) other than in the ordinary course of business, or (iii) entry into, adoption, termination or material amendment of any Company Plan other than the setting of quarterly bonus objectives in the ordinary course of business consistent with past practice;

(k) adverse change in employee relations which has or is reasonably likely to have a material adverse effect on the productivity, the financial condition or, results of operations of the Company or Protonex LLC;

(l) entry into, or amendment, cancellation or termination of, any Contract, Lease or Permit to which the Company or Protonex LLC is a party or otherwise relating to the Business, including, without limitation, any employment, consulting, distribution, dealer, sales representative, joint venture, credit or similar agreement or any Contract or transaction involving a total remaining commitment by or to the Company or Protonex LLC of at least $50,000, except in the ordinary course of business;

(m) entry into any Contract with any Related Party of the Company or Protonex LLC;

(n) mortgage, pledge or other Encumbrance of any assets of the Company, Protonex LLC or relating to the Business, except purchase money mortgages arising in the ordinary course of business;

(o) sale, assignment or transfer of any assets of the Company, Protonex LLC or relating to the Business, other than in the ordinary course of business;

(p) transfer of the registration of any Business Domain Names or failure to timely renew the registration of any Business Domain Names;

(q) incurrence of Indebtedness by the Company or Protonex LLC for borrowed money or commitment to borrow money entered into by the Company or Protonex LLC, made or agreed to be made by the Company or Protonex LLC, or indebtedness for borrowed money guaranteed by the Company or Protonex LLC;

(r) incurrence by the Company or Protonex LLC of Liabilities, except Liabilities incurred in the ordinary course of business or under this Agreement or the incurrence of Transaction Expenses, or increase or change in any assumptions underlying or methods of calculating, any doubtful account contingency or other reserves of the Company or Protonex LLC;

(s) payment, discharge or satisfaction of any Liabilities of the Company or Protonex LLC other than in the ordinary course of business;

(t) any single capital expenditure relating to the Business in excess of $50,000 or capital expenditures that are, in the aggregate, in excess of $50,000 or incurrence of any obligations to make any capital expenditures or execute any Lease;

(u) failure to pay or satisfy when due any material Liability of the Company, Protonex LLC or related to the Business, except in the ordinary course of business;

(v) except in the ordinary course of business consistent with past practice, any acceleration in the collection of or discounting of any accounts receivable, delays in the payment of accounts payable or deferrals of expenses, reduction of inventories or otherwise increases of cash in hand;

(w) any amendment to or otherwise taking of actions that would permit or cause any Company Option to accelerate in contemplation of or as a consequence of the Merger or other transactions contemplated by this Agreement;

(x) failure of the Company or Protonex LLC to carry on the Business in the ordinary course so as to preserve for Parent the Business and the goodwill of the Company’s and Protonex LLC’s suppliers and customers of the Business and others having business relations with the Company, Protonex LLC or the Business;

(y) disposition, sale, transfer, assignment, Encumbrance, pledge, license (except in the ordinary course of business), abandoning, dedicating to the public, failure to maintain or permitting to lapse any Intellectual Property of the Company, Protonex LLC or relating to the Business, or any disposition or disclosure to any Person of any Intellectual Property of the Company, Protonex LLC or relating to the Business not theretofore a matter of public knowledge;

(z) existence of any other event or condition which in any one case or in the aggregate has or might reasonably be expected to have a Material Adverse Effect; and

(aa) agreement, whether oral or written, by the Company or Protonex LLC to do any of the things described in the preceding clauses (a) through (z) other than as expressly provided for herein.

3.7. Facilities.

(a) Owned Real Property. Neither the Company nor Protonex LLC owns any Owned Real Property.

(b) Actions. To the Knowledge of the Company, there are no pending or threatened condemnation proceedings or other Actions relating to any Facility.

(c) Leases or Other Agreements. Except for Facility Leases listed on Schedule 3.7 of the Company Disclosure Letter, neither the Company nor Protonex LLC are a party to any leases, subleases, licenses, occupancy agreements, options, rights, concessions or other agreements or arrangements, written or oral, granting to any Person the right to purchase, use or occupy any Facility, or any real property or any portion thereof or interest in any such Facility or real property.

(d) Facility Leases and Leased Real Property. With respect to each Facility Lease, the Company or Protonex LLC has an unencumbered interest in the Leasehold Estates, other than Encumbrances which do not materially interfere with, or otherwise affect the present use and enjoyment of the Facility subject thereto or affected thereby. The Company and Protonex LLC enjoy peaceful and undisturbed possession of all the Leased Real Property. With respect to such Leased Real Property, (i) each lease, license or interest to which the Company or Protonex LLC is a party is in full force and effect and enforceable against the Company or Protonex LLC and the counterparty thereto in accordance with its terms, subject to bankruptcy and insolvency laws. Except as described in Schedule 3.7.(d) of the Company Disclosure Letter: (A) there are no leases, subleases, licenses, concessions or any other Contracts to which the Company or Protonex LLC is a party granting to any Person other than the Company or Protonex LLC any right to possession, use occupancy or enjoyment of any of the Leased Real Property or any portion thereof and (B) the Company and Protonex LLC are not obligated under or bound by any option, right of first refusal, purchase Contract or other Contract to sell or otherwise dispose of any Leased Real Property or any other interest in any Leased Real Property.

(e) Certificate of Occupancy. To the Knowledge of the Company, all Facilities have received all required approvals of governmental authorities (including, without limitation, Permits and a certificate of occupancy or other similar certificate permitting lawful occupancy of the Facilities) required in connection with the operation thereof and have been operated and maintained in accordance with applicable Regulations.

(f) Utilities. All Facilities are supplied with utilities (including, without limitation, water, sewage, disposal, electricity, gas and telephone) and other services necessary for the operation of such Facilities as currently operated, and to the Knowledge of the Company, there is no condition which would reasonably be expected to result in the termination of the present access from any Facility to such utility services.

(g) No Special Assessment. Neither the Company nor Protonex LLC has received notice of any special assessment relating to any Facility or any portion thereof and there is no pending or threatened special assessment.

3.8. Condition and Sufficiency of Assets. The buildings, structures and equipment of the Company and Protonex LLC are in good operating condition and repair, normal wear and tear excepted. The buildings, structures and equipment of the Company and Protonex LLC are adequate for the uses to which they are being put, and none of such buildings, structures or equipment is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost. The buildings, structures and equipment of the Company and Protonex LLC are sufficient for the continued conduct of the Business of the Company and Protonex LLC after the Closing in substantially the same manner as conducted prior to the Closing. The improvements constructed on the buildings, structures and equipment of the Company and Protonex LLC, including, without limitation, all Leasehold Improvements, and all Fixtures and Equipment and other Tangible Property owned, leased or used by the Company and Protonex LLC at the Facilities are (a) insured to the extent and in a manner customary in the industry, (b) structurally sound with no known material defects, (c) in good operating condition and repair, subject to ordinary wear and tear, fit for use in the ordinary course of business, (d) not in need of maintenance, repair or correction except for ordinary routine maintenance and repair, the cost of which would not be material, (e) sufficient for the operation of the Company and Protonex LLC as presently conducted and (f) in conformity, in all material respects, with all applicable Regulations. The Company and Protonex LLC own, or have a valid leasehold or other interest in, and after the Closing Date, the Company and Protonex LLC will continue to own, or have a valid leasehold or other interest in, free and clear of all Encumbrances, all assets necessary for the conduct of the Business as presently conducted by the

Company and Protonex LLC and to permit Parent (through the Surviving Corporation) to continue to conduct the Business in substantially the same manner as the Business has been conducted through the date hereof.

3.9. Contracts and Commitments.

(a) Contracts. Schedule 3.9.(a) of the Company Disclosure Letter sets forth a complete and accurate list of all Contracts to which the Company or Protonex LLC is a party or by which the Company or Protonex LLC or their assets are bound (including oral agreements) of the following categories:

(i) Contracts not made in the ordinary course of business that are not otherwise required to be disclosed pursuant to clauses (ii)-(xviii) below;

(ii) all agreements, programs, policies, arrangements or other Contracts for the employment or engagement of any current or former officer, employee or Contingent Worker on a full time, part time, consulting or other basis;

(iii) All employee benefit plans and compensation plans or arrangements, including ERISA plans and non-ERISA plans, employee stock purchase plans, stock option plans, and other equity incentive compensation arrangements;

(iv) Contracts containing covenants (including confidentiality provisions if applicable) limiting the freedom of the Company or Protonex LLC (or any of their subsidiaries) to engage in any line of business, expand the geographical scope of business anywhere in the world, compete with any Person or that otherwise have the effect of restricting in any material respect the Company or Protonex LLC (or any of their subsidiaries) from the development, manufacture, marketing or distribution of products and/or services, including without limitation, non-competition, non-solicitation and standstill obligations, or any contract, agreement or arrangement containing any exclusivity, noncompetition or most favored pricing terms to which the Company or Protonex LLC is subject;

(v) Contracts containing restrictive covenant agreements (including confidentiality, non-competition, and non-solicitation) between the Company or Protonex LLC and any employee or Contingent Worker of the Company or Protonex LLC;

(vi) Contracts with any Company Stockholder, any Affiliate of any Company Stockholder or any other Affiliate of the Company or Protonex LLC (“Affiliate Agreements”);

(vii) Contracts exceeding $50,000 relating to the manufacture, distribution and shipment of the Products to the Company’s or Protonex LLC’s customers;

(viii) options with respect to any property, real or personal, whether the Company or Protonex LLC shall be the grantor or grantee thereunder;

(ix) Contracts involving future expenditures or Liabilities that have generated or are reasonably expected to generate more than $200,000 in expense during the twenty-four month period beginning twelve (12) months prior to the Interim Balance Sheet Date and ending twelve (12) months after the Interim Balance Sheet Date;

(x) Contracts that have generated or are reasonably expected to generate more than $200,000 in revenue in any consecutive twelve (12) month period during the twenty four month period beginning twelve (12) months prior to the Interim Balance Sheet Date and ending twelve (12) months after the Interim Balance Sheet Date;

(xi) Contracts or commitments relating to commission arrangements with any officer, individual employee, consultant or other Person;

(xii) promissory notes, loans, indentures, evidences of Indebtedness, letters of credit, guarantees, or other instruments or agreements relating to an obligation to pay money, whether the Company or Protonex LLC shall be the borrower, lender or guarantor thereunder or whereby any assets of the Company or Protonex LLC are pledged (excluding credit provided by the Company or Protonex LLC in the ordinary course of business to purchasers of the Company’s or Protonex LLC’s services or products);

(xiii) any Contract with the United States, state or local government or any agency or department thereof;

(xiv) Leases of real property;

(xv) Leases of personal property not cancelable (without Liability) within 30 calendar days;

(xvi) written warranties, guaranties and or other similar undertakings with respect to contractual performance extended by the Company or Protonex LLC, except as set for the on Schedule 3.33 of the Company Disclosure Letter;

(xvii) joint venture, partnership and other Contracts (however named) involving a sharing of profits, losses costs or Liabilities by the Company or Protonex LLC with any other Person; and

(xviii) material Contracts relating to the development, ownership, use or licensing of any patents, trademarks, copyrights, or other Intellectual Property, including agreements with current or former employees, consultants, or contractors regarding the disposition, development, appropriation or the nondisclosure of any of the Intellectual Property of the Company or Protonex LLC other than the Company’s standard form of Non-Disclosure, Non-Solicitation and Invention Assignment Agreement.

The Company has delivered or made available to Parent true, correct and complete copies of all of the Contracts listed on Schedule 3.9.(a) of the Company Disclosure Letter, including all amendments and supplements thereto. All Contracts and Leases listed (or required to be listed) on Schedule 3.9.(a) are referred to herein as “Material Contracts.”

(b) Absence of Defaults. All of the Material Contracts are valid, binding and enforceable obligations of the Company and Protonex LLC and, to the Knowledge of the Company, the other parties thereto, in accordance with their terms, except as such enforceability may be limited by (i) bankruptcy, insolvency, moratorium, reorganization and other similar laws affecting creditors’ rights generally and (ii) the general principles of equity, regardless of whether asserted in a proceeding in equity or at law. Each of the Company and Protonex LLC has complied in all material respects with the provisions of each Material Contract and is not in material Default thereunder and, to the Knowledge of the Company, all other parties to the Material Contracts have complied in all material respects with the provisions thereof and no party is in material Default thereunder. No notice of any claim of Default has been given to the Company or Protonex LLC. No event has occurred or circumstance exists that (with or without notice or lapse of time) may contravene, conflict with, or result in a violation or breach of, or give the Company or Protonex LLC or, any other Person the right to default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Material Contract.

3.10. Permits.

(a) Schedule 3.10 of the Company Disclosure Letter sets forth a complete list of all Permits used in the operation of the Business or otherwise held by the Company or Protonex LLC. Each of the Company and Protonex LLC has, and at all times has had, all Permits required under any Regulation (including Environmental Laws) in the operation of its Business, and owns or possesses such Permits free and clear of all Encumbrances, except such Permits the failure of which to obtain would not reasonably be expected to materially interfere with the Business. Neither the Company nor Protonex LLC is in Default, nor has the Company or Protonex LLC received any written notice of any claim of Default, with respect to any such Permit. No present or former stockholder, director, officer, Representative or employee of the Company, Protonex LLC or any Affiliate thereof, or any other Person, owns or has any proprietary, financial or other interest (direct or indirect) in any Permit which the Company or Protonex LLC owns, possesses or uses.

(b) The Permits set forth on Schedule 3.10 of the Company Disclosure Letter collectively constitute all of the Permits necessary to permit the Company and Protonex LLC to lawfully conduct and operate the Business in the manner that the Business is currently conducted and operated and to permit the Company and Protonex LLC to own and use their assets in the manner in which the Company and Protonex LLC currently own and use their assets.

3.11. No Conflict or Violation. Neither the execution, delivery or performance of this Agreement or the Ancillary Agreements, nor the consummation of the transactions contemplated hereby or thereby, nor compliance by the Company and Protonex LLC with any of the provisions hereof or thereof, will (a) violate or conflict with any provision of the Organizational Documents of the Company or Protonex LLC, (b) violate, conflict with, or result in or constitute a Default under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration, or result in the creation of any Encumbrance upon or with respect to any of the assets of the Company or Protonex LLC under any of the terms, conditions or provisions of any material Contract, Lease or Permit, (i) to which the Company or Protonex LLC is a party or (ii) by which the material assets of the Company or Protonex LLC are bound, (c) violate any Regulation or Court Order, (d) impose any material Encumbrance on any of the assets of the Company or Protonex LLC, (e) cause Parent, the Company, Protonex LLC or any of their respective Affiliates to become subject to, or to become liable for the payment of, any Tax, or (f) contravene, conflict with, or result in a violation of any of the terms or requirements of, or give any governmental body the right to revoke, withdraw, suspend, cancel, terminate, or modify any material Permits that are held by the Company or Protonex LLC or that otherwise relate to the Business or any of the assets of the Company or Protonex LLC.

3.12. Financial Statements and Other Financial Information. The Company has heretofore delivered to Parent the Financial Statements, copies of which are attached hereto as Schedule 3.12 of the Company Disclosure Letter. The Financial Statements (a) are in accordance with the Books and Records of the Company and Protonex LLC; (b) have been prepared in accordance with GAAP consistently applied throughout the periods covered thereby and in a manner consistent with the past practice of the Company; and (c) fairly and accurately present in all material respects the assets, Liabilities (including all reserves) and financial condition of the Company and Protonex LLC as of the respective dates thereof and the results of operations and changes in cash flows of the Company and Protonex LLC for the periods then ended (subject, in the case of the Interim Financial Statements, to normal year-end adjustments, which adjustments shall not be material in the aggregate, and the omission of footnotes required by GAAP). The Year End Financial Statements have been audited by BDO LLP, independent certified public accountants, whose report thereon is included with such Year End Financial Statements. At the respective dates of the Financial Statements, there were no Liabilities of the Company or Protonex LLC, which, in accordance with GAAP, should have been set forth or reserved for in the Financial Statements or the notes thereto, which are not set forth or reserved for in the Financial Statements or the notes thereto.

3.13. Undisclosed Liabilities. Neither the Company nor Protonex LLC has Liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), except (a) as reflected or reserved against in the Interim Balance Sheet, (b) Current Liabilities incurred in the ordinary course of business since the Interim Balance Sheet Date, (c) Liabilities incurred in connection with the negotiation and execution of this Agreement, the Ancillary Documents or the consummation of the transactions contemplated hereby or thereby which constitute Company Transaction Expenses, (d) Liabilities not required under GAAP to be shown on the balance sheet of the Company and that would not exceed $50,000 in the aggregate, or (e) liabilities disclosed on Schedule 3.13.

3.14. Books and Records. The Books and Records of the Company and Protonex LLC are complete and correct in all material respects. The Company has made and kept (and given Parent access to) Books and Records and accounts, which, in reasonable detail, accurately and fairly reflect the activities of the Company, Protonex LLC and the Business. The minute books of the Company and Protonex LLC previously delivered to Parent are correct and complete copies of such minute books and accurately and adequately reflect all action previously taken by the Company Stockholders, board of directors and committees of the board of directors of the Company and Protonex LLC. The copies of the stock book records of the Company previously delivered to Parent are true, correct and complete, and accurately reflect all transactions effected in the capital stock of the Company through and including the date hereof. Neither the Company nor Protonex LLC has engaged in any transaction, maintained any bank account or used any corporate funds except for transactions, bank accounts and funds which have been and are reflected in the normally maintained Books and Records of the Company and Protonex LLC.

3.15. Litigation. Except as set forth on Schedule 3.15 of the Company Disclosure Letter, there are no Actions pending, or to the Knowledge of the Company, threatened in writing (a) that are against (i) the Company, Protonex LLC, the Business or the assets of the Company or Protonex LLC (including with respect to Environmental Laws), (ii) to the Knowledge of the Company, any officers or directors of the Company or Protonex LLC that are involved in the operations of the Business or (iii) to the Knowledge of the Company, any Company Stockholder in such Company Stockholder’s capacity as a Company Stockholder, (b) seeking to delay, limit or enjoin the transactions contemplated by this Agreement or the Ancillary Agreements, (c) against the Company, Protonex LLC or, to the Knowledge of the Company, any officer or director of the Company or Protonex LLC that involve the risk of criminal liability; or (d) in which the Company or Protonex LLC is a plaintiff. Neither the Company nor Protonex LLC is in Default with respect to or subject to any Court Order, and there are no unsatisfied judgments against the Company, Protonex LLC, the Business or the assets of the Company or Protonex LLC. There are no Court Orders or agreements with, or liens by, any Governmental Authority or quasi-governmental entity relating to any Environmental Law which regulate, obligate, bind or in any way affect the Company, Protonex LLC, the Business or the assets of the Company or Protonex LLC.  There are no pending, and in the past three years there have been no, Actions by any director, officer or employee of the Company or Protonex LLC seeking indemnification from the Company or Protonex LLC under applicable, Law, the Organizational Documents of the Company or Protonex LLC, any insurance policy maintained by the Company or Protonex LLC or any Contract.

3.16. Labor Matters.

(a) Schedule 3.16.(a) of the Company Disclosure Letter contains a true, correct and complete list of the names and current annual salary rates or current hourly wages, as applicable, bonus opportunity, hire date, accrued vacation and paid-time-off, principal work location and leave status of all present employees of the Company and Protonex LLC and each such employee’s status as being exempt or nonexempt from the application of state and federal wage and hour laws applicable to employees who do not occupy a managerial, administrative, or professional position. No officer or Key Employee of the Company or Protonex LLC has informed the Company or Protonex LLC (whether orally or in writing) of any intent to terminate employment with or services for the Company or Protonex LLC, and, to the

Knowledge of the Company, no such Person or Persons has any intent to terminate employment with or services for the Company or Protonex LLC.

(b) Except as set forth in Schedule 3.16.(b), all employment relationships between the Company and its employees are at-will.

(c) In the three (3) years preceding the date of this Agreement, the Company and Protonex LLC have remained in material compliance with all applicable Regulations and Court Orders regarding the terms and conditions of employment of employees, former employees or prospective employees and other labor or employment related matters, including without limitation any Regulation or Court Order relating to wrongful discharge, discrimination, personal rights, wages, hours, collective bargaining, fair labor standards or occupational health and safety and any other Employment Statute. In the three (3) years preceding the date of this Agreement, neither the Company nor Protonex LLC has relied upon Contingent Workers in violation of IRCA and no unauthorized workers performed services on behalf of any member of the Company Group, whether as employees or employees of subcontractors. To the Knowledge of the Company, the consummation of the transactions contemplated by this Agreement will not cause any current employee of the Company and Protonex LLC to become unauthorized to work in the United States.

(d) The Company and Protonex LLC are not and have not at any time been a party to any collective bargaining or similar agreement, and there are no labor unions or other organizations representing, purporting to represent or, to the Knowledge of the Company, attempting to represent, any employee of the Company or Protonex LLC. There are no unfair labor practice charges pending before the National Labor Relations Board or any other Governmental Authority, any grievances, complaints, claims or judicial or administrative proceedings, in each case, which are pending or, to the Knowledge of the Company, threatened by or on behalf of any employees. Neither the Company nor Protonex LLC has experienced any strike, slowdown, work stoppage, picketing, lockouts or other organized work interruption with respect to any employees during the three (3) years preceding the date of this Agreement, nor, to the Knowledge of the Company, are any such strikes, slowdowns, work stoppages, picketings, lockouts or other organized work interruptions threatened.

(e) (i) The Company and Protonex LLC have paid in full to all of their employees or adequately accrued for in accordance with GAAP all wages, salaries, commissions, bonuses and other cash compensation due to or on behalf of such employees; (ii) there is no claim with respect to payment of wages, salary or overtime pay that has been asserted or is now pending or, to the Knowledge of the Company, threatened before any Governmental Authority with respect to any persons currently or formerly employed by the Company or Protonex LLC; and (iii) neither the Company nor Protonex LLC is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to employees or employment practices.

(f) There are no material Liabilities, whether contingent or absolute, of the Company or Protonex LLC relating to workers’ compensation benefits that are not fully insured against by a bona fide third-party insurance carrier, subject to normal deductibles. With respect to each Company Plan and with respect to each state workers’ compensation arrangement that is funded wholly or partially through an insurance policy or public or private fund, all premiums required to have been paid to date under such insurance policy or fund have been paid.  There are currently no workers’ compensation claims pending with regard to any employee of the Company except as disclosed in Schedule 3.16(f). There are currently no Employees of the Company on leave for disability or other legally protected reason except as disclosed in Schedule 3.16.(f).

(g) In the three (3) years prior to the date of this Agreement, neither the Company nor Protonex LLC has effectuated (i) a “plant closing” (as defined in the Worker Adjustment and Retraining

Notification Act (the “WARN Act”) or any similar state, local or foreign Regulation) affecting any site of employment or one or more facilities or operating units within any site of employment or Facility of the Company or (ii) a “mass layoff” (as defined in the WARN Act, or any similar state, local or foreign Regulation) affecting any site of employment or Facility of the Company or Protonex LLC.

(h) Schedule 3.16.(g) contains a list of all of the Contingent Workers currently engaged by the Company or Protonex LLC, along with the position, date of retention and rate of remuneration for each such Person. Except as set forth on Schedule 3.16.(g), neither the Company nor Protonex LLC engages or retains any Contingent Workers. The Company and Protonex LLC have properly classified all of their Contingent Workers as either employees or independent contractors and as exempt or non-exempt for all purposes and have made all appropriate filings in connection with services provided by, and compensation paid to, such Contingent Workers. Except as set forth on Schedule 3.16(g), each such Contingent Worker has entered into customary covenants regarding confidentiality, non-competition and assignment of Intellectual Property in such Person’s agreement with the Company or Protonex LLC, a copy of which has been previously delivered or made available to Parent.

3.17. Compliance with Law. Since January 1, 2012, neither the Company, Protonex LLC nor the conduct of the Business has violated any, and the Company, Protonex LLC and the Business are now in compliance in all material respects with, all, Regulations and Court Orders relating to the Company, Protonex LLC the Business or the assets of the Company or Protonex LLC taken as a whole. Neither the Company nor Protonex LLC has received any written notice to the effect that it is not in compliance with any such Regulations or Court Orders, and to the Knowledge of the Company, the Company and Protonex LLC have no reason to anticipate that any existing circumstances are likely to result in violations of any of the foregoing.

3.18. Intellectual Property.

(a) Disclosure of Intellectual Property Assets. Schedule 3.18.(a) of the Company Disclosure Letter sets forth a true and complete list of all of the Company Registered Intellectual Property, all of which is registered exclusively in the name of the Company or Protonex LLC. With respect to Company Registered Intellectual Property, Schedule 3.18.(a) of the Company Disclosure Letter also sets forth: (i) for each patent, the number and subject matter for each country in which such patent has been issued, or, if applicable, the application number, date of filing and subject matter for each country, (ii) for each trademark, service mark, logo, and trade name, the application/serial number or registration number and the class of goods covered for each country, (iii) for each copyright, the registration number and expiration date for each country, or, if applicable, the application number and date of filing for each country in which a copyright application has been filed, and (iv) for each Internet domain name, the Internet domain name registration, the expiration date, the name of the registrant and the name of the registrar. Schedule 3.18.(a) of the Company Disclosure Letter also sets forth all unregistered trademarks, service marks, logos and trade names owned by the Company or Protonex LLC that are material to the Business. True and correct copies of all patents and patent applications, trademark and service mark applications and registrations and copyright applications and registrations owned, controlled, filed or used by or on behalf of the Company or Protonex LLC or in which the Company or Protonex LLC has any interest whatsoever, or is otherwise material to the Business, have been provided or made available to Parent. Except for the Intellectual Property licensed under the Contracts set forth in Schedule 3.18.(b) of the Company Disclosure Letter, the Commercial Software Licenses and the rights of the U.S. Government resulting from research and development grants and contracts received by the Company and Protonex LLC from the U.S. Government (the “U.S. Government Rights”), the Company or Protonex LLC exclusively own all Intellectual Property used in the operation of the Business. In the case of Intellectual Property licensed by the Company or Protonex LLC from other Persons under licenses that are disclosed on Schedule 3.18.(b) of the Company Disclosure Letter the Company or Protonex LLC have the right to use the applicable Intellectual Property in accordance with the scope of rights licensed to the Company or Protonex LLC set forth in such licenses.

(b) Licensing Agreements. Schedule 3.18(b) of the Company Disclosure Letter sets forth a true and complete list of all Contracts containing either (i) a license of (or covenant not to sue, non-assertion, settlement or similar agreements or consents related to) Intellectual Property by the Company or Protonex LLC to a third party, or (ii) a license of (or covenant not to sue, non-assertion, settlement or similar agreements or consents related to) Intellectual Property by a third party to the Company or Protonex LLC, other than licenses or other agreements for commercially available software (altogether, the “Commercial Software Licenses) (and in each case that have not, prior to the date hereof, expired or been terminated pursuant to their terms or operation of law). Neither the Company nor Protonex LLC is a party to a license of (or covenant not to sue, non-assertion, settlement or similar agreements or consents related to) Intellectual Property from a third party under which the Company or Protonex LLC is an exclusive licensee. A true and correct copy of each such Contract has been provided or made available to Parent. Such Contracts, along with the Commercial Software Licenses, are legal, valid, binding, enforceable obligations of the Company and Protonex LLC and, to the Knowledge of the Company, the other parties thereto, in accordance with their terms, except as such enforceability may be limited by (x) bankruptcy, insolvency, moratorium, reorganization and other similar laws affecting creditors’ rights generally and (y) the general principles of equity, regardless of whether asserted in a proceeding in equity or at law. Such Contracts are in full force and effect. The underlying Company Intellectual Property for each such Contract under which the Company or Protonex LLC licenses Company Intellectual Property to a third party is not subject to any outstanding injunction, judgment, order, decree or ruling. To the Knowledge of the Company, the underlying Intellectual Property for each such Contract under which a third party licenses the Company or Protonex LLC is not subject to any outstanding injunction, judgment, order, decree or ruling. No action, suit, proceeding, hearing, investigation or complaint is pending or, to the Knowledge of the Company threatened, nor has any claim or demand been made, which challenges the legality, validity, enforceability or ownership of the underlying Company Intellectual Property for each such Contract under which the Company or Protonex LLC licenses Company Intellectual Property to a third party. Neither the Company nor Protonex LLC has granted any sublicense or similar right with respect to any such Contract. To the Knowledge of the Company, no action, suit, proceeding, hearing, investigation or complaint is pending or threatened, nor has any claim or demand been made, which challenges the legality, validity, enforceability or ownership of the underlying Intellectual Property for each such Contract under which a third party licenses the Company or Protonex LLC. Neither the Company nor Protonex LLC has granted any sublicense or similar right with respect to any such Contract under which a third party licenses the Company or Protonex LLC. The Company, Protonex LLC and, to the Knowledge of the Company, all other parties to such Contracts are in compliance with, and have not breached any term of, any such Contracts, and have not performed any act or omitted to perform any act which, with notice or lapse of time or both, will become a breach or default thereunder. No party to any such Contract has given notice of termination or repudiation of any provision thereof. Except as set forth in Schedule 3.18.(b) of the Company Disclosure Letter immediately following the Closing Date, the Surviving Corporation will continue to be permitted to exercise all of the Company’s and Protonex LLC’s rights under such Contracts on terms identical to those in effect as of the date of this Agreement and to the same extent the Company or Protonex LLC would have been able to had the transactions contemplated by this Agreement and the Ancillary Agreements not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Company or Protonex LLC would otherwise be required to pay. Schedule 3.18.(b) of the Company Disclosure Letter also sets forth a true and complete list of all royalties, fees, and similar payments that the Company or Protonex LLC is obligated to pay to any third party who owns or is a licensee of any Intellectual Property, and except as set forth therein, the Company and Protonex LLC are not obligated or under any liability whatsoever under such contracts to make any payments by way of royalties, fees or otherwise to any owner or licensee of, or other claimant to, any Intellectual Property.

(c) Ownership, Validity and Enforceability of Intellectual Property. The Company Intellectual Property is subsisting and, to the Knowledge of the Company, valid, enforceable and in full force and effect, and is not subject to any pending or, to the Knowledge of the Company, threatened action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand that challenges the validity, enforceability, registration, ownership or use of the item. Except as disclosed on Schedule 3.18.(c) of the Company Disclosure Letter, the Company Registered Intellectual Property has not expired or been cancelled or abandoned, and is not subject to any pending or, to the Knowledge of the Company, threatened opposition, cancellation, interference or similar proceeding. All necessary registration, maintenance and renewal fees currently due in connection with the Company Registered Intellectual Property have been made, and all necessary documents, recordations and certificates in connection with the Company Registered Intellectual Property have been timely filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Company Registered Intellectual Property. All necessary registration, maintenance and renewal fees currently due in connection with the Company Registered Intellectual Property have been made, and all necessary documents, recordations and certificates in connection with the Company Registered Intellectual Property have been timely filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Company Registered Intellectual Property. Except as set forth on Schedule 3.18.(c) of the Company Disclosure Letter, the Company and Protonex LLC own all right, title, and interest (including the sole right to enforce), free and clear of all Encumbrances, in and to all Company Intellectual Property, and with respect to Company Registered Intellectual Property are listed in the records of the appropriate United States, state and/or foreign authorities as the sole owner for each item thereof. There are not, and it is reasonably expected that immediately after the Closing there will not be, any restrictions on the Company’s, Protonex LLC’s or their Affiliates’ right to sell products owned by or offer services provided by the Company or Protonex LLC, in connection with the Business, or to transfer or license any Company Intellectual Property. Except with respect to licenses of Intellectual Property by a third party to the Company or Protonex LLC disclosed on Schedule 3.18.(b) of the Company Disclosure Letter, licenses or other agreements for Commercial Software Licenses and the U.S. Government Rights, (i) the Company owns all Intellectual Property rights in and all Software used in the operation of the Business and (ii) to the Knowledge of the Company, the use of all Software in the operation of the Business does not require rights under any third party patents that are not licensed to the Company or Protonex LLC. Except as disclosed on Schedule 3.18.(b) of the Company Disclosure Letter, neither the Company nor Protonex LLC has (i) transferred ownership of, or granted any exclusive license of or exclusive right to use, or authorized the retention of any exclusive rights to use or joint ownership of, any Intellectual Property that is or was Company Intellectual Property, to any other Person or (ii) permitted the Company’s or Protonex LLC’s rights in such Company Intellectual Property to enter into the public domain.

(d) Protection of Intellectual Property. Each of the Company and Protonex LLC is taking and has taken reasonable steps to obtain, maintain, police and protect the Company Intellectual Property and to maintain and protect the confidentiality of any trade secrets and other material Confidential Information of the Business. Except as set forth on Schedule 3.18.(c) each of the Company and Protonex LLC has the right to use, or has ownership of, free and clear of all Encumbrances, all customer lists, customer account information, correspondence, submissions and licensing and purchasing histories relating to the current and former customers of the Business, and no Person other than the Company and Protonex LLC possesses any claims or rights with respect to use of such information. Without limiting the foregoing, all current and former employees, Contingent Workers of the Company and Protonex LLC or other Persons that the Company or Protonex LLC has engaged to participate in the creation or development of any Intellectual Property used or held for use by the Company or Protonex LLC have executed valid and enforceable agreements in which they have assigned or otherwise vested all of their rights in and to such Intellectual Property to the Company or Protonex LLC and have agreed to maintain the confidentiality of such Intellectual Property. Each of the Company and Protonex LLC is not, and to the Knowledge of the Company no other party to any such agreement is, in material breach thereof. No current or former employees, Contingent Workers of the Company or Protonex LLC own any Intellectual Property used or held for use by the Company or Protonex LLC. It is not necessary for the operation of the Business to utilize any Intellectual Property rights of any employee, Contingent Worker of the Company or Protonex LLC or of the Business developed, invented or made prior to such employee’s employment or a Contingent Worker’s retention by the Company or Protonex LLC or except for any such Intellectual Property rights that have previously been assigned to the Company or Protonex LLC. No Person has asserted, and to the Knowledge of the Company, no such Person has, any right, title, interest or other claim in, or the right to receive any royalties or other consideration with respect to any Intellectual Property of the Company or Protonex LLC. To the Knowledge of the Company, the employment or engagement of any current or former employees and/or Contingent Workers does not subject the Company or Protonex LLC to any Liability to any third party for improperly soliciting such Contingent Workers, or contractor to work for the Company or Protonex LLC, whether such Liability is based on contractual or other legal obligations to such third party.

(e) No Infringement. To the Knowledge of the Company, each of the Company and Protonex LLC has not and does not, and the Company Intellectual Property and operation of the Business have not and do not infringe, dilute, conflict with, misappropriate, or otherwise violate any rights of any Person in or to any Intellectual Property. Except as set forth in Schedule 3.18.(e) of the Company Disclosure Letter, neither the Company nor Protonex LLC has received notice from any Person claiming that the Company Intellectual Property or the operation of the Business infringes, dilutes, conflicts with, misappropriates or otherwise violates the rights of any Person in or to any Intellectual Property, violates any rights to privacy or publicity, or constitutes unfair competition or trade practices under the laws of any jurisdiction, including any claim that the Company or Protonex LLC must license or refrain from using any Intellectual Property rights of any Person and, to the Knowledge of the Company, no Person has, any right to make such a claim. The Company Intellectual Property and Intellectual Property licensed to the Company and Protonex LLC is all of the Intellectual Property necessary for the operation of the Business.

(f) No Third Party Infringers. Each of the Company and Protonex LLC has taken reasonable steps to protect the Company Intellectual Property from infringement by any other Person. To the Knowledge of the Company, there has been no unauthorized use, unauthorized disclosure, infringement, dilution, violation or misappropriation by any Person of any Company Intellectual Property. No other Person (i) has the right to use the Company’s or Protonex LLC’s trademarks or service marks on the goods and/or services in connection with which they are now being used either in identical form or in such near resemblance thereto as to be likely, when applied to the goods or services of any such Person, to cause confusion with such trademarks or to cause a mistake or to deceive or (ii) has notified the Company or Protonex LLC in writing that such Person is claiming any ownership of or right to use any of the Company Intellectual Property.

(g) Liabilities. Except as set forth on Schedule 3.18.(g) of the Company Disclosure Letter, neither the Company nor Protonex LLC has reasonable basis to believe that it has any obligation under any agreement to provide indemnification for infringement of any third-party rights or otherwise, or provide updates, enhancements, improvements, modifications, fixes, support or maintenance for any Intellectual Property, Software or product or service of the Company or Protonex LLC. No third party has asserted its right to indemnification (nor, to Company’s Knowledge, do any circumstances exist that provide a basis for a third party to exercise its right to indemnification) for infringement of any third-party rights or otherwise under any Contract involving any Company Intellectual Property or Products.

(h) No Order. There are no forbearances to sue, consents, settlement agreements, judgments or orders entered into in connection with or in settlement of litigation or similar litigation-related, inter partes or adversarial-related, or government-imposed obligations to which the Company or Protonex LLC is a party or is otherwise bound that (i) restrict the rights of the Company or Protonex LLC to use, transfer, license or enforce any Company Intellectual Property; (ii) restrict the current or planned conduct of the Business in order to accommodate a third party’s Intellectual Property; or (iii) grant any third party any right with respect to any Company Intellectual Property that is owned by Company or Protonex LLC or exclusively licensed to the Company or Protonex LLC.

(i) Information Technology Systems. All Company Intellectual Property (and all parts thereof) and, to the Knowledge of the Company, all information technology systems, Software computers, workstations, routers, hubs, switches, communication lines and other technology equipment used or held for use in connection with the operation of the Business, including without limitation, all databases, websites, e-commerce platforms and associated documentation used in connection with the operation of the Business (“Information Technology Systems”), are free of (i) any critical defects, including without limitation any critical error or critical omission in the processing of any transactions and (ii) disabling codes or instructions and any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or hardware components that would permit unauthorized access or the unauthorized disruption, impairment, disablement or erasure of such Information Technology Systems or Company Intellectual Property (or any parts thereof) or data or other Software of users (“Contaminants”). Each of the Company and Protonex LLC takes and has taken reasonable steps and implements and has implemented reasonable procedures, intended to ensure that the Information Technology Systems used in connection with the operation of the Business are free from Contaminants. Each of the Company and Protonex LLC has reasonable disaster recovery plans, procedures and facilities for the Business, and takes and has taken reasonable steps to safeguard and back-up at secure off-site locations the Information Technology Systems. There have been no unauthorized intrusions or breaches of the security of such Information Technology Systems. Each of the Company and Protonex LLC has implemented security patches or upgrades that are generally available for such Information Technology Systems where such patches or upgrades are reasonably required to maintain their security.

(j) Transaction. Except as set forth on Schedule 3.18.(j) of the Company Disclosure Letter, the transactions contemplated by this Agreement and the Ancillary Agreements will not, by virtue of any Contract to which the Company or Protonex LLC is a party or by which the Company, Protonex LLC or their assets are bound, result in Parent, the Company, Protonex LLC, or any of their respective Affiliates: (i) granting to any third party any incremental right to or with respect to any Intellectual Property owned by, or licensed to, any of them, (ii) being bound by, or subject to, any incremental non-compete or other incremental material restriction on the operation or scope of their respective businesses, or (iii) being obligated to pay any incremental royalties or other material amounts, or offer any incremental discounts, to any third party. As used in this paragraph, an “incremental” right, non-compete, restriction, royalty or discount refers to a right, non-compete, restriction, royalty or discount, as applicable, in excess of the rights, non-competes, restrictions, royalties or discounts payable that would have been required to be offered or granted, as applicable, had the parties not entered into this Agreement and the Ancillary Agreements or consummated the transactions contemplated hereby.

3.19. Employee Benefit Plans.

(a) Schedule 3.19.(a) of the Company Disclosure Letter sets forth a complete and correct list of all Company Plans. The Company has made available to Parent a true and complete copy, as applicable, of (i) each Company Plan (including any amendments thereto) and descriptions of all material terms of any such plan that is not in writing, (ii) the three (3) most recent annual reports with accompanying schedules and attachments, filed with respect to each Company Plan required to make such a filing, (iii) the most recent summary plan description for each Company Plan for which a summary plan description is required by applicable law and any other notice or description provided to employees (as well as any modifications or amendments thereto), (iv) the most recently received IRS determination or opinion letter, if any, issued by the IRS and each currently pending application to the IRS for a determination or opinion letter with respect to any Company Plan that is intended to qualify under Section 401(a) of the Code, (v) the three (3) most recently prepared actuarial reports, financial statements and trustee reports, if any, relating to the Company Plan, (vi) all material records, notices and filings concerning IRS or Department of Labor audits or investigations, and (vii) all non-routine, written communications relating to any Company Plan and any proposed Company Plans within the past three (3) years. Neither the Company nor Protonex LLC has any plan or commitment to adopt or enter into any additional Company Plan or to materially amend or terminate any existing Company Plan.

(b) No Company Plan is, and neither the Company nor Protonex LLC nor any ERISA Affiliate of the foregoing contributes to, has ever contributed to or has any material Liability or obligation, whether actual or contingent, with respect to any (A) “multiemployer plan” (within the meaning of Section 3(37) or Section 4001(a)(3) of ERISA), (B) “multiple employer plan” (within the meaning of Section 413(c) of the Code), (C) single employer plan or other pension plan subject to Title IV or Section 302 of ERISA or Section 412 of the Code, or (D) multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA).

(c) Neither the Company nor Protonex LLC has any obligation to provide health, accident, disability, life insurance, severance or death benefits with respect to any current or former employees, consultants or directors or any retirees of the Company or Protonex LLC, or the spouses, dependents or beneficiaries of any of the foregoing, beyond the termination of employment or service of any such employee, consultant, director or retiree, whether under a Company Plan or otherwise, other than as required under Section 4980B of the Code or other applicable Regulation.

(d) Except as set forth in Schedule 3.19(d), neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, either alone or in combination with another event (whether contingent or otherwise) will (i) entitle any current or former employee, consultant or director of the Company or Protonex LLC or any group of such employees, consultants or directors to any payment; (ii) increase the amount of compensation or benefits due to any such employee, consultant or director or any such group of employees, consultants or directors; or (iii) accelerate the vesting, funding or time of payment of any compensation, equity award or other benefit.

(e) Each Company Plan has been operated in all material respects in accordance with its terms and the requirements of all applicable Regulations, including, without limitation, ERISA and the Code. Each of the Company and Protonex LLC has performed in all material respects all obligations required to be performed by it under, is not in any respect in default under or in violation of, and has no knowledge of any default or violation by any party to, any Company Plan. No Action is pending or, to the Knowledge of the Company, threatened against, by or on behalf of any Company Plan or the assets, fiduciaries or administrators thereof (other than claims for benefits in the ordinary course). With respect to each Company Plan, no lien has been imposed under the Code, ERISA or any other applicable Regulation.

(f) No excise tax would reasonably be expected to be imposed upon the Company or Protonex LLC under Chapter 43 of the Code. Neither the Company nor Protonex LLC has made any filing in respect of any Company Plan under the Employee Plans Compliance Resolution System or the Department of Labor Delinquent Filer Voluntary Compliance Program.

(g) Each Company Plan that is intended to be qualified under Section 401(a) of the Code has timely received a favorable determination letter or is entitled to rely on a favorable opinion letter from the IRS, in either case, that has not been revoked and, to the Knowledge of the Company, no event or circumstance exists that has adversely affected or would reasonably be expected to adversely affect such qualification or exemption. Each trust established in connection with any Company Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and no fact or event has occurred that would reasonably be expected to adversely affect the exempt status of any such trust. There has not been any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Company Plan.

(h) All contributions (including all employer contributions and employee salary reduction contributions), premiums or payments required to be made with respect to any Company Plan have been timely made, or, to the extent not yet due, have been adequately accrued on the Interim Balance Sheet to the extent required by GAAP. All such contributions have been fully deducted for income tax purposes and no such deduction has been challenged or disallowed by any Governmental Authority.

(i) No Company Plan, and neither the Company nor Protonex LLC with respect to any Company Plan, in any case, is the subject of an audit or investigation by the IRS, the Department of Labor, the PBGC or any other Governmental Authority, nor is any such audit or investigation pending or, to the Knowledge of the Company, threatened.

(j) Schedule 3.19.(j) of the Company Disclosure Letter sets forth any and all Indebtedness owed to the Company or Protonex LLC by any current or former employee; consultant or director of the Company or Protonex LLC other than pursuant to a Company Plan.

(k) Except as set forth in Schedule 3.19(k), to the Knowledge of the Company, no Company Plan is subject to the laws of any jurisdiction outside of the United States or provides compensation or benefits to any employee or former employee of the Company or Protonex LLC (or any dependent thereof) who resides outside of the United States.

(l) The Company and Protonex LLC and each of their ERISA Affiliates are in compliance in all material respects with (i) the applicable requirements of Section 4980B of the Code and any similar state law and (ii) the applicable requirements of the Patient Protection and Affordable Care Act of 2010, as amended. No Company Plan is a voluntary employee benefit association under Section 501(a)(9) of the Code. The obligations of all Company Plans that provide health, welfare or similar insurance are fully insured by bona fide third-party insurers. No Company Plan is maintained through a human resources and benefits outsourcing entity, professional employer organization, or other similar vendor or provider.

(m) Neither the Company nor Protonex LLC have made or committed to make any material increase in contributions or benefits under any Company Plan that would become effective either on or after the Closing Date.

(n) The Company and/or Protonex LLC can terminate each Company Plan without further liability to the Company and/or Protonex LLC, other than benefits described in such Company Plans and other than costs in the normal course associated with terminating any Company Plan.

3.20. Transactions with Certain Persons. Except as set forth on Schedule 3.20 of the Company Disclosure Letter, no stockholder, officer, director, Representative or employee of the Company, Protonex LLC or any Affiliate of the Company or Protonex LLC nor to the Knowledge of the Company any member of any such Person’s immediate family is presently, or within the past three years has (a) been a party to any transaction with the Company or Protonex LLC, including, without limitation, any contract, agreement or other arrangement (i) providing for the furnishing of services by, (ii) providing for the rental of real or personal property from, or (iii) otherwise requiring payments to (other than for services as officers, directors or employees of the Company or Protonex LLC) any such Person or corporation, partnership, trust or other entity in which any such Person has an interest as a stockholder, officer, director, trustee or partner; (b) been engaged in competition with the Business; or (c) has had business dealings or a material financial interest in any transaction with the Company, Protonex LLC or with respect to the Business (other than business dealings or transactions conducted in the ordinary course of business with the

Company or Protonex LLC at substantially prevailing market prices and on substantially prevailing market terms).

3.21. Certain Payments. To the Knowledge of the Company, neither the Company, Protonex LLC, nor any of its directors, officers, Representatives or employees or any other Person affiliated with or acting for or on behalf of the Company, Protonex LLC or the Business, has ever directly or indirectly made any contribution, gift, bribe, rebate, payoff, influence payment, kickback or similar other payment to any Person, private or public, regardless of form, whether in money, property or services (i) to obtain favorable treatment in securing business, (ii) to pay for favorable treatment for business secured, (iii) to obtain special concessions or for special concessions already obtained, for or in respect of the Company, Protonex LLC or any of their respective Affiliates or (iv) in violation of any Regulations (including, without limitation, the United States Foreign Corrupt Practices Act). Neither the Company, Protonex LLC, nor any Affiliate of the Company or Protonex LLC has participated, directly or indirectly, in any boycotts or other similar practices affecting any of its actual or potential customers.

3.22. Tax Matters.

(a) Since its acquisition by the Company, Protonex LLC has been for its entire existence a disregarded entity not separate from the Company for U.S. federal income tax purposes and for state income taxes in each state in which it does business and Protonex LLC has not filed any election to be treated as a corporation for U.S. federal income tax purposes.

(b) Each of the Company and Protonex LLC has duly and timely filed or caused to be timely filed with the appropriate Tax Authorities all income and other material Tax Returns required to be filed by, or with respect to, such entity. All such Tax Returns are true, complete and accurate in all material respects. All income and other material Taxes due and owing by the Company or Protonex LLC (whether or not shown on any Tax Returns) have been timely paid. Neither the Company nor Protonex LLC is currently the beneficiary of any extension of time within which to file any Tax Return. No written claim has ever been made by a Tax Authority in a jurisdiction where the Company or Protonex LLC does not file Tax Returns that the Company or Protonex LLC is or may be subject to Tax by that jurisdiction.

(c) The unpaid Taxes of the Company and Protonex LLC did not, as of the Interim Balance Sheet Date, exceed the reserve for Tax Liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Interim Balance Sheet (rather than in any notes thereto), and since the Interim Balance Sheet Date, neither the Company nor Protonex LLC has incurred any Liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice.

(d) No deficiencies for Taxes with respect to the Company or Protonex LLC have been claimed, proposed or assessed by any Tax Authority or other Governmental Authority. There are no pending or threatened audits, assessments, investigations, disputes, claims or other actions for or relating to any Liability in respect of Taxes of the Company or Protonex LLC. There are no matters under discussion with any Tax Authority or other Governmental Authority, with respect to Taxes that are likely to result in an additional Liability for Taxes with respect to the Company or Protonex LLC. No issues relating to Taxes of the Company or Protonex LLC were raised by the relevant Tax Authority in any completed audit or examination that would reasonably be expected to result in a material amount of Taxes in a later taxable period.

(e) The Company has delivered or made available to Parent complete and accurate copies of federal, state, local and foreign Tax Returns of the Company, Protonex LLC and their predecessors for all taxable years since the taxable year ended 2011, and complete and accurate copies of all audit or examination reports and statements of deficiencies assessed against or agreed to by the Company or

Protonex LLC (or any predecessor of the Company or Protonex LLC) since the last day of the last taxable year, if any, for which the applicable statute of limitations is closed, with respect to Taxes of any type. The Company and Protonex LLC (or any predecessor of the Company and Protonex LLC) have not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, nor has any request been made in writing for any such extension or waiver. No power of attorney (other than powers of attorney authorizing employees of the Company and Protonex LLC to act on behalf of the Company and Protonex LLC) with respect to any Taxes is currently in force or has been executed or filed with any Tax Authority.

(f) There are no Encumbrances for Taxes upon any property or asset of the Company or Protonex LLC (other than for current Taxes not yet due and payable).

(g) All material Taxes required to have been withheld, collected, deposited or paid, as the case may be, in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, by the Company and Protonex LLC have been timely withheld, collected, deposited or paid. The Company and Protonex LLC have properly classified all individuals providing services to the Company or Protonex LLC, as applicable, as employees or non-employees for all relevant purposes. No transaction contemplated herein is subject to the tax withholding provisions of Section 3406 of the Code, or of Subchapter A of Chapter 3 of the Code or of any other provision of law.

(h) Neither the Company nor Protonex LLC will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any installment sale or other transaction on or prior to the Closing Date, any prepaid amount received on or prior to the Closing, any accounting method change or agreement with any Tax Authority filed or made on or prior to the Closing Date, or any election under Section 108(i) of the Code.

(i) Neither the Company nor Protonex LLC is, or has ever been, a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or similar arrangements other than tax indemnification provisions contained in commercial agreements not primarily related to Taxes entered into in the ordinary course of business.

(j) Neither the Company nor Protonex LLC has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which is the Company) or any similar group for federal, state, local or foreign Tax purposes. Neither the Company nor Protonex LLC has any Liability for the Taxes of any other Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by Contract, (other than tax indemnification provisions contained in commercial agreements not primarily related to Taxes entered into in the ordinary course of business), or otherwise.

(k) The Company (i) has not been a stockholder of a “controlled foreign corporation” as defined in Section 957 of the Code (or any similar provision of state, local or foreign law); (ii) has not been a stockholder of a “passive foreign investment company” within the meaning of Section 1297 of the Code; (iii) has not engaged in a trade or business, had a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise become subject to Tax jurisdiction in a country other than the country of its formation; and (iv) has not been a “personal holding company” as defined in Section 542 of the Code (or any similar provision of state, local or foreign law).

(l) Neither the Company nor Protonex LLC has been a party to a transaction that is a “reportable transaction,” as such term is defined in Treasury Regulations Section 1.6011-4(b)(1), or any other transaction requiring disclosure under analogous provisions of state, local or foreign Tax law. If the Company or Protonex LLC has entered into any transaction such that, if the treatment claimed by it were to be disallowed, the transaction would constitute a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code, then the Company or Protonex LLC believes that it has either (x) substantial authority for the tax treatment of such transaction or (y) disclosed on its Tax Return the relevant facts affecting the tax treatment of such transaction. Neither the Company nor Protonex LLC has participated, and does not plan to participate, in any Tax amnesty program.

(m) The Company has not elected at any time to be treated as an S corporation within the meaning of Sections 1361 or 1362 of the Code (or any similar provision of state or local law).

(n) The Company has not constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code. Neither the Company nor Protonex LLC has acquired any assets from any other corporation in a transaction in which the adjusted Tax basis in the acquired assets was determined by reference (in whole or in part) to the adjusted Tax basis of the acquired assets (or any other property) in the hands of the transferor.

(o) No compensation has been or would reasonably be expected to be includable in the gross income of any “service provider” (within the meaning of Section 409A of the Code) of the Company or Protonex LLC as a result of the operation of Section 409A of the Code.  All nonqualified deferred compensation plans (as defined in Section 409A(d)(1) of the Code) of the Company or Protonex LLC are in documentary and operational compliance with Section 409A of the Code in all material respects.

(p) Neither the execution and delivery of this Agreement or the Ancillary Agreements, nor the consummation of the transactions contemplated hereby or thereby, either alone or in combination with another event (whether contingent or otherwise) will result in any “parachute payment” under Section 280G of the Code (or any corresponding provision of state, local, or foreign Tax law).

(q) There is no Contract, agreement, plan or arrangement to which the Company or Protonex LLC is a party which requires the Company or Protonex LLC to pay a Tax gross-up or reimbursement payment to any Person, including without limitation, with respect to any Tax-related payments under Section 409A of the Code or Section 4999 of the Code.

(r) This Agreement (including any exhibits hereto) sets forth the complete terms of the Merger. Neither the Company nor Protonex LLC has taken any action or knows of any fact relating to the Merger that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(s) There are no Taxes imposed on or payable by third parties with respect to which the Company or Protonex LLC has any obligation to indemnify such third party pursuant to a transaction consummated prior to the Closing.

3.23. Insurance. Schedule 3.23 of the Company Disclosure Letter contains a complete and accurate list of all policies or binders of fire, liability, title, worker’s compensation, product liability and other forms of insurance (showing as to each policy or binder the carrier, policy number, coverage limits, expiration dates, annual premiums and a general description of the type of coverage provided) maintained by the Company and Protonex LLC with respect to or that covers the Business. True and correct copies of all such policies or binders have been delivered or made available to Parent. All insurance coverage applicable to the Company, Protonex LLC or the Business is in full force and effect and insures the Company and Protonex LLC in reasonably sufficient amounts against all risks, that, to the Knowledge of the Company, are usually insured against by Persons operating similar businesses or properties of similar size in the localities where such businesses or properties are located, provides coverage as may be required by applicable Regulation and by any and all Material Contracts or Facility Leases to which the

Company or Protonex LLC is a party and has been issued by insurers of recognized responsibility. To the Knowledge of the Company, there is no Default under any such coverage nor has there been any failure to give notice or present any claim under any such coverage in a due and timely fashion. To the Knowledge of the Company, there are no outstanding unpaid premiums except in the ordinary course of business and no notice of cancellation or nonrenewal of any such coverage has been received. All products liability, general liability and workers’ compensation insurance policies maintained by the Company and Protonex LLC have been occurrence policies and not claims made policies. There are no provisions in such Insurance Policies for retroactive or retrospective premium adjustments. There are no outstanding performance bonds covering or issued for the benefit of the Company or Protonex LLC. To the Knowledge of the Company, there are no facts upon which an insurer might be justified in reducing coverage or increasing premiums on existing policies or binders. No insurer has advised the Company or Protonex LLC that it intends to reduce coverage, increase premiums or fail to renew existing policy or binder.

3.24. Accounts Receivable. The accounts receivable set forth on the Interim Balance Sheet, and all accounts receivable arising since March 31, 2015, represent bona fide claims of the Company or Protonex LLC against debtors for products provided or services performed or other charges arising on or before the date hereof, and all products provided and services performed which gave rise to said accounts were delivered or performed in accordance with the applicable orders, Contracts or customer requirements.

3.25. Environmental Matters.

(a) To the Knowledge of the Company, neither the Company nor Protonex LLC is or has been in violation of any applicable statute, law, or regulation relating to the environment or occupational health and safety, including all Environmental Laws, and no material expenditures are required in order to comply with such existing statute, law or regulation, including Environmental Laws. Neither the Company nor Protonex LLC has received any written notice of alleged, actual or potential responsibility for, or any inquiry or investigation regarding an alleged violation of or non-compliance with the conditions of any Environmental Law or any Permit issued under any Environmental Law and the to the Knowledge of the Company there is no basis for such claim, notice, inquiry or investigation.

(b) There has been no Release of Hazardous Materials on, at, under, from or to any Facility or otherwise involving the Company, Protonex LLC or the Business. Neither the Company nor Protonex LLC has received any notice that any real property currently or formerly owned, leased or operated by the Company, Protonex LLC or the Business (including soils, groundwater, surface water, buildings and other structure located thereon) has been contaminated with any Hazardous Material which could reasonably be expected to result in an Environmental Claim against, or a violation of Environmental Law by the Company, Protonex LLC or the Business.

(c) Except as set forth in Schedule 3.25(c) of the Company Disclosure Letter, No Hazardous Materials have been generated, treated, contained, handled, located, used, manufactured, processed, buried, incinerated, deposited or stored on, under or about any part of any Facility.  No Facility or any real property currently or formerly owned, leased or operated by the Company, Protonex LLC or the Business are listed on, or have been proposed for listing on, the National Priorities List (or CERCLIS) under CERCLA, or any similar state list No Facility contains any underground storage tanks, aboveground storage tanks, asbestos, urea, formaldehyde, radon at levels above natural background, PCBs, pesticides, or vapor intrusion from any Hazardous Materials.

(d) Schedule 3.25(d) of the Company Disclosure Letter contains a complete and accurate list of all off-site Hazardous Materials treatment, storage, or disposal facilities or locations used by the Company, Protonex LLC or the Business, and none of these facilities or locations has been placed or proposed for placement on the National Priorities List (or CERCLIS) under CERCLA, or any similar state list, and neither Company, Protonex LLC nor the Business has received any notice regarding potential liabilities with respect to such off-site Hazardous Materials treatment, storage, or disposal facilities or locations used by the Company, Protonex LLC or the Business.

(e) Schedule 3.25(e) of the Company Disclosure Letter lists: (i) any and all environmental reports, studies, audits, records, sampling data, site assessments, risk assessments, economic models and other similar documents with respect to the Company, Protonex LLC or the Business or any real property currently or formerly owned, leased or operated by the Company, Protonex LLC or the Business which are in the possession or control of the Company, Protonex LLC or the Business related to compliance with Environmental Laws, Environmental Claims or the Release of Hazardous Materials; and (ii) any and all material documents concerning planned or anticipated capital expenditures required to reduce, offset, limit or otherwise control pollution and/or emissions, manage waste or otherwise ensure compliance with current or future Environmental Laws (including, without limitation, costs of remediation, pollution control equipment and operational changes).

3.26. Banking Relationships. Schedule 3.26 of the Company Disclosure Letter sets forth a complete and accurate description of all arrangements that the Company, Protonex LLC or the Business has with any banks, savings and loan associations or other financial institutions providing for checking accounts, safe deposit boxes, borrowing arrangements, and certificates of deposit or otherwise, indicating in each case account numbers, if applicable, and the person or persons authorized to act or sign on behalf of the Company or Protonex LLC in respect of any of the foregoing.

3.27. No Brokers. Except as set forth in Schedule 3.27 of the Company Disclosure Letter, neither the Company, Protonex LLC nor any of their officers, directors, employees, stockholders, Representatives or Affiliates has employed or made any agreement with any broker, finder or similar agent or any Person which will result in the obligation of the Company, Protonex LLC, Parent or any of their respective Affiliates to pay any finder’s fee, brokerage fees or commission or similar payment in connection with the transactions contemplated hereby.

3.28. Disclosure Documents.

(a) None of the information supplied or to be supplied in writing by or on behalf of the Company or any Company Subsidiary for inclusion or incorporation by reference in (i) the Form F-4 will, at the time such document is filed with the U.S. Securities and Exchange Commission (the “SEC”), at any time such document is amended or supplemented or at the time such document is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Proxy Statement will, at the date it is first mailed to the stockholders of the Company, at the time of the Company Stockholder Meeting, at the time the Form F-4 is declared effective by the SEC or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. All documents that the Company is responsible for filing with the SEC in connection with the Transactions, to the extent relating to the Company or other information supplied by or on behalf of the Company for inclusion therein, will comply as to form, in all material respects, with the provisions of the Securities Act or Exchange Act, as applicable, and the rules and regulations of the SEC thereunder and each such document required to be filed with any Governmental Authority (other than the SEC) will comply in all material respects with the provisions of any applicable Law as to the information required to be contained therein.

(b) The representations and warranties contained in this Section 3.28 will not apply to statements or omissions included in the Form F-4 (including the Proxy Statement) to the extent based upon information supplied by or on behalf of Parent or Merger Sub.

3.29. No Other Agreements to Sell the Assets or Capital Stock of the Company. Neither the Company, Protonex LLC nor any of their respective officers, directors, stockholders, Representatives or Affiliates has any commitment or legal obligation, absolute or contingent, to any other Person other than Parent to sell, assign, transfer or effect a sale of any of the assets of the Company or Protonex LLC, to sell or effect a sale of any capital stock of the Company or Protonex LLC (other than inventory in the ordinary course of business), to effect any merger, consolidation, liquidation, dissolution or other reorganization of the Company or Protonex LLC, or to enter into any agreement or cause the entering into of an agreement with respect to any of the foregoing. Neither the Company nor Protonex LLC is currently engaged in discussions or negotiations with any party other than Parent with respect to any of the foregoing.

3.30. Vote Required. The (i) affirmative vote, at a duly called and held meeting of stockholders of the Company or (ii) approval by written consent in lieu of a meeting (in each case to approve the Merger and the other Transactions), of the holders of at least a majority of the outstanding shares of Company Common Stock entitled to vote upon the Merger and the other Transactions (the “Company Stockholder Approval”), is the only vote of the holders of any class or series of shares of capital stock of the Company necessary to approve the Merger and the other Transactions. The affirmative vote or consent of the stockholders of that Company that are party to the Support Agreement is sufficient to obtain the Company Stockholder Approval approving the Merger and the other Transactions.

3.31. International Operations and Export Control. The Company:

(a) At all times has acted without violation of and in compliance with any applicable export or reexport control or sanctions laws, orders or regulations of any and all applicable jurisdictions, including without limitation the United States and any jurisdiction in which Company is established or from which it exports or reexports any items or in which it provides services, including without limitation the Export Administration Regulations administered by the Bureau of Industry and Security of the U.S. Department of Commerce (“BIS”), sanctions and embargo executive orders and regulations administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”) and the International Traffic in Arms Regulations (“ITAR”) administered by the Directorate of Defense Trade Controls of the U.S. State Department (“DDTC”), all as amended from time to time (collectively, “Export Control Laws”);

(b) At all times has acted without a violation of the registration and reporting requirements under Part 122 and Part 129 of the ITAR;

(c) At all times has acted without violation and in compliance with the requirements of the U.S. Foreign Corrupt Practices Act of 1977, as amended, any applicable Law implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business or other applicable anti-corruption conventions, and any other applicable anti-corruption law;

(d) Has no pending voluntary self-disclosures with the BIS, OFAC or DDTC and has not received any inquiries from any Governmental Authority that could indicate that Company is under criminal or civil investigation concerning any of the Export Control Laws;

(e) Is not aware of any non-compliance with any of the Export Control Laws which could subject Company to civil or criminal fines, penalties or other measures; and

(f) At all times has acted without violation and in compliance with any and all applicable import laws, orders or regulations of any applicable jurisdiction, as amended from time to time, and without notice of violation of and in compliance with any required import permits, licenses, authorizations and general licenses granted under such laws, regulations or orders, which permits, licenses and authorizations are described in this subsection.

3.32. Government Contracts.

(a) Schedule 3.32.(a) of the Company Disclosure Letter lists each of the outstanding agreements, contracts, leases, or commitments Company has entered into with a Governmental Authority (collectively, the “Government Contracts”) and with a higher-tier contractor that has an agreement, contract, lease, or commitment the ultimate customer of which is a Governmental Authority (the “Government Subcontracts”).

(b) With respect to each and every Government Contract and Government Subcontract, and except as described in Schedule 3.32.(a), (i) Company has complied in all material respects with all material terms and conditions of them, including material clauses, provisions and requirements incorporated expressly, by reference or by operation of law therein; (ii) Company has complied in all material respects with all material requirements of any statute, rule, regulation, order or agreement with the Governmental Authority pertaining to such Government Contract or Government Subcontract; (iii) all representations and certifications executed, acknowledged or set forth in, pertaining to, or made in connection with, the negotiation or award of such Government Contract or Government Subcontract were current, accurate, and complete when made and all such representations and certifications were updated so that they remained current, accurate, and complete, if updating was required, and Company has complied in all material respects with all such representations and certifications; (iv) neither the Governmental Authority nor any prime contractor, subcontractor or other Person has notified Company in writing that Company has materially breached or violated any Government Contract, Government Subcontract, statute, rule or regulation or certification; (v) no termination for convenience, termination for default, cure notice or show cause notice has been issued and not resolved or cured; (vi) no material cost incurred by Company has been questioned in writing or disallowed, other than those which have been resolved; (v) no money due to Company has been withheld or set off and not resolved, and (vi) Company has materially complied with the requirements of Executive Order 11246, as amended, and related equal opportunity and affirmative action clauses of its Government Contracts and Government Subcontracts.

(c) There exist (i) no material outstanding claims against Company, either by the Governmental Authority or by any prime contractor, subcontractor, vendor or other third party, arising under or relating to a Government Contract or Government Subcontract; and (ii) no formal (i.e., formalized in a written instrument) pending disputes between Company and the Governmental Authority or any prime contractor, subcontractor or vendor arising under or relating to any Government Contract or Government Subcontract.

(d) Neither the Company nor any of its directors, officers or employees is (or at any time during the last five years has been) suspended, debarred or has been notified that it or they have been proposed for debarment from doing business with a Governmental Authority or has been declared non-responsible or ineligible for contracting with a Governmental Authority.  There are no current circumstances that would warrant or be likely to lead to the institution of suspension or debarment proceedings against Company.  Company has not, within the past five years, been terminated for default under any Government Contract or Government Subcontract.

(e) Company has not during the last five years (i) received any subpoena from an inspector general, grand jury, or similar investigative agency nor a civil investigative demand relating to any Government Contract or Government Subcontract; or (ii) been advised that it is or was the target or subject of any investigation by any Governmental Authority relating to any Government Contract or Government Subcontract.

(f) Company has not during the last five years made a disclosure to any Governmental Authority concerning potential violation of law by Company in connection with any of its Government Contracts or Government Subcontracts nor is it aware of a basis for which such a disclosure should have been made or should now be made, specifically including, but not limited to, any disclosures that should have been or should now be made in accordance with Federal Acquisition Regulation ¶ 52.203-13(b)(3)(i).

(g) Company has not during the last five years made any disclosure to any Governmental Authority of any alleged irregularity, misstatement, omission, or overpayment in connection with any Government Contract or Government Subcontract nor is it aware of a basis for which such a disclosure should have been or should now be made.

(h) During the last five years, Company has not been awarded a past performance rating lower than satisfactory or the equivalent.

(i) Neither the Company nor any director, officer, agent or employee of Company has (i) used any funds for unlawful contributions, gifts, gratuities, entertainment or other unlawful expenses to or for any government employee; (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns; (iii) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or any applicable law implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business or other applicable conventions, and any other applicable anti-corruption law; (iv) made any payments or given anything of value to a prime contractor or prime contractor employee in violation of the Anti-Kickback Act, 41 U.S.C. § 8701 et seq.; or (v) paid a contingent fee in violation of Federal Acquisition Regulation 52.203-5.

3.33. Product Warranty. Each Product manufactured, sold, leased, and delivered by the Company and Protonex LLC have conformed in all material respects with all applicable contractual commitments and all express and implied warranties, and neither the Company nor Protonex LLC has any material liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due) for replacement or repair thereof or other Damages in connection therewith, subject only to the reserve for product warranty claims set forth on the face of the Balance Sheet Date (rather than in any notes thereto) as adjusted for operations and transactions through the Closing Date in accordance with the past custom and practice of the Company and Protonex LLC. Substantially all of the products manufactured, sold, leased, and delivered by the Company and Protonex LLC are subject to standard terms and conditions of sale or lease. Schedule 3.33 of the Company Disclosure Letter includes copies of the standard guaranty, warranty, and indemnity provisions applicable to the sale or lease of the Products.

3.34. Customers and Suppliers. Schedule 3.34 of the Company Disclosure Letter lists the ten largest customers of the Company for each of the two most recent fiscal years and sets forth opposite the name of each such customer the percentage of consolidated net sales attributable to such customer.  Schedule 3.34 of the Company Disclosure Letter also lists the ten largest suppliers of the Company for each of the two most recent fiscal years and sets forth opposite the name of each such supplier the total dollar amount purchased from such supplier during that period.

Article IV.
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as (i) disclosed in any Parent SEC Documents filed or furnished to the SEC by Parent after January 1, 2015, (ii) disclosed in any publicly available filing under Parent’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) or (iii) otherwise set forth on the Parent Disclosure Letter, Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company as follows, which representations and warranties are, as of the date hereof, and will be, as of the Closing Date, true and correct:

4.1. Organization of Parent and Merger Sub. Parent is a corporation duly organized, validly existing and in good standing under the laws of Canada, and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.  Each of Parent and Merger Sub

have full corporate power and authority to own and lease their respective properties and assets and conduct their respective businesses as presently being conducted.

4.2. Authorization. Parent and Merger Sub have all requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to be executed and delivered by Parent and Merger Sub pursuant hereto, to consummate the transactions contemplated hereby and thereby and to perform their obligations hereunder and thereunder. The execution and delivery by Parent and Merger Sub of this Agreement and the Ancillary Agreements to which they are to be parties and the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby have been duly approved by the board of directors of Parent and the board of directors and stockholder of Merger Sub. Except as otherwise set forth herein, no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement and the Ancillary Agreements to which they are to be parties and the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and is, and upon execution and delivery of the Ancillary Agreements to which Parent and Merger Sub are or will be parties, such Ancillary Agreements will be, legal, valid and binding obligations of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with their terms, in each case, except as such enforceability may be limited by (a) bankruptcy, insolvency, moratorium, reorganization or other similar laws affecting creditors’ rights generally and (b) the general principles of equity, regardless of whether asserted in a proceeding in equity or at law.

4.3. No Conflict or Violation; Required Consents and Filings.

(a) Neither the execution, delivery or performance of this Agreement or the Ancillary Agreements, nor the consummation of the transactions contemplated hereby or thereby, nor compliance by Parent and Merger Sub with any of the provisions hereof or thereof, will (a) violate or conflict with any provision of the Organizational Documents of Parent and Merger Sub, (b) violate, conflict with, or result in or constitute a Default under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any Encumbrance upon any of Parent’s or Merger Sub’s assets under, any of the terms, conditions or provisions of any contract, indebtedness, note, bond, indenture, security or pledge agreement, commitment, license, lease, franchise, permit, agreement, authorization, concession, or other instrument or obligation to which Parent or Merger Sub is a party, except for any violation, conflict, Default, termination, acceleration or creation of Encumbrance which would not prevent or materially delay the ability of Parent to consummate the transactions contemplated by this Agreement or the Ancillary Agreements, or (c) violate any Regulation or Court Order.

(b) The execution and delivery of this Agreement by each of Parent and Merger Sub does not, and the performance of this Agreement and the transactions contemplated hereby by each of Parent and Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) the filing with the SEC of (A) the Form F-4 and declaration of effectiveness of the Form F-4 and (B) such reports under, and other compliance with, the Exchange Act (and the rules and regulations promulgated thereunder) and the Securities Act (and the rules and regulations promulgated thereunder) as may be required in connection with this Agreement, (ii) such filings as may be required by the applicable rules of the NASDAQ Stock Market and the Toronto Stock Exchange, (iii) the filing of the Certificate of Merger and the acceptance for record by the Delaware Secretary or State, (iv) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws, (v) such filings as may be required under Canadian Securities Laws, (vi) such filings as may be required in connection with the HSR Act and (vii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, has not had and would not reasonably be expected to be material adverse to Parent.

4.4. Parent Common Stock. All of the shares of Parent Common Stock to be issued as part of the Aggregate Consideration shall, when issued and delivered in accordance with this Agreement, be duly authorized, validly issued, fully paid and non-assessable, and none of such shares of Parent Common Stock shall be subject to any preemptive rights.

4.5. No Brokers. Except for Cowen & Company LLP, neither Parent, Merger Sub, nor any of their respective Representatives or Affiliates has employed or made any agreement with any broker, finder or similar agent or any Person which will result in the obligation of Parent or Merger Sub or any of their respective Affiliates to pay any finder’s fee, brokerage fees or commission or similar payment in connection with the transactions contemplated hereby.

4.6. Securities Reports and Financial Statements.

(a) A true and complete copy of each annual and other report, registration statement, and definitive proxy statement filed by Parent with the SEC since January 1, 2015 and prior to the date hereof (the “Parent SEC Documents”) is available on the Web site maintained by the SEC at http://www.sec.gov. A true and complete copy of each report, registration, schedule, form, statement and other document that Parent was required to file with the Canadian securities commissions since January 1, 2015 and prior to the date hereof (the “Parent SEDAR Filings”) is available on the SEDAR website at http://www.sedar.gov. As of their respective filing dates, the Parent SEC Documents complied in all material respects with the requirements of the United States Securities Act and the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Documents, and none of the Parent SEC Documents contained on their filing dates any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent corrected by a Parent SEC Document filed prior to the date of this Agreement.  As of their respective filing dates, the Parent SEDAR Filings complied in form in all material respects with applicable requirements of Canadian Securities Laws, and none of the Parent SEDAR Filings, as of their respective filing dates, contained a misrepresentation (as defined under Canadian Securities Laws).

(b) The audited financial statements and unaudited interim financial statements of Parent included or incorporated by reference in the Parent SEC Reports and Parent SEDAR Filings, as of their respective dates, and giving effect to any amendments or supplements thereto, comply as to form with the then applicable accounting requirements and applicable Canadian Securities Laws and the rules and regulations of the SEC, as applicable, with respect thereto, were prepared in accordance with IFRS applied on a consistent basis, and fairly present, in all material respects, the financial position of Parent as of the dates thereof, and its results of operations, changes in shareholders’ equity and cash flows for the periods then ended.

4.7. Disclosure Documents.

(a) None of the information supplied or to be supplied in writing by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in (i) the Form F-4 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Proxy Statement will, at the date it is first mailed to the stockholders of the Company, at the time of the Company Stockholder Meeting, at the time the Form F-4 is declared effective by the SEC or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. All documents that Parent is responsible for filing with the SEC in connection with the Transactions, to the extent relating to Parent or any Parent

Subsidiary or other information supplied by or on behalf of Parent or any Parent Subsidiary for inclusion therein, will comply as to form, in all material respects, with the provisions of the Securities Act or Exchange Act, as applicable, and the rules and regulations of the SEC thereunder and each such document required to be filed with any Governmental Authority (other than the SEC) will comply in all material respects with the provisions of any applicable Law as to the information required to be contained therein.

(b) The representations and warranties contained in this Section 4.7 will not apply to statements or omissions included in the Form F-4 (including the Proxy Statement) to the extent based upon information supplied by or on behalf of the Company.

4.8. Parent Capitalization. The authorized capital of Parent consists of an unlimited number of shares of Parent Common Stock, of which 132,566,428 were issued and outstanding as of March 31, 2015, and an unlimited number of shares of preferred stock, of which no shares are issued and outstanding. All such shares of capital stock of Parent have been duly authorized and validly issued, and are fully paid and nonassessable and have been issued and granted in all material respects in compliance with all applicable securities registration Laws. The rights, preferences, privileges and restrictions of the capital stock of Parent are as stated in Parent’s certificate of incorporation in effect as of the date hereof.

4.9. Litigation. As of the date of this Agreement, there is no Action pending before any court of competent jurisdiction (or, to the knowledge of Parent or Merger Sub, threatened in writing) against Parent or Merger Sub, any of Subsidiaries of Parent or Merger Sub or any of their assets or properties or any of their respective directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with Parent or Merger Sub or any of their Subsidiaries) that would have a Parent Material Adverse Effect.

4.10. Merger Sub. Merger Sub is an indirect wholly-owned subsidiary of Parent and (a) was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, (b) has engaged in no other business activities and (c) has conducted its operations only as contemplated by this Agreement. All of the issued and outstanding equity of Merger Sub is validly issued, fully paid and non-assessable and is owned, beneficially and of record, by Parent free and clear of all Encumbrances, options, rights of first refusal, stockholder agreements, limitations on Parent’s voting rights and other encumbrances of any nature whatsoever.

4.11. Absence of Certain Changes. Except as expressly contemplated by this Agreement, between the date of Parent’s most recent unaudited interim financial statements required to be filed on SEDAR and the date of this Agreement, there has not occurred any change, effect or event that has had or, with notice or lapse of time or both, would reasonably be expected to have a Parent Material Adverse Effect.

4.12. Compliance with Laws. As of the date of this Agreement. Parent is in material compliance with all applicable Regulations and Court Orders relating to Parent except for such violations that would not have a Parent Material Adverse Effect.

4.13. Tax Matters.

(a) Parent and each of its Subsidiaries have duly and timely filed or caused to be timely filed with the appropriate Tax Authorities all income and other material Tax Returns required to be filed by, or with respect to, such entity. All such Tax Returns are true, complete and accurate in all material respects. All income and other material Taxes due and owing by Parent and its Subsidiaries (whether or not shown on any Tax Returns) have been timely paid.

(b) No written claim has been made within the past 3 years by a Tax Authority in a jurisdiction where Parent or any of its Subsidiaries does not file Tax Returns that Parent or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

(c) No deficiencies for Taxes with respect to Parent or any of its Subsidiaries have been claimed, proposed or assessed by any Tax Authority or other Governmental Authority. There are no pending or threatened audits, assessments, investigations, disputes, claims or other actions for or relating to any Liability in respect of Taxes of Parent or any of its Subsidiaries. There are no matters under discussion with any Tax Authority or other Governmental Authority, with respect to Taxes that are likely to result in an additional Liability for Taxes with respect to Parent or any of its Subsidiaries. No issues relating to Taxes of Parent or any of its Subsidiaries were raised by the relevant Tax Authority in any completed audit or examination that would reasonably be expected to result in a material amount of Taxes in a later taxable period.

(d) Neither Parent nor any of its Subsidiaries (nor any predecessor of Parent and its Subsidiaries) has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, nor has any request been made in writing for any such extension or waiver.

(e) All material Taxes required to have been withheld, collected, deposited or paid, as the case may be, in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, by Parent and its Subsidiaries have been timely withheld, collected, deposited or paid. Parent and its Subsidiaries have properly classified all individuals providing services to Parent or its Subsidiaries, as applicable, as employees or non-employees for all relevant purposes.

(f) Neither Parent nor any of its Subsidiaries is, or has ever been, a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or similar arrangements other than tax indemnification provisions contained in commercial agreements not primarily related to Taxes entered into in the ordinary course of business.

(g) No more than 50% (by vote and value) of the stock of Parent will be received pursuant to the Merger by former shareholders of the Company.

Article V.
COVENANTS

The Company, the Company Stockholders (by virtue of the execution and delivery of the Stockholder Transmittal Letters), Parent and Merger Sub each covenant and agree as follows:

5.1. Further Assurances.

(a) Upon the terms and subject to the conditions contained herein, the parties agree, both before and after the Closing, (i) to use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, as promptly as practicable, the transactions contemplated by this Agreement and the Ancillary Agreements, (ii) to execute any documents, instruments or conveyances of any kind which may be reasonably necessary or advisable to carry out any of the transactions contemplated hereunder or thereunder, and (iii) to cooperate with each other in connection with the foregoing, including using commercially reasonably efforts.

(b) Without limiting the foregoing, the parties agree to use their respective reasonable efforts (A) to obtain all necessary waivers, consents and approvals necessary or desirable for the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements from other parties to the Contracts and Leases, provided that neither Company, Parent, Merger Sub nor any of their respective Affiliates shall be required to make any payments, commence litigation or agree to modifications of the terms thereof in order to obtain any such waivers, consents or approvals; (B) to obtain all Permits as are required to be obtained under any Regulations that are necessary or advisable to consummate the transactions contemplated hereunder; (C) to defend all Actions challenging this Agreement or the consummation of the transactions contemplated hereby; (D) to seek to lift or rescind any injunction or restraining order or other Court Order adversely affecting the ability of the parties to consummate the transactions contemplated hereby; (E) to give all notices to, and make all registrations and filings with third parties, including, without limitation, submissions of information requested by Governmental Authorities that are necessary or advisable to consummate the transactions contemplated hereunder, (F) promptly make all necessary filings, and thereafter promptly make any other required submissions, with respect to this Agreement required under the HSR Act or any other applicable Law; and (G) to fulfill all conditions to this Agreement. Company and Parent shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated hereby and provide each other party with a reasonable opportunity to review and comment on any waivers, consents, approvals, notices, orders, registrations and filings to be made, given or used by Parent or the Company and shall promptly deliver to the other party a copy of each such registration or filing made, each such notice given and each such waiver, consent, approval or order obtained by Parent or the Company prior to the Closing Date.

(c) If a Notification and Report Form pursuant to the HSR Act is required to be filed in order to consummate the transactions contemplated hereby, the Company and Parent agree (i) to file or submit a Notification and Report Form pursuant to the HSR Act and any notifications required under any other applicable antitrust, competition or merger control law, and the rules and regulations promulgated thereunder, in each case as promptly as reasonably practicable (but in any event, with respect to the Notification and Report Form pursuant to the HSR Act, within ten (10) days after the date hereof); (ii) to furnish to the other parties or their outside counsel such necessary information and reasonable assistance as the other parties may reasonably request in connection with their preparation of any filing or submission under the HSR Act and any other applicable antitrust, competition or merger control law; (iii) to provide to the other parties or their outside counsel, subject to applicable laws and reasonable advice of outside counsel, a draft of any filing or submission under the HSR Act or any other applicable antitrust, competition or merger control law and a reasonable opportunity to review such draft before making or causing to be made such filing or submission, and to consider in good faith the views of the other parties regarding such filing or submission; (iv) to respond as promptly as practicable to all inquiries or requests received from the Federal Trade Commission, the Antitrust Division of the Department of Justice or any other Governmental Authority for additional information or documentation; (v) to keep the other parties apprised of the status of any communications with, and any inquiries or requests from, any Governmental Authority; and (vi) to take any and all other commercially reasonable steps necessary or advisable to cause the expiration or termination of any waiting period (and any extension thereof) under the HSR Act, obtain any other waiting period expirations or terminations, waivers, consents and approvals under other applicable antitrust, competition and merger control laws, and remove any other legal or other impediment to consummation of the transactions contemplated by this Agreement and the Ancillary Agreements under such laws; provided, however, that notwithstanding anything in this Agreement to the contrary, Parent shall not be required to defend or otherwise contest any litigation or other proceeding challenging the transactions contemplated by this Agreement or the Ancillary Agreements under the FTC Act, the Clayton Act, or any other similar antitrust, competition or merger control law. The Parent, Company, Protonex LLC and their Affiliates shall not take any action, or enter into any agreement, to extend any applicable waiting or review period or to delay or not to consummate the transactions contemplated by this Agreement or the Ancillary Agreements to be consummated on the Closing Date, except with the prior written consent of the other persons.

(d) The Parties agree that, if requested by Ballard, they will promptly following the date of this Agreement provide joint voluntary notification to the Committee on Foreign Investment in the United States (“CFIUS”) of the Parties’ intention to pursue the transactions contemplated hereby in compliance with the requirements of Subpart D of 31 C.F.R. 800, and to cooperate in any review, presentation, request for information or investigation to be conducted by CFIUS in connection herewith.

(e) Notwithstanding anything in this Agreement to the contrary, in no event shall Parent or any of its Affiliates, in connection with an investigation or inquiry by a Governmental Authority or a court order, be required (i) to propose, or agree to accept, any undertaking or condition, (ii) to enter into any consent decree, hold separate or license agreement, (iii) to make any sale, divestiture or other disposition, (iv) to accept any operational, financial or ownership restriction, or (v) to take or commit to take any action or nonaction in order to permit the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, and further, none of the Company, Protonex LLC or their Affiliates shall propose, agree to, or take any of the actions or commitments described in this subsection (d) without the prior written consent of Parent. If requested by Parent, the Company, Protonex LLC and their Affiliates shall agree to, and shall take, any action contemplated by this subsection (d), provided that such agreement or action is conditioned on the consummation of the transactions contemplated by this Agreement.

5.2. Audits. The Company shall use reasonable efforts to cooperate with Parent and Parent’s independent public accountants (“Parent’s Accountants”) in connection with the completion of any audit of the historical financial statements of the Company and/or the Business for the fiscal years ended September 30, 2014, 2013 and 2012 and the preparation of any periodic report required to be filed under the Securities Exchange Act of 1934, as amended (a “Periodic Report”) and/or of any disclosure document of Parent or its Affiliates to be used by Parent or its Affiliates to obtain financing and/or to register securities of Parent or its Affiliates (in each case, a “Disclosure Document”) including, without limitation, any registration statement under the Securities Act and any syndication memorandum for debt financing of Parent or its Affiliates. Such cooperation shall include, without limitation (a) assisting Parent and/or Parent’s Accountants in the preparation, audit and review of financial statements for the Company and/or the Business for any fiscal years or portions thereof reasonably determined by Parent that may be necessary for inclusion in any Periodic Report and/or Disclosure Document or in any filing that Parent may desire to make with the SEC or other regulatory authority, (b) executing and providing any certifications, representation letters or similar documents and providing such other information as Parent or Parent’s Accountants may reasonably request in conjunction with an audit of such financial statements and/or in conjunction with Parent’s Accountants’ preparation of any comfort letters with respect to any Periodic Report and/or Disclosure Document (and responding to any inquiries from Parent or Parent’s Accountants in connection with any such certifications, representation letters or other information), (c) providing Parent with access to the Company’s prior accountants’ work papers relating to any such financial statements and information (if any), (d) assisting in the preparation of responses to comments received from the Staff of the SEC with respect to any such financial statements included in any SEC filings, (e) assisting in the preparation of any statutory or regulatory audits required to be filed with respect to the Company and/or the Business in any jurisdiction and (f) executing and providing appropriate managers’ certifications of any such financial statements pursuant to the Sarbanes-Oxley Act of 2002 and responding to inquiries from Parent’s management in connection with any such managers’ certification. In addition, the Company shall use reasonable best efforts to cause its accountants to provide any necessary consents to the inclusion of the Company’s audited financial statements in the Proxy Statement and Form F-4.

5.3. No Solicitation.

(a) From the date hereof through the Closing or the earlier termination of this Agreement, neither the Company nor any Company Stockholder who is a party to a Support Agreement shall, and each of them shall cause each of their respective Representatives (including, without limitation, investment bankers, attorneys and accountants), not to, directly or indirectly, enter into, solicit, initiate or continue any discussions or negotiations with, or encourage or respond to any inquiries or proposals by, or participate in any negotiations with, or provide any information to, or otherwise cooperate in any other way with, any Person or group, other than Parent and its Affiliates and Representatives, concerning: (i) any sale of all or a portion of the Company’s assets (other than inventory in the ordinary course of business); or (ii) any merger, consolidation, share exchange, business combination, liquidation, dissolution or similar transaction involving the Company (each such transaction being referred to herein as a “Takeover Transaction”). From the date hereof through the Closing or the earlier termination of this Agreement, neither the Company nor any Company Stockholder shall, directly or indirectly, through any member, officer, employee, Representative, agent or otherwise, solicit, initiate or encourage the submission of any proposal or offer from any Person relating to any Takeover Transaction or participate in any negotiations regarding, or furnish to any other Person any information with respect to the Company for the purposes of, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to seek or effect a proposed Takeover Transaction. The Company shall promptly advise such prospective purchaser or soliciting party, by written notice (with a copy to Parent) of the terms of this Section 5.3 and will, as promptly as practicable (and in any event within 48 hours), notify Parent (orally and in writing) if any such offer, or any inquiry or contact with any Person with respect thereto, is made and shall provide Parent with a copy of such offer, the terms of any proposal, including, without limitation, the identity of the prospective purchaser or soliciting party, and shall keep Parent informed on the status of any negotiations regarding such offer. The Company agrees not to release any third party from, or waive any provision of, any confidentiality or standstill agreement to which the Company is a party.

(b) Notwithstanding Section 5.3(a), if, prior to the time that Company Stockholder Approval is obtained, Company receives a written and unsolicited Acquisition Proposal that the Board of Directors of the Company reasonably believes to be credible, and which the Board of Directors of the Company determines in good faith (after consultation with its financial advisors and outside counsel) constitutes or is reasonably likely to lead to a Superior Proposal, and the Company has given Parent at least four Business Days prior written notice of its intentions, then the Company may take the following actions (1) furnish nonpublic information with respect to the Company and any of its Subsidiaries to the Person making such Acquisition Proposal but only if (A) prior to so furnishing such information, Company has entered into a customary confidentiality agreement with such Person on terms no less favorable to Company than the confidentiality agreement by and between Company and Parent, and (B) all such information has previously been provided to Parent or is provided to Parent prior to or contemporaneously with the time it is provided to the Person making such Superior Proposal or such Person’s representatives, and (2) if the Board of Directors of the Company has determined in good faith, after consulting with its outside counsel, that the failure to take such action would be a breach of the directors’ fiduciary duties under applicable Law, engage or participate in any discussions or negotiations with such Person with respect to the Superior Proposal.

(c) Except as set forth in Section 5.3(d), the Board of Directors of the Company shall not (i) withhold, withdraw or modify (or publicly propose to withhold, withdraw or modify) in a manner adverse to Parent, its recommendation referred to in Section 5.9(c), or (ii) approve or recommend (or publicly propose to approve or recommend) any Acquisition Proposal. Except as set forth in Section 5.3(d), Company shall not, and its board of directors shall not allow Company to, and Company shall not allow any of its Subsidiaries to, enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (except for confidentiality agreements permitted under Section 5.3(b)) relating to any Superior Proposal.

(d) Notwithstanding anything to the contrary set forth in this Agreement, the Board of Directors of the Company may, prior to the time the Company Stockholder Approval is obtained, in response to a Superior Proposal, and provided that the Company has not breached Section 5.3(a) or (b), (i) make a

Change in Recommendation and/or (ii) terminate this Agreement pursuant to Section 8.1(and concurrently with such termination cause Company to enter into a definitive agreement with respect to the Superior Proposal), in each case of clauses (i) or (ii), if the Board of Directors of the Company has determined in good faith, after consulting with its outside counsel, that the failure to take such action would be a breach of the directors’ fiduciary duties under applicable Law; provided that the board of directors may not take any such action in connection with an Acquisition Proposal unless (1) the board of directors has determined that such Acquisition Proposal constitutes a Superior Proposal, (2) prior to terminating this Agreement pursuant to Section 8.1, Company provides prior written notice to Parent at least four Business Days in advance (the “Notice Period”) of its intention to take such action, which notice shall specify all material terms and conditions of such Superior Proposal (including the identity of the party making such Superior Proposal and copies of any documents or correspondence evidencing such Superior Proposal), and any material modifications to any of the foregoing (it being agreed that any modification to the terms and conditions of such Superior Proposal shall require a new written notice and a new four Business Day Notice Period), (3) during the Notice Period Company shall, and shall cause its financial advisors and outside counsel to negotiate with Parent in good faith should Parent propose to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute (in the good faith judgment of Company’s Board of Directors) a Superior Proposal and (4) such Superior Proposal continues to constitute (in the good faith judgment of Company’s Board of Directors) a Superior Proposal after taking into account any such amendments that Parent shall have agreed to make prior to the end of the Notice Period.

5.4. Notification of Certain Matters.

(a) From the date hereof through the Closing Date, the Company shall give prompt notice to Parent of (a) the occurrence, or failure to occur, of any event which occurrence or failure would be likely to cause (i) any representation or warranty contained in this Agreement or in any exhibit or schedule hereto that is qualified as to materiality to be untrue or inaccurate in any respect or (ii) any representation or warranty contained in this Agreement or in any exhibit or schedule hereto to be untrue or inaccurate in any material respect and (b) any failure of the Company to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied the Company under this Agreement or any exhibit or schedule hereto; provided, however, that such disclosure shall not be deemed to cure any breach of a representation, warranty, covenant or agreement or to satisfy any condition. The Company shall promptly notify Parent of any Default, the threat or commencement of any Action, or any development that occurs before the Closing that could in any way materially affect the Company or the Business.

(b) From the date hereof through the Closing Date, Parent shall give prompt notice to the Company of (a) the occurrence, or failure to occur, of any event which occurrence or failure would be likely to cause (i) any representation or warranty contained in this Agreement or in any exhibit or schedule hereto that is qualified as to materiality to be untrue or inaccurate in any respect or (ii) any representation or warranty contained in this Agreement or in any exhibit or schedule hereto to be untrue or inaccurate in any material respect and (b) any failure of Parent to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied the Company under this Agreement or any exhibit or schedule hereto; provided, however, that such disclosure shall not be deemed to cure any breach of a representation, warranty, covenant or agreement or to satisfy any condition. Parent shall promptly notify the Company of any Default, the threat or commencement of any Action, or any development that occurs before the Closing that could in any way materially affect the Company or the Business.

5.5. Investigation. From the date hereof through the Closing Date, the Company shall, and shall cause its respective directors, officers, employees and agents to, use commercially reasonable efforts to afford the Representatives of Parent and its Affiliates access at all reasonable times and upon reasonable notice to the Company and the Business for the purpose of inspecting the same, and to the directors, officers, employees, agents, attorneys, accountants, properties, Company Plans, Books and Records and Contracts of the Company, and shall furnish Parent and its Representatives all financial, operating and other data and information as Parent or its Affiliates, through their respective Representatives, may reasonably request.

5.6. Conduct of Business. Between the date of this Agreement and the Closing Date, the Company shall, except as contemplated by this Agreement, or as consented to by Parent in writing, conduct the Business in the ordinary course of business and in accordance with past practice and shall not take any action inconsistent with this Agreement or the consummation of the Closing. The Company shall not, and the Company shall cause Protonex LLC not to, except as specifically contemplated by this Agreement or as consented to by Parent in writing:

(a) issue, or commit to issue, any capital stock of the Company or Protonex LLC or any security convertible into or exchangeable for such capital stock, including, without limitation, any stock option or restricted stock; grant any registration rights; purchase, redeem, retire or otherwise acquire any capital stock; or declare or pay any dividend or other distribution or payment in respect of the capital stock, except for shares of Company Common Stock issued upon the exercise of Company Options and Company Warrants outstanding on the date hereof;

(b) amend any Organizational Documents of the Company or Protonex LLC;

(c) adopt or change any material Tax or other accounting methods, principles or practices or change any annual Tax accounting period; make or change any material Tax election; settle or compromise any material claim, notice, audit report or assessment in respect of Taxes; file any amended Tax Return; enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement relating to any Tax; knowingly surrender any right to claim a Tax refund; or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(d) revalue any assets of the Company, Protonex LLC or relating to the Business, including, without limitation, writing off notes or accounts receivable, except in the ordinary course of business consistent with past practice;

(e) fail to take reasonable actions to prevent any damage, destruction or loss (whether or not covered by insurance) adversely affecting any of the assets of the Company, Protonex LLC or the Business;

(f) acquire any corporation, partnership, limited liability company, other business organization or division thereof or any material amount of assets, or enter into any joint venture, strategic alliance, exclusive dealing, noncompetition or similar contract or arrangement;

(g) except for the Merger, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or of Protonex LLC, or otherwise alter the Company’s or Protonex LLC’s corporate structure;

(h) cancel any Indebtedness or waive or release any material right or claim of the Company or Protonex LLC or relating to the Business, except in the ordinary course of business consistent with past practice, or as consented to by Parent in writing;

(i) (i) hire or terminate any employee, Contingent Worker or director (except non-executive employees with aggregate individual annual compensation below $75,000 hired or terminated in the ordinary course of business consistent with past practice; provided that the Company has given Parent prior written notice of such hiring or termination), (ii) pay, announce, promise or grant, whether orally or in writing, increase or establish (each, as applicable) any wages, base pay, fees, salaries, compensation, bonuses, incentives, deferred compensation, pensions, severance or termination or change in control payments, retirement, profit sharing, fringe benefits, equity or equity-linked awards, employee benefit plans, or any other form of compensation or benefits payable by the Company or Protonex LLC, including without limitation, any increase or change pursuant to any Company Plan (except as required by any Regulation), in each case except (A) pursuant to the terms of a Company Plan in effect as of the date of this Agreement, and (B) as required by applicable Regulation, or (iii) enter into, adopt, materially amend or terminate any Company Plan;

(j) take any action which could reasonably be expect to cause, or fail to take any reasonable action to prevent, any change in employee relations which has or is reasonably likely to have a material adverse effect on the productivity, the financial condition or, results of operations of the Company or Protonex LLC;

(k) enter into any collective bargaining agreement or other Contracts with any labor union;

(l) enter into, amend, cancel or terminate any Contract, Lease or Permit to which the Company or Protonex LLC is a party or otherwise relating to the Business, including, without limitation, any employment, consulting, distribution, dealer, sales representative, joint venture, credit or similar agreement or any Contract or transaction involving a total remaining commitment by or to the Company or Protonex LLC of at least $50,000, except in the ordinary course of business;

(m) enter into any Contract with any Related Party of the Company or Protonex LLC;

(n) mortgage, pledge or otherwise encumber any assets of the Company or Protonex LLC or relating to the Business, except purchase money mortgages arising in the ordinary course of business;

(o) sell, assign or transfer any assets of the Company or Protonex LLC or relating to the Business, other than in the ordinary course of business;

(p) incur Indebtedness of the Company or Protonex LLC for borrowed money, commit to borrow money, make or agree to make loans or guarantee Indebtedness in excess of $50,000;

(q) incur Liabilities of the Company or Protonex LLC, except Liabilities incurred in the ordinary course of business, or increase or change any assumptions underlying or methods of calculating, any doubtful account contingency or other reserves of the Company or Protonex LLC;

(r) pay, discharge or satisfy any Liabilities of the Company or Protonex LLC other than in the ordinary course of business;

(s) make any single capital expenditure relating to the Business in excess of $50,000 or capital expenditures that are, in the aggregate, in excess of $50,000, incur any obligations to make any capital expenditures or execute any Lease;

(t) fail to pay or satisfy when due any material Liability of the Company, Protonex LLC or related to the Business;

(u) except in the ordinary course of business, accelerate the collection of or discount any accounts receivable, delay the payment of accounts payable or defer expenses, reduce inventories or otherwise increase cash in hand, except as consistent with past practice;

(v) fail to operate the Business in the ordinary course so as to use commercially reasonable efforts to preserve for Parent the Business and the goodwill of the customers of the Business and others having business relations with the Company, Protonex LLC or the Business;

(w) dispose, sell, transfer, assign, encumber, pledge, license, abandon, fail to maintain, or allow to lapse any Intellectual Property of the Company, Protonex LLC or relating to the Business or dispose or disclose (or agree to disclose upon the occurrence of any event, non-event or Default) to any Person any Intellectual Property of the Company, Protonex LLC or relating to the Business not theretofore a matter of public knowledge;

(x) issue any press release or otherwise make any public statements, except pursuant to Section 5.11 hereof or as required by applicable Law;

(y) fail to take reasonable actions to maintain or renew any Company Registered Intellectual Property; or

(z) agree, whether orally or in writing, to do any of the things described in the preceding clauses (a) through (w) other than as expressly provided for herein.

5.7. Tax Matters.

(a) The Stockholder Representative and Parent shall give prompt notice to each other of any inquiries, claims, assessments, audits, proposed adjustment, or similar events with respect to Taxes of the Company or Protonex LLC for any Pre-Closing Tax Period (any such inquiry, claim, assessment, audit, proposed adjustment or similar event, a “Tax Proceeding”). Any failure to so notify the other party of any Tax Proceeding shall not relieve such other party of any liability with respect to such Tax Proceeding except to the extent such party was actually and materially prejudiced as a result thereof. Parent shall have control of the conduct of all Tax Proceedings; provided, however, that (i) the Stockholder Representative shall be entitled to participate in such Tax Proceedings at the expense of the Company Stockholders and consult with Parent regarding such Tax Proceedings and (ii) Parent shall not settle any Tax Proceeding with respect to Taxes for which the Company Stockholders would be liable hereunder without the consent of the Stockholder Representative, not to be unreasonably withheld, conditioned or delayed. In the event of any conflict between this Section 5.7.(a) and Section 7.2.(e) with respect to any Tax Proceedings, this Section 5.7.(a) shall control.

(b) The Company shall prepare or cause to be prepared and file or cause to be filed all Tax Returns of the Company and Protonex LLC that are required to be filed on or before the Closing Date, and the Company or Protonex LLC shall pay, or cause to be paid, all Taxes of the Company and Protonex LLC due on or before the Closing Date. All such Tax Returns shall be prepared by treating items on such Tax Returns in a manner consistent with the past practices of the Company or Protonex LLC, as applicable, with respect to such items, except as required by applicable Law. At least ten (10) days prior to filing any such Tax Return, the Company shall submit a copy of such Tax Return to Parent for Parent’s review and approval, which approval shall not be unreasonably withheld, conditioned or delayed.

(c) Parent shall prepare or cause to be prepared and file or cause to be filed all Tax Returns of the Company and Protonex LLC for any taxable periods ending on or before the Closing Date which are filed after the Closing Date. Parent shall pay, or cause the Company to pay to the applicable Tax Authority, all Taxes of the Company and Protonex LLC, as applicable, due with respect to such Tax Returns.

(d) Parent shall prepare or cause to be prepared and file or cause to be filed all Tax Returns of the Company and Protonex LLC for any Straddle Periods. Parent shall pay, or cause to be paid, all Taxes of the Company or Protonex LLC, as applicable, due with respect to such Tax Returns.

(e) Parent and the Company, on the one hand, and the Stockholder Representative and the Company Stockholders, on the other hand, agree to use commercially reasonable efforts to furnish or cause to be furnished to the other, upon request, as promptly as practicable, such information and assistance relating to Taxes, including, without limitation, access to Books and Records, in such party’s possession, as is reasonably necessary for the filing of all Tax Returns by such parties, the making of any election relating to Taxes, and the preparation for any audit by any Tax Authority and the prosecution or defense of any claim, suit or proceeding relating to any Tax. Parent, the Company, the Stockholder Representative and the Company Stockholders agree (i) to retain all Books and Records with respect to Tax matters pertinent to the Company and Protonex LLC relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Parent, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any Tax Authority, (ii) to deliver or make available to Parent, within 60 days after the Closing Date, copies of all such Books and Records in such party’s possession.

(f) All transfer, documentary, sales, use, stamp, registration, value-added and other similar Taxes (including all applicable real estate transfer Taxes) incurred in connection with this Agreement and the transactions contemplated hereby (“Transfer Taxes”) shall be borne by the Company Stockholders. The Parties shall cooperate with each other in connection with the filing by the parties required by applicable law to do so of any Tax Returns relating to Transfer Taxes, including joining in the execution of any such Tax Return or other documentation where necessary. Parent and such filing parties shall, upon request of the other party, use their reasonable best efforts to obtain any certificate or other document from any Person as may be necessary to mitigate, reduce or eliminate any Transfer Taxes. The Company Stockholders shall provide Parent with evidence satisfactory to Parent that such Transfer Taxes have been paid by the Company Stockholders. If Parent or any of its Affiliates pays any Transfer Taxes for which the Company Stockholders are responsible under this Section 5.7.(f), Parent shall be entitled to recover out of the Escrow Account an amount equal to such Transfer Taxes in the manner set forth in Section 7.3 hereof and, if necessary, the Company Stockholders shall indemnify Parent for such amount to the extent provided in Article VI. If the Company Stockholders pay any Transfer Taxes for which the Parent is responsible under this Section 5.7(f), Parent shall indemnify the Company Stockholders for such amount to the extent provided in Article VII.

(g) All Tax sharing agreements or similar agreements between the Company or Protonex LLC, on the one hand, and any of the Company Stockholders and their Affiliates, on the other hand, shall be terminated prior to the Closing Date, and, after the Closing Date, neither the Company nor Protonex LLC shall be bound thereby or have any liability thereunder.

(h) Each of the Company and Parent shall use it reasonable best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, including by not taking any action that such party knows could prevent such qualification. Unless otherwise required by applicable law, the parties will report the Merger and other transactions contemplated by this Agreement in a manner consistent with the treatment of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code.

(i) Any payments made to a party pursuant to the indemnification provisions of Article VII shall constitute an adjustment of the consideration paid hereunder for Tax purposes and shall be treated as such by the parties on their Tax Returns to the extent permitted by Regulations.

5.8. Employment Matters.

(a) Unless Parent directs the Company otherwise in writing no later than one business day prior to the Effective Time, the Company Board of Directors shall adopt resolutions terminating, effective at least one day prior to the Effective Time, any Company Plan qualified under Section 401(a) of the Code and containing a Code Section 401(k) cash or deferred arrangement (each, a “401(k) Plan”). Prior to the Effective Time, the Company shall provide Parent with executed resolutions of its Board of Directors authorizing such termination, in a form reasonably approved by Parent. The Company shall also take such other reasonable actions in furtherance of the termination of each 401(k) Plan as Parent may reasonably require.

(b) The parties acknowledge that the transactions contemplated under this Agreement shall not, by themselves, constitute a termination of employment of any employee of the Company.

(c) If any Person who is a “disqualified individual” (within the meaning of Section 280G of the Code and the Department of Treasury regulations promulgated thereunder) with respect to the Company or Protonex LLC may receive any payment(s) or benefit(s) that could constitute parachute payments under Section 280G of the Code in connection with the transactions contemplated by this Agreement, then: (a) the Company shall obtain and deliver to Parent a Parachute Payment Waiver from each such “disqualified individual”; and (b) as soon as practicable following the delivery of the Parachute Payment Waivers (if any) to Parent, the Company shall prepare and distribute to its stockholders a disclosure statement describing all potential parachute payments and benefits that may be received by such disqualified individual(s) and shall submit such payments to its shareholders for approval, in each case, in accordance with the requirements of Section 280G(b)(5)(B) of the Code and the Department of Treasury regulations promulgated thereunder, such that, if approved by the requisite majority of the stockholders, such payments and benefits shall not be deemed to be “parachute payments” under Section 280G of the Code (the foregoing actions, a “280G Vote”). Prior to the Closing, if a 280G Vote is required, the Company shall deliver to Parent evidence reasonably satisfactory to Parent, (i) that a 280G Vote was solicited in conformance with Section 280G of the Code, and the requisite stockholder approval was obtained with respect to any payments and/or benefits that were subject to the Company stockholder vote (the “Section 280G Approval”) or (ii) that the Section 280G Approval was not obtained and as a consequence, pursuant to the Parachute Payment Waiver, such “parachute payments” shall not be made or provided. The form of the Parachute Payment Waiver, the disclosure statement, any other materials to be submitted to the Company’s shareholders in connection with the Section 280G Approval and the calculations related to the foregoing (the “Section 280G Soliciting Materials”) shall be subject to advance review and approval by Parent, which approval shall not be unreasonably withheld.

(d) Nothing in this Agreement shall, or shall be construed so as to (a) prevent or restrict in any way the right of Parent to terminate, reassign, promote or demote any employee, independent contractor, manager or other service provider of the Company (or to cause any of the foregoing actions) at any time, or to change (or cause the change of) the title, powers, duties, responsibilities, functions, locations, salaries, other compensation or terms or conditions of employment or service of any such service providers; (b) create any third-party rights in any such current or former service provider of the Company (or any beneficiaries or dependents thereof); (c) constitute an amendment or modification of any Plan, or (d) obligate Parent or any of its Affiliates to adopt or maintain any Plan or other compensatory or benefits arrangement at any time or prevent Parent or any of its Affiliates from modifying or terminating any Plan or any other compensatory or benefits arrangement at any time.

5.9. Preparation of F-4 and Stockholder Meeting.

(a) As promptly as reasonably practicable following the date of this Agreement (and in no event later than 20 Business Days after the date of this Agreement), Parent and the Company shall, as promptly as practicable, prepare and file the Form F-4, in which the proxy statement to be sent to the Company Stockholders relating to the Company Stockholder Meeting (together with any amendments or supplements thereto, the “Proxy Statement”) will be included as a prospectus. The Company shall include the Company Board Recommendation in such Proxy Statement. Each of the Company and Parent shall use its reasonable efforts to (i) have the Form F-4 declared effective under the Securities Act as promptly as practicable after such filing, (ii) ensure that the Form F-4 complies in all material respects with the applicable provisions of the Exchange Act or Securities Act and (iii) keep the Form F-4 effective for so long as necessary to complete the Merger. Each of the Company and Parent shall furnish all information concerning itself, its Affiliates and the holders of its capital stock to the other and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Form F-4, including the proxy statement and the obtaining of the consent of their respective auditors as required by the Form F-4. Parent and the Company shall use their reasonable efforts to respond as promptly as practicable to any comments or requests for additional information from the SEC with respect to the Form F-4. Parent shall advise the Company, promptly after it receives notice thereof, of any comments or requests for additional information from the SEC with respect to the Form F-4 or the time of effectiveness of the Form F-4.

(b) If, at any time prior to the receipt of the Company Stockholder Approval, any information relating to the Company or Parent, or any of their respective Affiliates, should be discovered by the Company or Parent which, in the reasonable judgment of the Company or Parent, should be set forth in an amendment of, or a supplement to, the Form F-4 or the Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Form F-4 or Proxy Statement, as applicable, and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to Company Stockholders and stockholders of Parent. For purposes of Section 3.28, Section 4.7 and this Section 5.9.(b), any information concerning or related to the Company, its Affiliates or the Company Stockholder Meeting will be deemed to have been provided by the Company, and any information concerning or related to Parent or its Affiliates will be deemed to have been provided by Parent.

(c) As promptly as practicable after the date of this Agreement, the Company shall, in accordance with applicable Law and the Company Charter and the Company Bylaws, establish a record date for, duly call, give notice of, convene and hold a meeting of the stockholders of the Company to obtain the Company Stockholder Approval (the “Company Stockholder Meeting”). The Company shall, through the Company’s Board of Directors, recommend to the Company Stockholders that they give the Company Stockholder Approval (the “Company Board Recommendation”) and use its reasonable best efforts to obtain the Company Stockholder Approval, except as and to the extent expressly permitted by Section 5.3 (a “Change in Recommendation”). Notwithstanding any Change in Recommendation, the Company shall submit this Agreement to the Company Stockholders for their consideration at the Company Stockholder Meeting and nothing in this Agreement shall relieve Company of the obligation to do so. In the event that there is present at such Company Stockholder Meeting, in person or by proxy, sufficient favorable voting power to secure the Company Stockholder Approval, the Company will not adjourn or postpone the Company Stockholder Meeting unless the Company is advised by counsel that failure to do so would result in a breach of the fiduciary duties of the Company’s Board of Directors. The Company shall use reasonable best efforts to cause the Proxy Statement to be mailed to the Company Stockholders as promptly as practicable after the Form F-4 is declared effective under the Securities Act. Notwithstanding the foregoing provisions of this Section 5.9, if, on a date for which the Company Stockholder Meeting is scheduled, the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Company Stockholder Approval, whether or not a quorum is present, the Company shall have the right to make one or more successive postponements or adjournments of the Company Stockholder Meeting; provided, that, the Company Stockholder Meeting is not postponed or adjourned to a date on or after the Outside Date. Unless this Agreement is terminated in accordance with Section 8.1, nothing contained in this Agreement shall be deemed to relieve the Company of its obligation to submit the approval of the Merger Agreement to its stockholders for a vote on the approval thereof.

5.10. Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NASDAQ, subject to official notice of issuance, prior to the Effective Time.

5.11. Public Announcements. On and after the date hereof and through the Closing Date (including in connection with any termination of this Agreement), the Company and Protonex LLC shall not issue any press release or otherwise make any public statements with respect to this Agreement or the transactions contemplated hereby without the prior written consent of Parent, unless required by applicable Law upon the advice of legal counsel. The initial press release of Parent regarding the transactions contemplated hereby, to be released as promptly as practicable following the execution of this Agreement shall be substantially in the form agreed to by the Company and Parent prior to the execution of this Agreement.

5.12. Consents; Notices. Prior to the Closing. the Company shall use reasonable efforts to obtain all necessary consents, waivers and approvals of any third parties to any Material Contract, Facility Lease or Permit as are required thereunder in connection with the Merger or for any such Material Contracts, Facility Leases or Permits as set forth in Schedule 3.5 of the Company Disclosure Letter. Such consents, waivers and approvals shall be in a form reasonably acceptable to Parent. The Company shall send each of the notices described on Schedule 3.5 of the Company Disclosure Letter promptly following the execution of this Agreement.

5.13. Treatment of Certain Indebtedness. Company shall use reasonable efforts to (i) obtain customary payoff letters (each, a “Payoff Letter”) from third-party lenders and trustees with respect to the Indebtedness of the Company and Protonex LLC specified in Schedule 5.13 of the Company Disclosure Letter no later than ten Business Days prior to the Effective Time.  The Payoff Letters shall (x) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties (if any), breakage costs or other amounts due and payable, in each case, under the Indebtedness specified in Schedule 5.13 of the Company Disclosure Letter (the “Payoff Amount”), (y) state that all obligations in respect thereof and Encumbrances granted in connection therewith on the assets of the Company or Protonex LLC or otherwise on the Business of the Company shall be, substantially concurrently with the receipt of the Payoff Amount on the Closing Date by the applicable agent, released or arrangements reasonably satisfactory to Parent for such release shall have been made by such time, and (z) authorize Parent or its designee to file any and all releases, discharges or terminations of liens with respect to any collateral securing such obligations from and after the Effective Time.

5.14. Director and Officers Indemnification.

(a) For a period of six (6) years following the Effective Time, the Surviving Corporation shall honor in all respects the obligations of the Company with respect to all rights to indemnification (including advancement of expenses) or exculpation existing in favor of, and all limitations on the personal liability of, any Person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of the Company or of Protonex LLC under the Organizational Documents or director or officer of the Company in any indemnification agreements in effect as of the date hereof and set forth in Schedule 5.14 of the Company Disclosure Letter (each, a “D&O Indemnified Party” and collectively, the “D&O Indemnified Parties”). Notwithstanding the foregoing, the obligations of the Surviving Corporation (i) shall be subject to any limitation imposed by applicable Regulations and (ii) shall be deemed not to release any D&O Indemnified Party from his or her obligations pursuant to this Agreement or any Ancillary Agreement, nor shall such D&O Indemnified Party have any right of contribution, indemnification or right of advancement from Parent, the Surviving Corporation or any of their Affiliates with respect with any Damages claimed by any of the Parent Indemnitees against such D&O Indemnified Party solely in his or her capacity as a Company Stockholder pursuant to this Agreement or any Ancillary Agreement. The Company hereby represents to Parent that no claim for indemnification has been made as of the date hereof by any director or officer of the Company.

(b) Prior to the Effective Time, the Company shall purchase (and pay in full all premiums on) an extended reporting period endorsement under the Company’s existing directors’ and officers’ liability insurance coverage for the Company’s directors and officers that shall provide such directors and officers with coverage for six (6) years following the Effective Time; provided, however, that to the extent any premiums with respect to such policy have not been paid in full by the Company prior to the Effective Time, then such payments shall be included in the Company Transaction Expenses.

(c) The current and former directors, officers, employees and agents of the Company entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 5.14 are intended to be third party beneficiaries of this Section 5.14. This Section 5.14 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of Parent.

5.15. Financing. Prior to the Closing. the Company shall use reasonable efforts to, and shall cause Protonex LLC to use reasonable efforts to, cooperate with Parent (and use reasonable efforts to cause the independent accounting firm and other advisers retained by the Company to cooperate with Parent), at Parent’s sole cost and expense (except to the extent that such costs and expenses would otherwise be incurred by the Company pursuant to its obligations under Section 5.9), in connection any equity and/or debt financing by Parent (whether or not directly related to the Transactions contemplated by this Agreement) (collectively, the “Financing”), including, without limitation, (i) facilitating customary due diligence, (ii) arranging for members of senior management of the Company and Protonex LLC to participate in meetings, presentations, road shows, due diligence sessions (or other sessions with prospective lenders, investors and rating agencies), drafting sessions, sessions with rating agencies or other syndication activities reasonably required in order to satisfy the conditions to consummation of the Financing, (iii) assisting Parent and its financing sources with the preparation of customary materials for rating agency presentations, bank information memoranda (including customary authorization and representation letters) and other written offering materials used to syndicate such Financing, to the extent information contained therein relates to the Company or Protonex LLC, (iv)(A) assisting with the preparation of any pledge and security documents, any loan agreement, currency or interest hedging agreement, and other definitive financing documents and using reasonable efforts to assist in the negotiation and execution of collateral related documentation involving third parties and (B) providing documents requested by Parent or its financing sources relating to the existing indebtedness of the Company and the release of related Liens, including customary payoff letters, (v) facilitating the pledging of collateral and the granting of security interests in collateral in connection with the Financing, provided that no pledge or grant of security interests shall be effective until the Closing, and (vi) furnishing to Parent and its financing sources as promptly as practicable such financial and other pertinent information regarding the Company and its subsidiaries as may be reasonably requested by Parent to satisfy the conditions to consummation of the Financing, including, without limitation, applicable “know your customer” information.

5.16. Tax Representation Letters.

(a) The Company shall use its reasonable efforts to (i) obtain the opinions to be attached as exhibits to Parent’s Proxy Statement and Form F-4 and the opinions of counsel referred to in Article VI, and (ii) deliver to Day Pitney LLP, counsel to the Company, and Dorsey & Whitney LLP, counsel to Parent, tax representation letters, dated as of the effective date of the Form F-4 and the Closing Date, respectively, and signed by an officer of the Company, in form and substance mutually agreeable to the Company and Parent (the “Company Tax Representation Letter”), containing representations of the Company as shall be reasonably necessary or appropriate to enable Day Pitney LLP, to render an opinion on the effective date of the Form F-4 and on the Closing Date, as described in Article VI, respectively, and Dorsey & Whitney LLP to render an opinion on the effective date of the Form F-4 and on the Closing Date, as described in Section 6.2.(l).

(b) Parent shall use its reasonable efforts to (i) obtain the opinions to be attached as exhibits to Parent’s Proxy Statement and Form F-4 and the opinions of counsel referred to in Article VI, and (iii) deliver to Day Pitney LLP, counsel to the Company, and Dorsey & Whitney LLP, counsel to Parent, tax representation letters, dated as of the effective date of the Form F-4 and the Closing Date, respectively, and signed by an officer of Parent, in form and substance mutually agreeable to the Company and Parent (the “Parent Tax Representation Letter”), containing representations of Parent as shall be reasonably necessary or appropriate to enable Dorsey & Whitney LLP to render an opinion on the effective date of the Form F-4 and on the Closing Date, as described in Article VI, respectively, and Day Pitney LLP, to render an opinion on the effective date of the Form F-4 and on the Closing Date, as described in Section 6.1.(e).

5.17. Documents and Information. After the Closing Date, Parent shall, and shall cause the Company to, until the fifth anniversary of the Closing Date, retain all books, records and other documents pertaining to the business of the Company in existence on the Closing Date and make the same available for inspection and copying by the Stockholder Representative during normal business hours of the applicable Company, upon reasonable request and upon reasonable notice.

5.18. Employment Agreements. Prior the Closing Date, each of the Company employees listed on Schedule 5.18 of the Company Disclosure Letter shall enter into an employment agreement with Parent or Parent’s designee (the “Key Employee Agreements”), in form and substance satisfactory to Parent, which shall be effective as of the Effective Time.

5.19. Resignations. If requested by Parent prior to the Effective Time, the Company shall use its reasonable best efforts to cause the directors of Protonex LLC to tender their resignations as directors, effective as of the Effective Time and to deliver to Parent written evidence of such resignations at or prior to the Effective Time.

Article VI.
CONDITIONS TO CLOSING

6.1. Conditions to Obligations of the Company. The obligations of the Company to consummate the transactions provided for hereby are subject, in the discretion of the Company, to the satisfaction, on or prior to the Closing Date, of each of the following conditions, any of which may be waived by the Company:

(a) Representations, Warranties and Covenants. (i) All representations and warranties of Parent and Merger Sub contained in this Agreement (A) that are qualified by materiality or words of similar import shall be true and correct in all respects, as of the date hereof and at and as of the Closing, except that such representations and warranties that are made as of a specific date need only be true and correct as of such date, and (B) that are not qualified by materiality shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date, except that such representations and warranties that are made as of a specific date need only be true and correct as of such date and (B) Parent and Merger Sub shall have performed and satisfied in all material respects all agreements and covenants required hereby to be performed by Parent and Merger Sub prior to or on the Closing Date.

(b) No Actions or Court Orders. No suit, Action, investigation, inquiry or other proceeding by any Governmental Authority shall have been instituted or threatened which seeks to restrain, enjoin,

prevent the consummation of or otherwise affect the transactions contemplated by this Agreement or the Ancillary Agreements or which questions the validity or legality of the transactions contemplated hereby or thereby

(c) Registration Statement. The Form F-4 shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Form F-4 shall have been issued by the SEC and remain in effect and no proceeding to that effect shall have been commenced or threatened.

(d) Listing. The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on the NASDAQ Stock Market and the Toronto Stock Exchange, subject to official notice of issuance.

(e) Section 368 Opinion. The Company shall have received a written opinion of its counsel, Day Pitney LLP dated as of the Closing Date and in form and substance agreed between the Company and Parent, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger should qualify as a reorganization within the meaning of Section 368(a) of the Code; provided, however, that the condition set forth in this Section 6.1(e) shall not be waivable by the Company after adoption of this Agreement by the holders of Company Common Stock, unless further stockholder approval is obtained with appropriate disclosure; provided, further, that if Day Pitney LLP is not willing, able or otherwise fails to deliver such opinion, Dorsey & Whitney LLP may deliver such opinion in place of Day Pitney LLP. In rendering such opinion, counsel may rely upon the Company Tax Representation Letter and the Parent Tax Representation Letter.

(f) Antitrust and Competition Laws. Any waiting period expirations or terminations, consents, clearances, waivers and approvals under any applicable antitrust, competition or merger control laws shall have been obtained, and there is no order or injunction prohibiting, limiting or preventing the consummation of the transactions contemplated herein pursuant to any antitrust, competition or merger control law.

(g) Ancillary Agreements. Parent and Merger Sub shall have executed and delivered the Ancillary Agreements to which Parent and Merger Sub are parties.

(h) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(i) Parent and Merger Sub Consent and Approval. Parent shall have delivered to the Company evidence of the adoption and approval by Parent and by Ballard Power Corporation, as the sole stockholder of Merger Sub, of this Agreement, the Merger and the other transactions contemplated hereby in accordance with the DGCL and Parent’s Organizational Documents.

(j) Other Deliveries. Parent and Merger Sub shall have delivered to the Company, each of the items set forth in Section 2.2.(a) hereof.

(k) Compliance with Laws. The consummation of the transactions contemplated by this Agreement will not be prohibited by any applicable Regulations.

6.2. Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the transactions provided for hereby are subject, in the discretion of Parent and Merger Sub, to the satisfaction, on or prior to the Closing Date, of each of the following conditions, any of which may be waived by Parent and Merger Sub:

(a) Representations, Warranties and Covenants. All representations and warranties of the Company contained in this Agreement (A) that are qualified by materiality or Material Adverse Effect or words of similar import shall be true and correct in all respects, as of the date hereof and at and as of the Closing, except that such representations and warranties that are made as of a specific date need only be true and correct as of such date, and (B) that are not qualified by materiality or Material Adverse Effect shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date, except that such representations and warranties that are made as of a specific date need only be true and correct as of such date and (B) the Company shall have performed and satisfied in all material respects all agreements and covenants required hereby to be performed by the Company prior to or on the Closing Date.

(b) Consents; Regulatory Compliance and Approval. All third-party consents set forth on Schedule 6.2(b) and all consents, approvals or authorizations from Governmental Authorities necessary for the valid consummation of the transactions contemplated hereby shall have been obtained.

(c) No Actions or Court Orders. No suit, Action, investigation, inquiry or other proceeding by any governmental body or other Person or legal or administrative proceeding shall have been instituted or threatened which seeks to restrain, enjoin, prevent the consummation of or otherwise affect the transactions contemplated by this Agreement or the Ancillary Agreements or which questions the validity or legality of the transactions contemplated hereby or thereby.

(d) Registration Statement. The Form F-4 shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Form F-4 shall have been issued by the SEC and remain in effect and no proceeding to that effect shall have been commenced or threatened.

(e) Antitrust and Competition Laws. Any waiting period expirations or terminations, consents, clearances, waivers and approvals under any applicable antitrust, competition or merger control laws shall have been obtained, and there is no order or injunction prohibiting, limiting or preventing the consummation of the transactions contemplated herein pursuant to any antitrust, competition or merger control law.

(f) Compliance with Laws. The consummation of the transactions contemplated by this Agreement will not be prohibited by any applicable Regulations.

(g) Company Stockholder Approval. The Company shall have delivered to Parent evidence of the Company Stockholder Approval (which approval shall include the approval or written consent of the stockholders that are party to the Support Agreement).

(h) Dissenting Stockholders. Stockholders holding not more than 5% of the Company Common Stock outstanding immediately prior to the Effective Time (or on an as-converted to Company Common Stock basis) shall have exercised, and shall not have any continued right to exercise, appraisal, dissenters’ or similar rights under any applicable Law with respect to shares of capital stock of the Company held by them.

(i) Company Options.  The Company shall have provided Parent with executed resolutions of its Board of Directors, in a form reasonably approved by Parent, authorizing the termination of all unexercised Company Options prior to Closing pursuant to Section 12 of the Company Equity Plans.  The Company shall have delivered to Parent evidence of the Company’s notice to holders of Company Options that such Company Options must have been exercised prior to the Option Termination Date or such Company Options shall be terminated on the Option Termination Date.

(j) Section 280G Matters. If a 280G Vote is required under Section 5.8.(c) hereof, (i) the Company shall have received and delivered to Parent a Parachute Payment Waiver from each Person that is eligible to receive a payment that may constitute a “parachute payment” under Section 280G of the Code prior to soliciting the Section 280G Approval and (ii) the Company’s stockholders shall have (A) approved, pursuant to the method provided for in the regulations promulgated under Section 280G of the Code, any such “parachute payments” or (B) shall have voted upon and disapproved such “parachute payments,” and, as a consequence, such “parachute payments” shall not be paid or provided for in any manner and Parent and its Affiliates shall not have any Liabilities with respect to such “parachute payments.”

(k) Listing. The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on the NASDAQ Stock Market and the Toronto Stock Exchange, subject to official notice of issuance.

(l) Section 368 Opinion. Parent shall have received the written opinion of its counsel, Dorsey & Whitney LLP, dated as of the Closing Date and in form and substance agreed between Parent and the Company, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger should qualify as a reorganization within the meaning of Section 368(a) of the Code; provided, however, that the condition set forth in this Section 6.2(l) shall not be waivable by Parent or Merger Sub after adoption of this Agreement by the holders of Company Common Stock and Company Preferred Stock, unless further stockholder approval is obtained with appropriate disclosure. In rendering such opinion, Dorsey & Whitney LLP may rely upon the Company Tax Representation Letter and the Parent Tax Representation Letter.

(m) Material Changes. Since the Balance Sheet Date, there shall not have been any Material Adverse Change.

(n) Ancillary Agreements. Each Company Stockholder shall have executed and delivered each Ancillary Agreement to which such Company Stockholder is to be a party.

(o) Employment Agreements. Parent shall have received a signed Key Employee Agreement from each person listed on Schedule 5.18 of the Company Disclosure Letter.

(p) DDTC. The Company shall have obtained the approval of the Merger by DDTC pursuant to Section 122.4 of the ITAR.

(q) Other Deliveries. Parent shall have received from the Company each of the items set forth in Section 2.2.(b) hereof.

Article VII.
INDEMNIFICATION; REMEDIES

7.1. Survival of Representations, Etc. All of the representations and warranties made by any party in this Agreement or in any attachment, Exhibit, Schedule, the Disclosure Letters, certificate, document or list delivered by any such party pursuant hereto shall survive the Closing for a period of twelve months following the Closing Date. Claims based upon or arising out of any such representations and warranties may be asserted at any time before the expiration date of the applicable representations and warranties. The Company Stockholders shall be entitled to rely upon the representations and warranties of Parent and Merger Sub set forth in this Agreement. Parent and Merger Sub shall be entitled to rely upon the representations and warranties of the Company set forth in this Agreement. The expiration of the representations and warranties provided herein shall not affect the rights of a Parent Indemnitee in respect of any Claim made by such Parent Indemnitee that is submitted prior to the expiration of the applicable survival period provided herein, with respect to the matters described in the Claim Notice for such Claim.

All of the covenants, agreements and obligations of the parties under this Agreement to be performed after the Closing will survive the Closing in accordance with their respective terms, subject to any applicable statute of limitations.

7.2. Indemnification.

(a) Company Stockholders’ Agreement to Indemnify. Each of the Company Stockholders, severally and not jointly, shall indemnify, save and hold harmless Parent, Merger Sub, the Company and each of Parent’s direct and indirect stockholders, Affiliates and Subsidiaries (including, following the Closing, the Surviving Corporation), and each of their respective Representatives (collectively, the “Parent Indemnitees”), from and against any and all costs, losses, Taxes, Liabilities, obligations, damages, lawsuits, deficiencies, claims, demands, expenses (whether or not arising out of third-party claims), reasonable attorneys’ fees and all amounts paid in investigation, defense or settlement of any of the foregoing (herein, “Damages”), incurred in connection with, arising out of, resulting from or incident to (i) any breach of any representation or warranty or the inaccuracy of any representation made by the Company in or pursuant to Article III of this Agreement (in each case without giving effect to materiality qualifications or Material Adverse Effect qualifications with respect to the calculation of Damages incurred by a Parent Indemnitee); (ii) any breach of any covenant or agreement made by the Company in or pursuant to this Agreement; (iii) any claim by any Person for brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by any such Person with the Company or any Company Stockholder (or any Person acting on their behalf) in connection with any transactions contemplated by this Agreement; (iv) any Long Term Liabilities that are unpaid as of the Closing and not taken into account in the final calculation of Closing Net Debt on the Closing Statement; (v) any expenses incurred by Parent in excess of the initial Expense Fund pursuant to Section 7.2(g)(vii); (vi) any Transfer Taxes allocated to the Company Stockholders pursuant to Section 5.7.(f); or (vii) the matter set forth on Schedule 7.2(a)(viii) of the Parent Disclosure Letter. Notwithstanding anything to the contrary herein, the Company makes no representations or warranties with respect to the ability of Parent or any of its Affiliates to utilize net operating losses of the Company after the Closing.

For purposes of clarifying the meaning of “several” indemnification by each Company Stockholder under this Section 7.2(a), (x) any portion of the Escrow Account that is distributed to Parent pursuant to this Article VII shall be deemed to have been “severally” recovered from all of the Company Stockholders, and (y) with respect to Claims for indemnification under this Section 7.2(a) that are not recovered from the Escrow Account, (i) if any indemnification payment is owed, each Company Stockholder’s indemnification obligation pursuant to this Article VII shall be equal to (and limited to) such Company Stockholder’s Pro Rata Portion of the applicable Damages with respect to which the indemnification payment is made (except in the case of fraud, which shall be interpreted to require the element of scienter) committed by a Company Stockholder and (ii) such Claim shall be subject to Section 7.2.(h).

(b) By Parent. Parent shall indemnify, save and hold harmless the Company Stockholders (collectively, the “Company Stockholder Indemnitees”), from and against any and all Damages incurred in connection with, arising out of, resulting from or incident to (i) any breach of any representation or warranty or the inaccuracy of any representation made by Parent or Merger Sub in or pursuant to Article IV of this Agreement (in each case without giving effect to materiality qualifications or Material Adverse Effect qualifications with respect to the calculation of Damages incurred by a Company Stockholder Indemnitee); or (ii) any breach of any covenant or agreement made by Parent or Merger Sub in or pursuant to this Agreement. For the avoidance of doubt, the Surviving Corporation shall not be considered a Company Stockholder Indemnitee for purposes of this Article VII.

(c) Cooperation. The indemnified party and the indemnifying party shall cooperate with each other and their attorneys in the investigation, trial and defense of any lawsuit or action arising from third party claims and any appeal arising therefrom; provided, however, that the party not controlling the defense of such lawsuit or action may, at its own cost, participate in (but not control) the investigation, trial and defense of such lawsuit or action and any appeal arising therefrom. The parties shall cooperate with each other in any notifications to insurers.

(d) Indemnifying Parties. References in this Article VII to “indemnifying party” shall be deemed to be references to the Company Stockholders collectively from and after the Closing (and to the Company Stockholders and the Company prior to the Closing) and, for the avoidance of doubt, the Stockholder Representative shall represent the Company Stockholders with respect to all such matters as provided in Section 7.2.(g) except for any right or obligation to receive or make payment (and any notice requirement with respect to any notice required to be provided under this Article VII by an indemnified party shall be deemed satisfied if such notice is delivered to the Stockholder Representative).

(e) Procedure for Indemnification; Defense of Third-Party Claims.

(i) If an indemnification claim for Damages pursuant to this Article VII (a “Claim”) is to be made by an indemnified party hereunder for any matter not involving a third party claim, such claim shall be asserted by the indemnified party by delivery of a written notice describing the claim with reasonable specificity, a good faith estimate of the amount thereof (if known) and the basis thereof (a “Claim Notice”) to the indemnifying party as soon as reasonably practicable after the indemnified party becomes aware of any fact, condition or event which is reasonably likely to give rise to Damages for which indemnification may be sought under this Article VII, provided, that the failure of the indemnified party to give prompt notice hereunder shall not affect rights to indemnification hereunder, except to the extent that the indemnifying party demonstrates actual damage caused by such failure. Following the delivery of a Claim Notice, the indemnifying party and its Representatives shall be given access (including electronic access, to the extent available) at reasonable times as they may reasonably require to the Books and Records of the Company and Protonex LLC and access to such personnel or representatives of the Company and its Representatives, including but not limited to the individuals responsible for the matters that are subject of the Claim Notice, at reasonable times as they may reasonably require for the purposes of investigating or resolving any disputes or responding to any matters or inquiries raised in the Claim Notice; provided that the indemnified party shall be entitled to withhold information from the indemnifying party if its provision to the indemnifying party would cause the attorney-client privilege thereof to be waived and there is no method of providing such information to the indemnifying party in a manner which would not result in such a waiver.

(ii) If a Claim is to be made by an indemnified party as a result of a third-party claim (a “Third Party Claim”), the indemnified party shall, subject to this Article VII, give a Claim Notice to the indemnifying party with respect to such Claim as soon as practicable after the indemnified party becomes aware of any fact, condition or event which may give rise to Damages for which indemnification may be sought under this Article VII, provided, that the failure of the indemnified party to give prompt notice hereunder shall not affect the rights to indemnification hereunder, except to the extent that the indemnifying party demonstrates actual damage caused by such failure. If any lawsuit or enforcement action is filed by a third party against an indemnified party, written notice thereof shall be given to the indemnifying party as promptly as practicable, provided that the failure of the indemnified party to give prompt notice hereunder shall not affect rights to indemnification hereunder, except to the extent that the indemnifying party demonstrates actual damage caused by such failure. The Stockholder Representative shall be entitled, if it so elects at the cost and expense of the Company Stockholders, to participate in the defense of such claim and Parent shall consider in good faith any reasonable comments or recommendations of the Stockholder Representative with respect to the defense of such claim, it being understood that the Parent shall have the sole right to control such defense (including the right to settle any such claim, subject to Section 7.2(e)(iii), if applicable); provided, further, that the parties shall cooperate in good faith to implement reasonable arrangements designed to preserve any existing attorney-client privilege; provided, further, that the indemnified party shall be entitled to withhold information from the indemnifying party if its provision to the indemnifying party would cause the attorney-client privilege thereof to be waived and there is no method of providing such information to the indemnifying party in a manner which would not result in such a waiver.

(iii) Except for third-party claims (A) seeking non-monetary remedy, (B) seeking claims for equitable relief, or (C) involving potential criminal liability, if the Stockholder Representative provides written notice to Parent within 30 days after receipt of a Claim Notice in respect of a third-party claim for which a Parent Indemnitee is seeking indemnification hereunder, which notice by the Stockholder Representative irrevocably acknowledges the Company Stockholders’ obligation to indemnify such claim fully, a Parent Indemnitee shall not enter into a settlement of such third-party claim without the prior written consent of the Stockholder Representative (such consent not to be unreasonably withheld, conditioned or delayed).

(iv) After the giving of any Claim Notice pursuant hereto, the amount of indemnification to which an indemnified party shall be entitled under this Article VII shall be determined: (a) by the written agreement between Parent and the Stockholder Representative; (b) by a decision of the Arbitrator as contemplated by Section 9.16; or (c) by any other means to which Parent and the Stockholder Representative shall agree. Within thirty days after delivery of a Claim Notice, the indemnifying party shall deliver to the indemnified party a written response. If any dispute with respect to the matters set forth in the Claim Notice is not resolved within thirty days following the delivery by the indemnifying party of such response, Parent and the Stockholder Representative shall each have the right to submit such dispute to dispute resolution in accordance with the provisions of Section 9.16. If it shall be determined upon resolution of a Claim as provided herein that a Parent Indemnitee is entitled to indemnification hereunder, such Parent Indemnitee shall be entitled to recover Damages as provided in Section 7.2(a) hereof.  If it shall be determined upon resolution of a Claim as provided herein that a Company Stockholder Indemnitee is entitled to recover any amount from Parent pursuant to this Article VII, Parent shall satisfy its indemnification obligations hereunder by, at Parent’s sole election, either (A) delivering to the Company Stockholder Indemnitees shares of Parent Common Stock having a value equal to such amount (which shares shall be valued at the Price Per Share for this purpose) or (B) paying to the Company Stockholder Indemnitees such amount by check or by wire transfer of immediately available funds.

(f) Provisions Relating to Damages.

(i) The term “Damages” as used in this Article VII is not limited to matters asserted by third parties against a Parent Indemnitee, but includes Damages incurred or sustained by a Parent Indemnitee in the absence of third-party claims. Payments by a party of amounts for which such party is indemnified hereunder shall not be a condition precedent to recovery. No Company Stockholder shall have any right to reimbursement or contribution from, subrogation to or indemnification from the Surviving Corporation (or any Affiliate thereof) with respect to any indemnification claim of a Parent Indemnitee against any Company Stockholder hereunder or otherwise in connection with this Agreement.

(ii) Notwithstanding the foregoing, the term “Damages” as used in this Article VII (A) shall be calculated net of any insurance proceeds actually received by the indemnified party with respect to the applicable Claim (but Damages shall include a reasonable estimate of Damages resulting from increased future premiums (if any) resulting from such Claim) and (B) the fees and expenses of only one firm of attorneys (and, where applicable, separate local counsel in the relevant jurisdictions) representing the indemnified parties shall be included in Damages unless said firm of attorneys determines that a conflict of interest would make joint representation of all indemnified parties inadvisable.

(iii) The right to indemnification, payment of Damages or other remedy based on any representations, warranties, covenants and obligations will not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or obligation. The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, will not affect the right to indemnification, payment of Damages, or other remedies based on such representations, warranties, covenants and obligations.

(iv) Notwithstanding anything to the contrary in this Agreement, in no event shall any party be liable for, and Damages shall not include, any punitive damages (except for punitive damages that are the subject of third party claims) and no “multiple of profits” or “multiple of cash flow” or similar valuation methodologies based on multiples shall be used in calculating the amount of any Damages. For the avoidance of doubt, any recovery of consequential damages by an indemnified party hereunder will be limited to consequential damages that an indemnified party would have the right to recover under applicable general principles of contract law under the circumstances (e.g. reasonably foreseeable damages); provided that nothing in this sentence will limit the ability of an indemnified party to recover any consequential damages that are the subject of a third party claim.

(g) Appointment of the Stockholder Representative.

(i) By executing this Agreement, the Company (and, upon approval of this Agreement, execution of the Written Consent or a Stockholder Transmittal Letter, each Company Stockholder) shall be deemed to have constituted and appointed, effective from and after the date of this Agreement, Edward J. Stewart as the agent and attorney-in-fact for and on behalf of each Company Stockholder to act as the Stockholder Representative under this Agreement in accordance with the terms of this Section 7.2.(g). In the event of the resignation, removal, dissolution, liquidation, bankruptcy, death or incapacity of the Stockholder Representative, the Company Stockholders shall promptly appoint a successor Stockholder Representative (and in any event within ten Business Days of such vacancy), and such appointment shall become effective as to any such successor when a copy of such instrument shall have been delivered to Parent. The Stockholder Representative may resign at any time. The Company Stockholders holding a majority of the Pro Rata Portion of all of the Company Stockholders shall have the right to remove a Stockholder Representative and to appoint a successor Stockholder Representative. The Stockholder Representative shall have full power and authority to represent all of the Company Stockholders and their successors with respect to all matters arising under this Agreement, and all actions taken by the Stockholder Representative hereunder shall be binding upon all such Company Stockholders as if expressly confirmed and ratified in writing by each of them, and no Company Stockholders shall have the right to object, dissent, protest or otherwise contest the same. The Stockholder Representative shall take any and all actions that it believes are necessary or appropriate under this Agreement and the Escrow Agreement for and on behalf of the Company Stockholders as if the Company Stockholders were acting on their own behalf, including giving and receiving any notice or instruction permitted or required under this Agreement or the Escrow Agreement by the Stockholder Representative or any Company Stockholders, interpreting all of the terms and provisions of this Agreement and the Escrow Agreement, authorizing payments to be made with respect hereto, defending all Claims against the Company Stockholders pursuant to Section 7.2(a) of this Agreement, consenting to, compromising or settling all indemnification claims, conducting negotiations with Parent and its agents regarding such claims, dealing with Parent under this Agreement and the Escrow Agreement with respect to all matters arising under this Agreement or the Escrow Agreement, taking any and all other actions specified in or contemplated by this Agreement and the Escrow Agreement and engaging counsel, accountants or other agents in connection with the foregoing matters. Without limiting the generality of the foregoing, the Stockholder Representative shall have full power and authority to interpret all the terms and provisions of this

Agreement and the Escrow Agreement and to consent to any amendment hereof or thereof on behalf of all of the Company Stockholders.

(ii) The Stockholder Representative has been duly authorized by the Company Stockholders for or on behalf of each Company Stockholder, following the Effective Time, to:

(A) take all actions required by, and exercise all rights granted to, the Stockholder Representative in this Agreement and the Escrow Agreement;

(B) receive all notices or other documents given or to be given to the Company Stockholders by Parent or Merger Sub pursuant to this Agreement or the Escrow Agreement;

(C) receive and accept service of legal process in connection with any claim or other proceeding against the Company Stockholders arising under this Agreement or the Escrow Agreement;

(D) undertake, compromise, defend and settle any such suit or proceeding on behalf of the Company Stockholders arising under this Agreement (including, without limitation, under Article VII hereof) or the Escrow Agreement;

(E) execute and deliver all agreements, certificates and documents required or deemed appropriate by the Stockholder Representative in connection with any of the transactions contemplated by this Agreement, including the Escrow Agreement;

(F) engage special counsel, accountants and other advisors and incur such other expenses in connection with any of the transactions contemplated by this Agreement or the Escrow Agreement; and

(G) take such other action as the Stockholder Representative may deem appropriate, including, without limitation:

(H) agreeing to any modification or amendment of or waiver with respect to this Agreement or the Escrow Agreement and executing and delivering an agreement of such modification or amendment or waiver;

(I) agreeing to any termination of this Agreement pursuant to Article VIII hereof; and

(J) all such other matters as the Stockholder Representative may deem necessary or appropriate to carry out the intents and purposes of this Agreement.

(iii) The Stockholder Representative shall receive no compensation for services as the Stockholder Representative other than pursuant to the terms of that of that certain engagement letter to be entered into by and among the Stockholder Representative, the Company and certain of the Company Stockholders. The Stockholder Representative will incur no liability of any kind with respect to any action or omission by the Stockholder Representative in connection with the Stockholder Representative’s services pursuant to this Agreement and the Escrow Agreement, except in the event of liability directly resulting from the Stockholder Representative’s gross negligence or willful misconduct. The Company Stockholders will indemnify (based on each such Company Stockholder’s Pro Rata Portion), defend and hold harmless the Stockholder Representative from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, “Representative Losses”) arising out of or in connection with the Stockholder

Representative’s execution and performance of this Agreement and the Escrow Agreement, in each case as such Representative Loss is suffered or incurred; provided, that in the event that any such Representative Loss is finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Stockholder Representative, the Stockholder Representative will reimburse the Company Stockholders the amount of such indemnified Representative Loss to the extent attributable to such gross negligence or willful misconduct. If not paid directly to the Stockholder Representative by the Company Stockholders, any such Representative Losses may be recovered by the Stockholder Representative from the amounts in the Escrow Account at such time as remaining amounts would otherwise be distributable to the Company Stockholders; provided, that while this section allows the Stockholder Representative to be paid from the Escrow Account, this does not relieve the Company Stockholders from their obligation to promptly pay such Representative Losses as they are suffered or incurred, nor does it prevent the Stockholder Representative from seeking any remedies available to it at law or otherwise. In no event will the Stockholder Representative be required to advance its own funds on behalf of the Company Stockholders or otherwise. The Company Stockholders acknowledge and agree that the foregoing indemnities will survive the resignation or removal of the Stockholder Representative or the termination of this Agreement. None of Parent, the Company or Merger Sub shall have any obligation to reimburse the Stockholder Representative for any such expenses.

(iv) Without limiting the generality of this Section 7.2.(g), following the Effective Time, the Company Stockholders agree that the Stockholder Representative shall act as representative of the Company Stockholders for all purposes under this Article VII. Parent agrees that any claim for indemnification made by any of the Parent Indemnitees pursuant to this Agreement shall be made exclusively through the Stockholder Representative acting on behalf of the Company Stockholders (and the Company Stockholders agree that any such claim against the Company Stockholders by a Parent Indemnitee may be made by providing notice of such claim to the Stockholder Representative).

(v) The Stockholder Representative is hereby appointed and constituted the true and lawful attorney-in-fact of each Company Stockholder, with full power in his, her or its name and on his, her or its behalf to act according to the terms of this Agreement and the Escrow Agreement in the absolute discretion of the Stockholder Representative and in general to do all things and to perform all acts. This power of attorney and all authority hereby conferred is granted and shall be irrevocable and shall not be terminated by any act of any Company Stockholder, by operation of law (whether by such Company Stockholder’s death, disability protective supervision) or any other event. Without limitation to the foregoing, this power of attorney is to ensure the performance of a special obligation, and, accordingly, each Company Stockholder hereby renounces its, his or her right to renounce this power of attorney unilaterally. Each Company Stockholder hereby waives any and all defenses that may be available to contest, negate or disaffirm the action of the Stockholder Representative taken in good faith under this Agreement or the Escrow Agreement. Notwithstanding the power of attorney granted in this Section 7.2.(g), no agreement, instrument, acknowledgement or other act or document shall be ineffective by reason only of the Company Stockholders having signed or given such directly instead of the Stockholder Representative.

(vi) Any action taken by the Stockholder Representative pursuant to the authority granted in this Section 7.2.(g) shall be effective and absolutely binding on each Company Stockholder notwithstanding any contrary action of, or direction from, any Company Stockholder.

(vii) Immediately prior to Closing, Parent will wire to the Stockholder Representative US$25,000 (the “Expense Fund”), which will be used for the purposes of paying directly, or reimbursing the Stockholder Representative for, any third party expenses pursuant to this Agreement and the Escrow Agreement.  In the event Stockholder Representative’s expenses exceed, or are reasonably expected to exceed, the amount of the Expense Fund, Parent will wire Stockholder Representative additional funds to be used for purposes of paying such expenses; provided that, Parent shall recover from the Escrow

Account the amount of such additional expenses in the manner set forth in Section 7.3.  The Stockholder Representative will not be liable for any loss of principal of the Expense Fund other than as a result of its gross negligence or willful misconduct. The Stockholder Representative will hold these funds separate from his personal funds, will not use these funds for his personal expenses or any other purposes and will not voluntarily make these funds available to his creditors in the event of bankruptcy. Contemporaneous with or as soon as practicable following the completion of the Stockholder Representative’s responsibilities hereunder, the Stockholder Representative shall disburse the balance of the Expense Fund to the Parent.

(h) Limitations on Indemnity.

(i) The Company Stockholders shall not be liable under this Article VII for any Damages until the aggregate amount otherwise due to the Parent Indemnitees or Company Stockholder Indemnitees, as the case may be, exceeds an accumulated total of $250,000 (the “Basket”); provided, however, that this limitation shall apply only to the extent the Parent Indemnitees are entitled to indemnification exclusively under Section 7.2 (a)(i) (in the case of a claim for Damages by the Parent Indemnitees) or Section 7.2 (b)(i) (in the case of a claim for Damages by the Stockholder Representative on behalf of the Company Stockholder Indemnitees) and shall not apply in the case of fraud (which shall be interpreted to require the element of scienter).  Once the aggregate amount of Damages exceeds the Basket, then the Parent Indemnitees or the Company Stockholder Indemnitees, as the case may be, shall have the right to recover all Damages from and including the first dollar of damages without regard to the Basket, subject to the other limitations set forth in this Article VII.

(ii) The parties agree and acknowledge that in no event shall the aggregate liability of the Company Stockholders in connection with indemnification claims pursuant to Section 7.2(a)(i) exceed an amount equal to the number of Escrowed Shares multiplied by the Price Per Share (including any amounts recovered from the Escrow Account) except in the case of fraud (which shall be interpreted to require the element of scienter).

(iii) The parties agree and acknowledge that, notwithstanding anything contained in this Agreement to the contrary, (A) subject to Section 7.2.(h)(iii)(B), the aggregate liability of the Company Stockholders in connection with indemnification claims pursuant to Section 7.2(a) shall not exceed ten percent of the total value of the Aggregate Consideration (valued at the Price Per Share) payable to the Supporting Stockholders hereunder, except in the case of fraud (which shall be interpreted to require the element of scienter) committed by a Company Stockholder (and in the event of such fraud only with respect to the Company Stockholder who committed such fraud) and (B) Parent shall not be liable to the Company Stockholder Indemnitees pursuant to this Article VII for any Damages in excess, in the aggregate, of the total value of the Aggregate Consideration (valued at the Price Per Share) payable to the Supporting Stockholders hereunder.

(iv) the Parent Indemnitees and the Company Stockholder Indemnitees shall not be entitled to indemnification pursuant to Section 7.2(a) for any Damages underlying any such indemnification claim to the extent that such Damage was specifically taken into account in the determination of the Aggregate Consideration (including any adjustment thereto contemplated by Section 1.12) (it being understood that nothing in this Section 7.2.(h)(iv) shall limit the right of any indemnified party to recover any such Damages to the extent such Damages exceed the amount specifically taken into account in the calculation of the Aggregate Consideration).

7.3. Escrow Account.

(a) In the event of any claim for indemnification under Section 7.2(a) the Parent Indemnitees shall first recover any Damages from the Escrow Account. If the then remaining Escrowed Shares in the

Escrow Account are insufficient to cover Damages arising from such Claim, then, on the terms and subject to the conditions set forth herein, the Parent Indemnitees may seek recovery for the remaining amount of such Damages directly from each Company Stockholder in an amount not to exceed such Company Stockholder’s Pro Rata Portion of such remaining amount of Damages; provided, however, that the Company Stockholders may elect to satisfy their indemnification obligations hereunder by (in lieu of cash payment), delivering to Parent shares of Parent Common Stock in book-entry form equal to such amount (which shares shall be valued at the Price Per Share, rounded to the nearest whole share of Parent Common Stock).

(b) Within five (5) Business Days after the resolution pursuant to Section 7.2.(e)(iii) hereof of a Claim for which a Parent Indemnitee is entitled to recover Damages from the Escrow Account, Parent and the Stockholder Representative shall jointly instruct the Escrow Agent to deliver from the Escrow Account to Parent a number of shares of Parent Common Stock in book-entry form equal to the amount of Damages divided by the Price Per Share (which shares shall be valued at the Price Per Share, rounded to the nearest whole share of Parent Common Stock) (or if there are insufficient shares in the Escrow Account to cover such Damages, all shares of Parent Common Stock in the Escrow Account).

(c) Within five (5) Business Days after the one year anniversary of the Closing Date, Parent and the Stockholder Representative shall jointly instruct the Escrow Agent to deliver from the Escrow Account to each Company Stockholder such Company Stockholder’s Pro Rata Allocation of (i) the number of shares of Parent Common Stock remaining in the Escrow Account minus (ii) (A) the Pending Claims Amount determined as of the one year anniversary of the Closing divided by (B) the Price Per Share.

7.4. Exclusive Remedy. Except in the case of fraud or as otherwise provided by applicable law (but without limiting any limitations on remedies as a result of fraud that are expressly set forth in this Article VII), this Article VII shall be the exclusive remedy of the Parent Indemnitees and the Company Stockholder Indemnitees from and after the Closing Date for any and all claims arising under this Agreement, including, without limitation, claims of inaccuracy in or breach of any representation, warranty, covenant, agreement or obligation in this Agreement; provided, however, that the foregoing shall not be deemed a waiver by any party of any right to specific performance or injunctive relief.

Article VIII.
TERMINATION

8.1. Termination. This Agreement may be terminated at any time prior to Closing:

(a) By mutual written consent of Parent and the Company;

(b) By Parent, on the one hand, or the Company, on the other hand, if the Closing shall not have occurred on or before December 31, 2015 (the “Outside Date”); provided, however, that this provision shall not be available to Parent if the Company has the right to terminate this Agreement under clause (e) of this Section 8.1 and this provision shall not be available to the Company if Parent has the right to terminate this Agreement under clause (d) of this Section 8.1;

(c) By the Company if at any time after the date of this Agreement and prior to obtaining the Company Stockholder Approval, Company received an Acquisition Proposal; provided however that the Company shall not terminate this Agreement pursuant to the foregoing clause unless:

(i) Company shall have complied with Section 5.3 of this Agreement, including the conclusion by the Board of Directors of the Company in good faith that such Acquisition Proposal is a Superior Proposal;

(ii) Company concurrently pays the Fiduciary Out Termination Amount payable pursuant to Section 8.3(c); and

(iii) the Board of Directors of the Company concurrently approves, and the Company concurrently enters into, a definitive agreement with respect to such Superior Proposal.

(d) By Parent if (i) there is a material breach of any representation or warranty set forth in Article III hereof or in the Support Agreement or any covenant or agreement to be complied with or performed by the Company or the Company Stockholders pursuant to the terms of this Agreement or the failure of a condition set forth in Section 6.2 hereof to be satisfied (and such condition is not waived in writing by Parent) on or prior to the Outside Date, or the occurrence of any event which results or would result in the failure of a condition set forth in Section 6.2 hereof to be satisfied on or prior to the Outside Date or (ii) the Company Stockholder Approval shall not have been obtained at the Company Stockholder Meeting (including any adjournment or postponement thereof); provided that Parent may not terminate this Agreement prior to the Closing if the Company and the Company Stockholders have not had a reasonably adequate opportunity to cure such failure (not to exceed five (5) Business Days); or

(e) By the Company if there is a material breach of any representation or warranty set forth in Article IV hereof or of any covenant or agreement to be complied with or performed by Parent or Merger Sub pursuant to the terms of this Agreement or the failure of a condition set forth in Section 6.1 hereof to be satisfied (and such condition is not waived in writing by the Company) on or prior to the Outside Date, or the occurrence of any event which results or would result in the failure of a condition set forth in Section 6.1 hereof to be satisfied on or prior to the Outside Date; provided the Company may not terminate this Agreement prior to the Closing Date if Parent and Merger Sub have not had a reasonably adequate opportunity to cure such failure (not to exceed five (5) Business Days).

8.2. Effect of Termination. In the event of termination of this Agreement pursuant to Section 8.1 hereof:

(a) Each party will redeliver all documents, work papers and other material of any other party relating to the transactions contemplated hereby, and all copies thereof, whether so obtained before or after the execution hereof, to the party furnishing the same;

(b) The provisions under the caption “Confidentiality” in that certain non-binding letter agreement, dated May 13, 2015, by and between the Company and Parent shall continue in full force and effect (the “Letter Agreement”);

(c) No party hereto shall have any Liability to any other party to this Agreement, except as stated in Section 7.2(g)(iii) and subsections (a) and (b) of this Section 8.2 and except for any breach of this Agreement occurring prior to the proper termination of this Agreement (subject to the provisions of Section 8.3); and

(d) The foregoing provisions shall not limit or restrict the availability of specific performance or other injunctive relief to the extent that specific performance or such other relief would otherwise be available to a party hereunder.

8.3. Termination Amount.

(a) If this Agreement is terminated by the Company pursuant to Section 8.1.(e), then Parent shall pay the Company a nonrefundable fee in the amount in cash equal to $200,000 (the “Termination Amount”). Parent shall pay the Termination Amount to the Company, by wire transfer of immediately available funds to an account designated by the Company, within two (2) Business Days after the date of termination of this Agreement pursuant to Section 8.1.(e) unless, solely in the case of a termination of this Agreement pursuant to Section 8.1.(e) as a result of willful and intentional breach by Parent or Merger

Sub, the Company notifies Parent in writing at the time of termination that it will pursue a remedy other than the Termination Amount (in which case Parent will have no obligation to pay the Termination Amount).

(b) If this Agreement is terminated by Parent pursuant to Section 8.1.(b) or Section 8.1.(d), in addition to the other remedies available to Parent under applicable law, then the Company shall pay Parent a nonrefundable fee in the amount of the Termination Amount. Company shall pay the Termination Amount to the Parent, by wire transfer of immediately available funds to an account designated by the Parent, within two (2) Business Days after the date of termination of this Agreement pursuant to Section 8.1.(b) or Section 8.1.(d)

(c) The parties acknowledge and agree that if this Agreement is terminated by the Company pursuant to Section 8.1(c), Company shall pay to Parent, by wire transfer of immediately available funds a nonrefundable fee in the amount in cash equal to $1,500,000, plus all fees and expenses incurred by Parent in connection with the negotiation, preparation, execution and performance of this Agreement (the “Fiduciary Out Termination Amount”) to an account designed by Parent, at or prior to the date of such termination;

(d) The parties acknowledge and agree that the payment of the Termination Amount or the Fiduciary Out Termination Amount, as applicable, shall constitute liquidated damages, and not a penalty, that the parties would not have entered into this Agreement without the agreements contained in this Section 8.3 and that the payment of the Termination Amount or Fiduciary Out Termination Amount, as applicable, in the circumstances specified herein is supported by due and sufficient consideration;

(e) Notwithstanding anything to the contrary in this Agreement, the Company’s receipt of the Termination Amount from Parent pursuant to Section 8.3.(a) shall be the sole and exclusive remedy of the Company for the Company’s termination of this Agreement pursuant to Section 8.1.(e) (except when such termination by the Company is as a result of Parent’s willful and intentional breach); and

(f) Notwithstanding anything to the contrary in this Agreement, the Parent’s receipt of the Fiduciary Out Termination Amount from Company pursuant to Section 8.3(c) shall be the sole and exclusive remedy of the Parent for the Company’s termination of this Agreement pursuant to Section 8.1(c) (except when such termination by the Company is as a result of Company’s willful and intentional breach).

Article IX.
MISCELLANEOUS

9.1. Defined Terms. As used herein, the terms below shall have the following meanings. Any such term, unless the context otherwise requires, may be used in the singular or plural, depending upon the reference.

“Action” shall mean any action, complaint, claim, suit, litigation, proceeding, labor dispute, arbitral action, governmental audit, formal inquiry, criminal prosecution, civil or criminal investigation or unfair labor practice charge or complaint.

“Acquisition Proposal” shall mean any proposal or offer after the date hereof with respect to any Takeover Transaction or any public announcement by any Person (which shall include any regulatory application or notice) of a proposal, plan or intention with respect to any Takeover Transaction.

“Affiliate” shall mean, when used with reference to any specified Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such specified Person. For purposes of this definition, “control,” when used with respect to any specified Person, means the power to direct or cause the direction of management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise. Any stockholder of the Company that has a designee on the Company’s Board of Directors (or has the right to designate a member of the Company’s Board of Directors) shall be deemed an Affiliate of the Company for this purpose.

“Aggregate Consideration” shall mean the number of shares of Parent Common Stock equal to: (i) $30,000,000 minus Closing Net Debt minus paid Company Transaction Expenses; divided by (ii) the Price Per Share.

“Ancillary Agreements” shall mean the Key Employee Agreements and all other agreements, instruments, documents and certificates executed, filed or otherwise prepared, exchanged or delivered in accordance with this Agreement.

“Books and Records” shall mean all business records, tangible data, documents, management information systems (including related computer software), files, customer lists, supplier lists, blueprints, specifications, designs, drawings, plans, operation or maintenance manuals, bids, personnel records, invoices, sales literature, all Tax Returns and all worksheets, notes, files or documents related thereto, and all other books and records maintained by (a) Parent or (b) the Company or Protonex LLC with respect to the Business, as applicable.

“Business” shall mean any historical, current or planned business or business activities of the Company or Protonex LLC.

“Business Day” shall mean a day other than Saturday, Sunday or any day on which banks located in the State of Massachusetts are authorized or obligated to close.

“Business Domain Names” shall mean the Internet domain names registered in the name of the Company or Protonex LLC, or any way used in connection with the Business.

“Canadian Securities Laws” shall mean the applicable securities laws of each of the provinces of Alberta, British Columbia, Manitoba, New Brunswick, Newfoundland, North West Territories, Nova Scotia, Nunavit, Ontario, Prince Edward Island, Quebec, Saskatchewan and Yukon and the respective rules and regulations made thereunder, including the rules and regulations of the Toronto Stock Exchange, together with all applicable published policy statements, notices, blanket orders and rulings.

“CERCLA” shall mean the Comprehensive Environmental Response, Compensation and Liability Act.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company Common Stock” shall mean shares of common stock, par value $0.005, of the Company.

“Company Disclosure Letter” shall mean a letter delivered by the Company to Parent and Merger Sub as of the date hereof which sets forth the exceptions to the representations and warranties contained in Article III hereof and certain other information called for by this Agreement.

“Company Equity Plans” shall mean the 2003 Stock Incentive Plan of the Company and the 2013 Stock Incentive Plan of the Company.

“Company Intellectual Property” shall mean any and all Intellectual Property that is owned by, purported to be owned by, the Company or Protonex LLC.

“Company Optionholders” shall mean holders of Company Options.

“Company Options” shall mean all options to purchase Company Common Stock that are outstanding and unexpired as of the date hereof.

“Company Plan” shall mean each Plan under which the Company or Protonex LLC or any other of the Company’s subsidiaries has any obligation or liability, whether actual or contingent, direct or indirect, to provide compensation or benefits to or for the benefit of any of its current or former employees, consultants, managers or directors, or the spouses, beneficiaries or other dependents thereof.

“Company Preferred Stock” shall mean shares of preferred stock, par value $0.005, of the Company.

“Company Registered Intellectual Property” shall mean the applications, registrations and filings for Company Intellectual Property that have been registered, filed, certified or otherwise perfected or recorded or are the subject of a pending application for such, with or by any Governmental Authority or the Internet domain name registrar, by or on behalf of or in the name of the Company or Protonex LLC (including all Internet domain names).

“Company Stockholder” shall mean any holder of Company Common Stock immediately prior to the Effective Time.

“Company Transaction Expenses” shall mean the aggregate amount of (a) all fees and expenses incurred by the Company or Protonex LLC in connection with the negotiation, preparation, execution and performance of this Agreement and the transactions contemplated hereby, including, without limitation, all legal, financial advisory, accounting, consulting and other fees and expenses and any broker’s or finder’s fees, and (b) all amounts (plus any associated Taxes required to be paid by the Company or Protonex LLC with respect thereto) payable by the Company or Protonex LLC, whether actually paid immediately or in the future, under any “change of control,” retention, transaction, termination, severance or similar arrangements as a result of the consummation of the transactions contemplated hereby and/or a termination of service that occurs on or prior to the Closing (including, without limitation, any such amounts payable to any employee of the Company or Protonex LLC at the election of such employee pursuant to any such arrangements).

“Company Warrants” shall mean warrants exercisable to purchase Company Common Stock.

“Company Warrantholders” shall mean holders of the Company Warrants.

“Confidential Information” shall mean any and all trade secrets, confidential business or technical information, and proprietary information and materials, whether or not stored in any medium, relating to the Company, Protonex LLC or the Business, including, but not limited to, business information, technology, technical documentation, product or service specifications or strategies, marketing plans, research and development, designs, formulae, computer programs, pricing information, financial information, information relating to existing, previous and potential suppliers, customers, contracts and other know-how.

“Contingent Workers” means any Person that is an independent contractor or consultant of the Company or Protonex LLC.

“Contract” shall mean any agreement, contract, note, loan, evidence of Indebtedness, purchase order, letter of credit, indenture, security or pledge agreement, franchise agreement, undertaking, practice, covenant not to compete, license, instrument, obligation, promise or commitment (in each case, whether written, electronic or oral and whether expressed or implied), but excluding all Leases.

“Court Order” shall mean any judgment, decision, consent decree, injunction, ruling or order of any federal, state or local court or governmental agency, department or authority that is binding on any Person or its property under applicable law.

“Current Liabilities” shall mean all current liabilities of the Company and its subsidiaries on a consolidated basis determined in accordance with GAAP applied in a manner reasonably agreed to by the parties, other than the current portion of Indebtedness to the extent such current portion is included in Long Term Liabilities. Notwithstanding the foregoing, all unpaid Company Transaction Expenses incurred by the Company prior to the Effective Time shall for the purposes of hereof be considered part of Net Debt.

“Default” shall mean (a) a breach of or default under any Contract, Lease or Permit, (b) the occurrence of an event that with the passage of time or the giving of notice or both would constitute a breach of or default under any Contract, Lease or Permit, or (c) the occurrence of an event that with or without the passage of time or the giving of notice or both would give rise to a right of termination, renegotiation or acceleration under any Contract, Lease or Permit.

“Disclosure Letters” shall mean the Company Disclosure Letter and the Parent Disclosure Letter.

“Employment Statute” shall mean any federal, state or municipal employment, labor or employment discrimination law, including without limitation, the National Labor Relations Act, Title VII of the Civil Rights Act of 1964, the Civil Rights Act of 1991, the Age Discrimination in Employment Act of 1967, the Americans with Disabilities Act of 1990, the Fair Labor Standards Act, ERISA, the WARN, the Family and Medical Leave Act, the Immigration Reform and Control Act of 1986 (the “IRCA”), the California Fair Employment and Housing Act, the California Family Rights Act, and the California Labor Code, and all amendments to each such Act as well as the Regulations issued thereunder.

“Encumbrance” shall mean any claim, lien, pledge, option, charge, community property interest, equitable interest, right of first refusal or restriction of any kind, easement, security interest, deed of trust, mortgage, pledge, hypothecation, right-of-way, encroachment, building or use restriction, conditional sales agreement, encumbrance or other right of third parties, whether voluntarily incurred or arising by operation of law, and includes, without limitation, any agreement to give any of the foregoing in the future, and any contingent sale or other title retention agreement or lease in the nature thereof.

“Environmental Claim” means any Action, lien, fine, penalty, or, as to each, any settlement or judgment arising therefrom, by or from any Person alleging liability of whatever kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from: (a) the presence, Release of, or exposure to, any Hazardous Materials; or (b) any actual or alleged non-compliance with any Environmental Laws or any Permit issued under any Environmental Laws.

“Environmental Laws” shall mean all Regulations which regulate or relate to the protection or clean-up of the environment, the use, treatment, storage, transportation, generation, manufacture, processing, distribution, handling or disposal of, or emission, discharge or other release or threatened release of, Hazardous Substances or otherwise dangerous substances, wastes, pollution or materials (whether, gas, liquid or solid), the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources, or the health and safety of persons or property, including, without limitation, protection of the health and safety of employees. Environmental Laws shall include, without limitation, the Federal Insecticide, Fungicide, Rodenticide Act, Resource Conservation & Recovery Act, Clean Water Act, Safe Drinking Water Act, Atomic Energy Act, Occupational Safety and Health Act,

Toxic Substances Control Act, Clean Air Act, CERCLA, Emergency Planning and Community Right-to-Know Act, Hazardous Materials Transportation Act and all analogous or related federal, state or local law, each as amended.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any entity (whether or not incorporated) other than the Company that, together with the Company, is required to be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Escrow Agent” shall mean U.S. Bank National Association.

“Escrow Agreement” shall mean that certain Escrow Agreement, dated as of the Closing Date, by and among Parent, the Stockholder Representative and the Escrow Agent, in form and substance agreed between Parent and the Company.

“Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, including all rules and regulations issued thereunder.

“Facilities” shall mean any real property, leaseholds or other real property interest currently owned, held, occupied or operated by the Company or Protonex LLC and any buildings, structures or equipment (including motor vehicles) currently owned or operated by the Company or Protonex LLC.

“Facility Leases” shall mean all of the leases of Facilities listed on Schedule 3.7 of the Disclosure Schedules.

“Financial Statements” shall mean the Year End Financial Statements and the Interim Financial Statements.

“Fixtures and Equipment” shall mean all of the furniture, fixtures, furnishings, automobiles, trucks, spare parts, supplies, equipment and other tangible personal property owned by the Company or Protonex LLC and used in connection with the Business, wherever located and including any such fixtures and equipment in the possession of any of the Company’s or Protonex LLC’s suppliers, including all warranty rights with respect thereto.

“Form F-4” shall mean the registration statement on Form F-4, and all amendments thereto, filed with the SEC in connection with the registration of Parent Common Stock under the Securities Act.

“GAAP” shall mean United States generally accepted accounting principles and practices, consistently applied.

“Governmental Authority” shall mean any United States, foreign, supra-national, federal, state, provincial, local or self-regulatory governmental, regulatory or administrative authority, agency, division, body, organization or commission or any judicial or arbitral body.

“Hazardous Substance” shall mean any pollutant, contaminant, chemical, waste and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical or chemical compound or hazardous substance, material or waste, whether solid, liquid or gas, including, without limitation, any quantity of asbestos in any form, urea formaldehyde, PCB’s, radon gas, crude oil or any fraction thereof, all forms of natural gas, petroleum products or by-products or derivatives, radioactive substance or material, pesticide waste waters, sludges, slag and any other substance, material or waste that is subject to regulation, control or remediation under any Environmental Laws.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“IFRS” shall mean International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Indebtedness” shall mean, without duplication, (i) all obligations for borrowed money (including all sums due on early termination and repayment or redemption calculated to the Closing Date) or extensions of credit (including under credit cards, bank overdrafts, and advances) or extensions of credit (including under credit cards, bank overdrafts, and advances), (ii) all obligations evidenced by bonds, debentures, notes, or other similar instruments (including all sums due on early termination and repayment or redemption calculated to the Closing Date), (iii) all obligations to pay the deferred purchase price of property or services, except trade accounts payable arising in the ordinary course of business, (iv) all obligations of others secured by an Encumbrance on any asset of the Company or Protonex LLC, (v) all obligations, contingent or otherwise, directly or indirectly guaranteeing any obligations of any other Person, (vi) all obligations to reimburse the issuer in respect of letters of credit or under performance or surety bonds, or other similar obligations, and (vii) all obligations in respect of bankers’ acceptances and under reverse repurchase agreements.

“Insurance Policies” shall mean the insurance policies of the Company or Protonex LLC listed on Schedule 3.23 of the Disclosure Schedules.

“Intellectual Property” shall mean any and all rights in or affecting intellectual or industrial property, existing now or in the future in the United States or anywhere in the universe. Intellectual Property includes, without limitation, any and all such rights in, to, or subsisting in the following:

(a) all issued patents, reissued or reexamined patents, revivals of patents, divisions, continuations and continuations-in-part of patents, all renewals and extensions thereof utility models, and certificates of invention, regardless of country or formal name;

(b) all published or unpublished nonprovisional and provisional patent applications, including the right to file other or further applications, reexamination proceedings, invention disclosures and records of invention;

(c) all copyrights, copyrightable works, semiconductor topography and mask work rights, including, without limitation, all rights of authorship, use, publication, reproduction, distribution, performance, transformation, moral rights and ownership of copyrightable works, semiconductor topography works and mask works, the right to create derivative works, and all applications for registration, registrations, renewals and extensions of registrations, together with all other interests accruing by reason of international copyright, semiconductor topography and mask work conventions;

(d) all trademarks, service marks, symbols, logos, trade names, domain names, d/b/a’s, certification marks, brand names, corporate names, fictitious names, 1-800, 1-888, 1-877 and other “vanity” telephone numbers, together with the goodwill of the business associated therewith, all applications for registration and registrations thereof, renewals thereof, the right to bring opposition and cancellation proceedings and any and all rights under the laws of trade dress;

(e) all proprietary information and materials, whether or not patentable or copyrightable, and whether or not reduced to practice, including without limitation all technology, ideas, research and development, inventions, designs, manufacturing and operating specifications and processes, schematics, know-how, formulae, customer and supplier lists, shop rights, designs, drawings, patterns, trade secrets, confidential information, technical data, databases, data compilations and collections, web addresses and sites, Software, architecture, and documentation

(f) all other intangible assets, properties and rights; and

(g) all claims, causes of action and rights to sue for past, present and future infringement or unconsented use of any of the foregoing intellectual and industrial property rights set forth in the foregoing paragraphs (a) through (f), the right to file applications and obtain registrations, and all rights arising therefrom and pertaining thereto and all products, proceeds and revenues arising from or relating to any and all of the foregoing.

“Interim Balance Sheet” shall mean the balance sheet of the Company dated the Interim Balance Sheet Date.

“Interim Balance Sheet Date” shall mean March 31, 2015.

“Interim Financial Statements” shall mean the Interim Balance Sheet and the unaudited statements of income and cash flow of the Company for the period ended on the Interim Balance Sheet Date.

“IRS” shall mean the United States Internal Revenue Service or any successor agency.

“Knowledge” or “Knowledge of the Company” shall mean the actual knowledge of any of the officers of the Company, in each case following reasonable due inquiry.

“Law” shall mean any federal, state, local or foreign statute, code, ordinance, rule, treaty, regulation, order, judgment, writ, stipulation, award, injunction, and any enforceable judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree, judgment, stipulation, injunction, permit, authorization, policy, opinion, or agency requirement, in each case having the force and effect of Law.

“Leased Real Property” shall mean all leased property described in the Facility Leases.

“Leasehold Estates” shall mean all of the Company’s or Protonex LLC’s rights and obligations as lessee under the Leases.

“Leasehold Improvements” shall mean all leasehold improvements situated in or on the Leased Real Property and owned by the Company or Protonex LLC.

“Leases” shall mean all of the existing leases with respect to the personal or real property of the Company or Protonex LLC listed on Schedule 3.7 of the Disclosure Schedules, and leases with respect to the personal and real property of the Company or Protonex LLC which are not required to be listed on Schedule 3.7 of the Disclosure Schedules.

“Liabilities” shall mean any direct or indirect liability, indebtedness, obligation, commitment, expense, claim, deficiency, deferred income, guaranty or endorsement of or by any Person of any type, whether accrued, absolute, contingent, matured, unmatured or other, and shall include all reserves which shall include a reserve for accrued but unpaid Taxes (but not for any deferred Tax liabilities.

“Long Term Liabilities” shall mean all Indebtedness (including the current portion thereof) and other long term liabilities of the Company or any of its subsidiaries on a consolidated basis determined in accordance with GAAP (including any such liabilities arising as a result of the consummation of the Merger and the transactions contemplated hereby). Any pre-payment or other penalties required to be paid in connection for Indebtedness to be repaid in full on the Closing Date shall be included in the calculation of Long Term Liabilities for this purpose.

“Material Adverse Effect” or “Material Adverse Change” shall mean with respect to the Company, Protonex LLC or the Business any material adverse effect or change in the condition (financial or other), business, results of operations, assets, Liabilities or operations of the Company, Protonex LLC or the

Business taken as a whole or on the ability of the Company to consummate the transactions contemplated hereby, or any event or condition which would or would reasonably be expected to, with the passage of time, constitute a “Material Adverse Effect” or “Material Adverse Change”; provided, however, that none of the following shall be taken into account in determining whether there has been or would reasonably be expected to be a “Material Adverse Effect” or “Material Adverse Change”: (a) any change in general economic, credit, capital or financial markets or general political conditions; (b) any outbreak of hostilities, acts of war or terrorism; (c) any hurricane, tornado, flood, earthquake or other natural disaster occurring after the date hereof; (d) any change in applicable law or GAAP enacted after the date hereof; (e) any adverse change in general conditions in the industries in which such Person primarily operates; (f) except with respect to Section 3.5, the negotiation, execution or announcement of the transactions contemplated by, or the performance of obligations under, this Agreement or the Ancillary Agreements, including effects related to the identity of Parent; (g) any failure to meet internal or published projections, estimates or forecasts of revenues, earnings, or other measures of financial or operating performance for any period (provided that the underlying causes of such failure may be considered in determining whether there was or is a Material Adverse Effect); or (h) actions specifically required to be taken by the Company pursuant to this Agreement or that are taken following receipt of Parent’s written consent to such action; except in the cases of clauses (a) — (e), to the extent that such Person is disproportionately adversely affected thereby as compared with other participants in the industries in which such Person primarily operates.

“Net Debt” shall mean (i) all Long Term Liabilities minus (ii) all cash and cash equivalents of the Company determined in accordance with GAAP plus (iii) all unpaid Company Transaction Expenses.

“Ordinary course of business” or “ordinary course” or any similar phrase shall describe any action taken by a Person if:

(a) such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of such Person;

(b) such action is not required to be authorized by the board of directors of such Person and is not required to be authorized by the parent company (if any) of such Person; and

(c) such action is similar in nature and magnitude to actions customarily taken, without any authorization by the board of directors in the ordinary course of the normal day-to-day operations of other Persons that are in the same line of business as such Person.

“Organizational Documents” shall mean (a) the articles or certificate of incorporation, all certificates of determination and designation, and the bylaws of a corporation; (b) the partnership agreement and any statement of partnership of a general partnership; (c) the limited partnership agreement and the certificate or articles of limited partnership of a limited partnership; (d) the operating agreement, limited liability company agreement and the certificate or articles of organization or formation of a limited liability company; (e) any charter or similar document adopted or filed in connection with the creation, formation or organization of any other Person; and (f) any amendment to any of the foregoing.

“Owned Real Property” shall mean all real property owned in fee by the Company or Protonex LLC, including, without limitation, all rights, easements and privileges appertaining or relating thereto, all buildings, fixtures, and improvements located thereon and all Facilities thereon, if any.

“Parachute Payment Waiver” means, with respect to any Person, a written agreement waiving such Person’s right to receive any “parachute payments” (within the meaning of Section 280G of the Code and the Department of Treasury regulations promulgated thereunder) solely to the extent required to avoid the imposition of a tax by virtue of the operation of Section 280G of the Code and to accept in substitution therefor the right to receive such payments only if approved by the stockholders of the Company in a manner that complies with Section 280G(b)(5)(B) of the Code and the regulations promulgated thereunder.

“Parent Common Stock” shall mean the common stock, no par value, of Parent (it being understood in the event all Parent Common Stock is converted or exchanged for other securities following the Effective Time, Parent Common Stock shall thereafter refer to the resulting securities).

“Parent Disclosure Letter” shall mean a letter delivered by Parent to the Company as of the date hereof which sets forth the exceptions to the representations and warranties contained in Article IV hereof and certain other information called for by this Agreement.

“Parent Material Adverse Effect” shall mean with respect to Parent any material adverse effect or change in the condition (financial or other), business, results of operations, assets, Liabilities or operations of Parent, Merger Sub or their Subsidiaries, taken as a whole, or on the ability of Parent and Merger Sub to consummate the transactions contemplated hereby, or any event or condition which would or would reasonably be expected to, with the passage of time, constitute a “Material Adverse Effect”; provided, however, that none of the following shall be taken into account in determining whether there has been or would reasonably be expected to be a “Material Adverse Effect” or “Material Adverse Change”: (a) any change in general economic, credit, capital or financial markets or general political conditions; (b) any outbreak of hostilities, acts of war or terrorism; (c) any hurricane, tornado, flood, earthquake or other natural disaster occurring after the date hereof; (d) any change in applicable law or GAAP enacted after the date hereof; (e) any adverse change in general conditions in the industries in which such Person primarily operates; or (f) any failure to meet internal or published projections, estimates or forecasts of revenues, earnings, or other measures of financial or operating performance for any period (provided that the underlying causes of such failure may be considered in determining whether there was or is a Material Adverse Effect); (g) except with respect to Section 4.3(b), the negotiation, execution or announcement of the transactions contemplated by, or the performance of obligations under, this Agreement or the Ancillary Agreements, including effects related to the identity of the Company; or (h) actions specifically required to be taken by Parent pursuant to this Agreement or that are taken following receipt of the Company’s written consent to such action; except in the cases of clauses (a) — (e), to the extent that such Person is disproportionately adversely affected thereby as compared with other participants in the industries in which such Person primarily operates.

“Participating Escrow Stock” shall mean Escrowed Shares held by Company Stockholders,

“PBGC” shall mean the Pension Benefit Guaranty Corporation.

“Pending Claims Amount” shall mean, as of a specified date, the amount that would be necessary in Parent’s reasonable good faith judgment to satisfy any then pending and unsatisfied or unresolved Claims specified in any Claim Notice delivered to the Stockholder Representative prior to such date if such Claims were resolved in full in favor of the Parent Indemnitees.

“Per Share Common Consideration” shall mean the number of shares of Parent Common Stock equal to: (i) the Aggregate Consideration, divided by the Closing Outstanding Shares.

“Permits” shall mean all licenses, permits, franchises, approvals, authorizations, consents, waivers or orders of, or filings, registrations and declarations with, any Governmental Authority, whether foreign, federal, state or local, or any other Person, necessary or desirable for the past, present or anticipated conduct of, or relating to the operation of the Business.

“Person” shall mean any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, or other entity or governmental body.

“Plan” shall mean (i) each employment, consulting, severance, termination, pension, retirement, supplemental retirement, excess benefit, profit sharing, bonus, incentive, deferred compensation, retention, transaction, change in control and similar plan, program, arrangement, agreement, policy or commitment, (ii) each compensatory stock option, restricted stock, stock unit, deferred stock, performance stock, stock appreciation, deferred stock or other equity or equity-based plan, program, arrangement, agreement, policy or commitment, (iii) each savings, life, health, disability, accident, medical, dental, vision, cafeteria, flex spending, adoption/dependent/employee assistance, tuition, vacation, paid time off, other welfare fringe benefit and other employee compensation plan, program, arrangement, agreement, policy or commitment, including in each case, each “employee benefit plan” as defined in Section 3(3) of ERISA and any trust, escrow, funding, insurance or other agreement related to any of the foregoing.

“Pre-Closing Tax Period” shall mean (a) any Tax period ending on or before the Closing Date and (b) with respect to any Straddle Period, the portion of such period ending on (and including) the Closing Date.

“Price Per Share” shall mean $2.28.

“Pro Rata Allocation” shall mean, with respect to any Company Stockholder, the number of shares of Parent Common Stock issuable to such Company Stockholder pursuant to Article II hereof solely in respect of their Participating Escrow Stock divided by the aggregate number of shares of Parent Common Stock issuable to all Company Stockholders pursuant to Article II hereof solely in respect of their Participating Escrow Stock.

“Pro Rata Portion” shall mean, with respect to any Company Stockholder, the number of shares of Parent Common Stock issuable to such Company Stockholder pursuant to Article II hereof divided by the aggregate number of shares of Parent Common Stock issuable to all Company Stockholders pursuant to Article II.

“Products” shall mean all products, technology and services of the Company or Protonex LLC developed (including products and services under development), owned, provided, distributed, marketed, imported for resale, sold or licensed out by or on behalf of the Company or Protonex LLC since inception or which the Company or Protonex LLC intends to sell, distribute, market or license out in the future.

“Property Tax” shall mean all real property Taxes, personal property Taxes and similar ad valorem Taxes.

“Regulations” shall mean any laws, statutes, ordinances, regulations, rules, notice requirements, court decisions, agency guidelines, principles of law and orders of any foreign, federal, state or local government and any other governmental department or agency, including, without limitation, Environmental Laws, energy, motor vehicle safety, public utility, zoning, building and health codes, occupational safety and health, privacy and security of personally identifiable information, the sending of commercial emails, and laws respecting employment practices, employee documentation, terms and conditions of employment and wages and hours.

“Related Party” shall mean with respect to any specified Person, (a) any Affiliate of such specified Person or any director, officer, general partner or managing member of such Affiliate; (b) any Person who serves as a director, officer, general partner, managing member, manager or in a similar capacity of such specified Person; (c) any immediate family member of a Person described in cause (b); or (d) any other Person who holds, individually or together with any Affiliate of such other Person and any members of such Person’s immediate family, more than 5% of the outstanding equity or ownership interests of such specified Person (and any Affiliate, director, officer, general partner, managing member of manager of any such other Person described in this clause (d)).

“Release” shall mean any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into or through the environment (including ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata or within any building, structure, facility or fixture).

“Representative” shall mean any officer, director, principal, attorney, agent, employee or other representative.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Software” shall mean any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (ii) databases, compilations, data aggregation programs and search engine technologies, including any and all data and collections of data, whether machine readable or otherwise, (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing and (iv) all user documentation, including user manuals and training materials, relating to any of the foregoing.

“Straddle Period” shall mean any Tax period beginning before or on the Closing Date and ending after the Closing Date.

“Subsidiary” shall mean, with respect to a Person, any corporation, partnership, limited liability company, joint venture or other entity in which such Person, directly or indirectly, owns a majority of the capital stock or other equity interests or which such Person otherwise, directly or indirectly, controls through an investment or participation in the equity of such entity.

“Superior Proposal” shall mean any bona fide written Acquisition Proposal with respect to more than seventy-five (75%) percent of the combined voting power of the shares of Company Common Stock then outstanding or all or substantially all of the assets of the Company that is (a) on terms which the Board of Directors of the Company determines in good faith, after consultation with its financial advisor, to be more favorable from a financial point of view to Company Stockholders than the transactions contemplated hereby, (b) that constitutes a transaction that, in the good faith judgment of the Board of Directors of the Company, is reasonably likely to be consummated on the terms set forth, taking into account all legal, financial, regulatory and other aspects of such proposal, and (c) for which financing, to the extent required, is then committed pursuant to a written commitment letter.

“Supporting Stockholder” shall mean a Company Stockholder who has executed and delivered a Support Agreement.

“Tangible Property” shall mean all computer equipment and other furniture, equipment and other tangible personal property used in the Business, including any such furniture, equipment or other tangible personal property used by the Company or Protonex LLC pursuant to a license, lease or similar right.

“Tax” shall mean any and all federal, state, local or foreign taxes, including, without limitation, any net income, alternative or add-on minimum, gross income, gross receipts, branch profits, capital stock, sales, use, ad valorem, value added, transfer, franchise, profits, license, registration, recording, documentary, conveyancing, gains, withholding, payroll, employment, social security, unemployment, disability, excise, severance, stamp, occupation, premium, property, environmental or windfall profit, escheat, custom duty, estimated tax or other tax, or other like assessment or charge of any kind whatsoever, together with any interest, penalty, addition to tax or additional amount imposed by any Tax Authority.

“Tax Authority” shall mean any governmental agency, board, bureau, body, department or authority of any United States federal, state or local jurisdiction or any foreign jurisdiction, having or purporting to exercise jurisdiction with respect to any Tax.

“Tax Return” shall mean any return, declaration, report, claim for refund, information return or statement of any kind relating to Taxes, including any schedule or attachment thereto and any amendment thereof, filed or required to be filed with any Tax Authority.

“Treasury Regulations” shall mean the United States Treasury regulations promulgated under the Code.

“Voting Debt” shall mean indebtedness having general voting rights or debt convertible into securities having such rights.

“Year End Financial Statements” shall mean the audited Balance Sheets and related audited statements of income of the Company as of and for the fiscal years ended as of September 30, 2014, 2013 and 2012.

The following terms shall have the meanings defined for such terms in the Sections set forth below:

Defined Term	Section
280(G) Vote	5.8.(c)
401(k) Plan	5.8.(a)
Affiliate Agreements	3.9.(a)(iv)
Agreement	Preamble
Arbitrator	9.16.(a)
Balance Sheet Date	3.6
Basket	7.2.(h)
BIS	3.31.(a)
Certificate	1.4.(c)(i)
Certificate of Merger	1.2
CFIUS	5.1.(a)
Change in Recommendation	5.9.(c)
Claim	7.2.(e)(i)
Claim Notice	7.2.(e)(i)
Closing	2.1
Closing Consideration Schedule	1.10
Closing Date	2.1
Closing Net Debt	1.12
Closing Outstanding Shares	1.12
Closing Statement	1.12
Commercial Software Licenses	3.18.(b)
Company	Preamble
Company Board Recommendation	5.9.(c)
Company Related Parties	8.3.(d)
Company Stockholder Approval	3.30
Company Stockholder Indemnitee	7.02.(b)
Company Stockholder Meeting	5.9.(c)
Company Tax Representation Letter	5.16
Contaminants	3.18.(j)
Damages	7.2.(a)

Defined Term	Section
DDTC	3.31.(a)
DGCL	Recitals
Disclosure Document	5.2
Dispute Notice	9.16.(a)
Disputes	9.16
Dissenting Shares	1.9.(a)
Dissenting Stockholder	1.9.(d)
D&O Indemnified Party	5.14
Effective Time	1.2
Escrow Account	1.11
Escrowed Shares	1.11
Exchange Agent	1.4.(a)
Expense Fund	7.2(g)(vii)
Export Control Laws	3.31.(a)
Fiduciary Out Termination Amount	8.3.(c)
Financing	5.15
Government Contracts	3.32.(a)
Government Subcontracts	3.32.(a)
Information Technology Systems	3.18.(j)
ITAR	3.31.(a)
JAMS	9.16.(b)
Key Employee Agreements	5.18
Letter Agreement	8.2.(b)
Letter of Transmittal	1.4.(c)(i)
Material Contracts	3.9.(a)
Merger	Recitals
Merger Sub	Preamble
Notice Period	5.3.(d)
OFAC	3.31.(a)
Option Termination Date	1.8
Outside Date	8.1.(b)
Parent	Preamble
Parent Indemnitees	7.2
Parent Related Parties	8.3.(d)
Parent SEC Documents	4.6
Parent SEDAR Filings	4.6
Parent Tax Representation Letter	5.16
Parent’s Accountants	5.2
Payoff Amount	5.13
Payoff Letter	5.13
Periodic Report	5.2
Protonex LLC	3.2.(a)
Proxy Statement	5.9
Representative Losses	7.2.(g)(vii)
SEC	3.28.(a)
SEDAR	Art. IV
Section 280G Approval	5.8.(c)
Section 280G Soliciting Materials	5.8.(c)
Stockholder Representative	Preamble
Support Agreement	Preamble

Defined Term	Section
Surviving Corporation	1.1
Tax Proceeding	5.7.(a)
Takeover Transaction	5.3(a)
Termination Amount	8.3.(a)
Third Party Claim	7.2.(e)(ii)
Transfer Taxes	5.7.(f)
Treasury Shares	1.6.(e)
U.S. Government Rights	3.18.(a)
WARN Act	3.16.(f)

9.2. Notices. All notices, requests, demands, Claims and other communications which are required or may be given under this Agreement shall be in writing and shall be deemed to have been duly given when received if personally delivered; when transmitted if transmitted by electronic mail or confirmed facsimile with a copy sent by another means specified herein; the Business Day after it is sent if sent for next day delivery to a domestic address by recognized overnight delivery service (e.g. Federal Express); and five Business Days after the date mailed by certified or registered mail, postage prepaid, if sent by certified or registered mail, return receipt requested. In each case notice shall be sent to:

If to the Company (prior to the Closing), addressed to:

Protonex Technology Corporation
153 Northboro Road
Southborough MA 01772
Attn: Paul Osenar, President and Chief Executive Officer
Telephone: (508)229-0743
E-Mail: paul.osenar@protonex.com

With a copy to (which shall not constitute notice):

Day Pitney LLP
One International Place

Boston, MA 02110
Fax: (617)203-1762
Attention: Jeffrey A. Clopeck, Esq.
Email: jaclopeck@daypitney.com

If to the Stockholder Representative, addressed to:

Edward J. Stewart
36 Washington St., Suite 170
Wellesley Hills, MA 02481
Telephone: 781.416.5117
E-Mail: jstewart@vcfne.com

With a copy to (which shall not constitute notice):

Day Pitney LLP
One International Place

Boston, MA 02110
Fax: (617)203-1762
Attention: Jeffrey A. Clopeck, Esq.
Email: jaclopeck@daypitney.com

If to Parent, Merger Sub or the Surviving Corporation, addressed to:

Ballard Power Systems Inc.
9000 Glenlyon Parkway
Burnaby, British Columbia V5J 5J8

Canada
Attn: Kerry Hillier, General Counsel
Telephone: 604.453.3529
E-Mail: kerry.hillier@ballard.com

With a copy to (which shall not constitute notice):

Dorsey & Whitney LLP
701 Fifth Avenue, Suite 6100
Seattle, Washington 98104
Attn: Randal Jones
Telephone: 206.903.8814
Fax: 206.903.8820
E-Mail: jones.randal@dorsey.com

or to such other place and with such other copies as either party may designate as to itself by written notice to the others.

9.3. Rules of Construction. The parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in any agreement or other document will be construed against the party drafting such agreement or document.

9.4. Titles. The table of contents, titles, captions or headings of the Articles and Sections herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

9.5. Entire Agreement. This Agreement, including the Exhibits and Schedules hereto, the Disclosure Letters and the other agreements, documents and written understandings referred to herein or otherwise entered into or delivered by the parties hereto on the date of this Agreement (including without limitation the Ancillary Agreements), constitute the entire agreement and understanding and supersede all other prior covenants, agreements (including any summaries of terms between the parties), undertakings, obligations, promises, arrangements, communications, representations and warranties, whether oral or written, by any party hereto or by any director, officer, employee, agent, Affiliate or Representative of any party hereto; provided, that the provisions under the caption “Confidentiality” in the Letter Agreement shall survive the termination of this Agreement and remain in effect if the Closing does not occur. There are no covenants, agreements, undertakings or obligations with respect to the subject matter of this Agreement other than those expressly set forth or referred to herein or in other agreements, documents and written understandings entered into or delivered by the parties hereto on the date of this Agreement, and no representations or warranties of any kind or nature whatsoever, express or implied, including any implied warranties of merchantability or fitness for a particular purpose, are made or shall be deemed to be made herein by the parties hereto except those expressly made herein.

9.6. Assignment. Neither this Agreement nor any of the rights or obligations hereunder may be assigned by the Company without the prior written consent of Parent. Parent and Merger Sub may, without the consent of the Company assign all or any portion of their rights and obligations hereunder; provided that, if such assignment by Parent and Merger Sub is made prior to the Closing, then such assignment shall require the prior written consent of the Stockholder Representative unless the assignee(s) is(are) an Affiliate(s) of Parent or Merger Sub; provided, further, that such assignee(s) execute(s) a joinder to and agree(s) to be bound by this Agreement. No such assignment shall release the assignor from any of its obligations hereunder. In addition, Parent and Merger Sub may assign their rights hereunder to a lender as collateral security.

9.7. Amendment or Modification. This Agreement may not be amended or modified except in an instrument in writing signed by the Stockholder Representative and Parent. No amendment, supplement, modification or waiver of this Agreement shall be binding unless executed in writing by the party to be bound thereby. For the purposes of this Section 9.7, any amendment, modification or waiver of this Agreement signed by the Stockholder Representative shall be binding upon and effective against the Company Stockholders whether or not they have signed such amendment, modification or waiver.

9.8. Waiver. Except where a specific period for action or inaction is provided herein, neither the failure nor any delay on the part of any party in exercising any right, power or privilege under this Agreement or the documents referred to in this Agreement shall operate as a waiver thereof, nor shall any waiver on the part of any party of any such right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any other or further exercise thereof or the exercise of any other such right, power or privilege. The failure of a party to exercise any right conferred herein within the time required shall cause such right to terminate with respect to the transaction or circumstances giving rise to such right, but not to any such right arising as a result of any other transactions or circumstances. No party shall be deemed to have waived any claim arising out of this Agreement , or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

9.9. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced as a result of any rule of law or public policy, all other terms and other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the greatest extent possible.

9.10. References. All references to “days” or “months” shall be deemed references to calendar days or months. All references to “$” or “dollars” shall be deemed references to United States dollars. Unless the context otherwise requires, any reference to an “Article”, “Section,” “Exhibit,” or “Schedule” shall be deemed to refer to an article of this Agreement, section of this Agreement, exhibit to this Agreement or a schedule to this Agreement, as applicable. Any reference to any federal, state, county, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. For all purposes of and under this Agreement, (a) the words “include”, “includes” and “including” shall be deemed to be immediately followed by the words “without limitation”; (b) words (including defined terms) in the singular shall be deemed to include the plural and vice versa; (c) words of one gender shall be deemed to include the other genders as the context requires; (d) “or” is not exclusive; (e) the word “will” shall be construed to have the same meaning and effect as the word “shall”, (f) unless otherwise stated, any reference herein to any Person shall be construed to include such

Person’s successors and assigns, (g) the words “made available to Parent” or other words of similar import refer to the Company having made the applicable documents available to Parent by posting them in the Company’s online data room located at https://datasite.merrillcorp.com (as reflected on the data room index dated as of the date hereof set forth on Schedule 9.10) and granting Parent access to such data room to review such documents and (h) the terms “hereof,” “herein,” “hereto,” “herewith”, “hereunder” and any other words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including the exhibits hereto and the Disclosure Letters) and not to any particular term or provision of this Agreement, unless otherwise specified. Subject to Section 9.2, any reference to any notice or other communication received “in writing” shall be deemed to include any written notice or communication, including any notice or communication by mail or other means of physical delivery, facsimile, electronic mail or any other means of written communication.

9.11. Burden and Benefit. This Agreement shall be binding upon and shall inure to the benefit of, the parties hereto and their respective successors and permitted assigns. This Agreement and all of its conditions and provisions are for the sole and exclusive benefit of the parties hereto and their respective successors and permitted assigns, and nothing in this Agreement, except as set expressly stated in Section 5.14.(a), is intended to confer upon any Person other than the parties hereto any rights or remedies of any nature whatsoever under or by reason of this Agreement or any provision hereof; provided, however, that any Person that is not a party to this Agreement but, by the terms of Article VII, is entitled to indemnification, shall be considered a third-party beneficiary of this Agreement, with full rights of enforcement as though such Person was a signatory to this Agreement.

9.12. Governing Law. This Agreement (and any claim or controversy arising out of or relating to this Agreement) shall be governed by the law of the State of Delaware without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

9.13. Consent to Jurisdiction. Subject to Section 9.16 hereof, each party to this Agreement hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Chancery Court of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (a) agrees not to commence any such action or proceeding except in such courts, (b) agrees that any claim in respect of any such action or proceeding may be heard and determined in such courts, (c) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such courts, and (d) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such courts. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.2 hereof. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

9.14. Waiver of Trial by Jury. EACH PARTY TO THIS AGREEMENT ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED

IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.14.

9.15. Legal Fees. [Intentionally deleted.]

9.16. Arbitration. It is understood and agreed between the parties hereto that if the transactions contemplated by this Agreement are consummated, from and after the Closing Date, any and all claims, grievances, demands, controversies, causes of action or disputes of any nature whatsoever (including, but not limited to, tort and contract claims, and claims upon any law, statute, order, or regulation) (hereinafter “Disputes”), arising out of, in connection with, or in relation to (a) this Agreement, or (b) questions of arbitrability under this Agreement, shall be resolved by final, binding, nonjudicial arbitration in accordance with the Federal Arbitration Act, 9 U.S.C. Section 1, et seq. pursuant to the following procedures:

(a) Any party may send another party or parties written notice identifying the matter in dispute and invoking the procedures of this Section (the “Dispute Notice”). Within thirty (30) days from delivery of the Dispute Notice, each party involved in the dispute shall meet at a mutually agreed location in Seattle, Washington, for the purpose of determining whether they can resolve the dispute themselves by written agreement, and, if not, whether they can agree upon an impartial third-party arbitrator (the “Arbitrator”) to whom to submit the matter in dispute for final and binding arbitration.

(b) If such parties fail to resolve the dispute by written agreement or agree on the Arbitrator within the later of thirty (30) days from any such initial meeting or within sixty (60) days from the delivery of the Dispute Notice, any such party may make written application to the Judicial Arbitration and Mediation Services (“JAMS”), in Seattle, Washington for the appointment of a single Arbitrator to resolve the dispute by arbitration. At the request of JAMS the parties involved in the dispute shall meet with JAMS at its offices within thirty (30) days of such request to discuss the dispute and the qualifications and experience which each party respectively believes the Arbitrator should have; provided, however, that the selection of the Arbitrator shall be the exclusive decision of JAMS and shall be made within thirty (30) days of the written application to JAMS. The Arbitrator shall be a disinterested party.

(c) Within sixty (60) days of the selection of the Arbitrator, the parties involved in the dispute shall meet in Seattle, Washington with such Arbitrator at a place and time designated by such Arbitrator after consultation with such parties and present their respective positions on the dispute. Each party shall have no longer than one day to present its position, the entire proceedings before the Arbitrator shall be no more than three consecutive days, and the decision of the Arbitrator shall be made in writing no more than thirty (30) days following the end of the proceeding. Such an award shall be a final and binding determination of the dispute and shall be fully enforceable as an arbitration decision in any court having jurisdiction and venue over such parties. The prevailing party or parties (as determined by the Arbitrator) shall in addition be awarded by the Arbitrator such party’s or parties’ own legal fees and expenses in connection with such proceeding. The non-prevailing party or parties (as determined by the Arbitrator) shall pay the Arbitrator’s fees and expenses.

9.17. Specific Performance. Each of the parties hereto acknowledges and agrees that the other parties would be damaged irreparably, and in a manner for which monetary damages would not be an adequate remedy, in the event any of the provisions of this Agreement are not performed in accordance with its specific terms or otherwise are breached. Accordingly, each of the parties hereto agrees that the other parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the parties and the matter, in addition to any other remedy to which they may be entitled, at law or in equity.

9.18. Cumulative Remedies. All rights and remedies of either party hereto are cumulative of each other and of every other right or remedy such party may otherwise have at law or in equity, and the exercise of one or more rights or remedies shall not prejudice or impair the concurrent or subsequent exercise of other rights or remedies.

9.19. Expenses. Except as otherwise expressly provided herein, whether or not the transactions contemplated hereby are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses (it being understood that any unpaid Company Transaction Expenses shall be paid by the Surviving Corporation following the Closing).

9.20. Representation by Counsel. Each party hereto represents and agrees with each other that it has been represented by or had the opportunity to be represented by, independent counsel of its own choosing, and that it has had the full right and opportunity to consult with its respective attorney(s), that to the extent, if any, that it desired, it availed itself of this right and opportunity, that it or its authorized officers (as the case may be) have carefully read and fully understand this Agreement in its entirety and have had it fully explained to them by such party’s respective counsel, that each is fully aware of the contents thereof and its meaning, intent and legal effect, and that it or its authorized officer (as the case may be) is competent to execute this Agreement and has executed this Agreement free from coercion, duress or undue influence.

9.21. Execution and Counterparts. This Agreement may be executed in one or more counterparts, each of which when executed shall be deemed an original and all of which together shall constitute one and the same instrument. The parties agree that this Agreement shall be legally binding upon the electronic transmission, including by facsimile or email, by each party of a signed signature page to this Agreement to the other party.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on their respective behalf, by their respective officers thereunto duly authorized, all as of the day and year first set forth above.

BALLARD POWER SYSTEMS INC.

By:	/s/ R. Randall MacEwen
Name: R. Randall MacEwen
Title: Chief Executive Officer

BPC SUBCO INC.

By:	/s/ R. Randall MacEwen
Name: R. Randall MacEwen
Title: President

[Signature Page to Merger Agreement]

PROTONEX TECHNOLOGY CORPORATION

By:	/s/ Paul Osenar
Name: Paul Osenar
Title: CEO

[Signature Page to Merger Agreement]

EDWARD J. STEWART, solely in his capacity as the Stockholder Representative

By:	/s/ Edward J. Stewart
Name: Edward J. Stewart
Title:

[Signature Page to Merger Agreement]

EXHIBIT A

SUPPORTING STOCKHOLDERS

Conduit Ventures Fund

Kenneth Colucci

John Connolly

Goldman Sachs International

Charles Holland

David Ierardi

Parker-Hannifin Corporation

Parker-Hannifin Foundation

Jerry Ann Osenar

Paul Osenar

Scott Pearson

Philip Robinson

Christopher Schuster

Silicon Alley Seed Investors LP

Silicon Alley Seed Investors LP - 2

Edward J. Stewart

Venture Capital Fund of New England

EXHIBIT B

FORM OF SUPPORT AGREEMENT

SUPPORT AGREEMENT

This SUPPORT AGREEMENT, dated as of June   , 2015 (this “Agreement”), is by and among Ballard Power Systems Inc., a corporation organized under the laws of Canada (“Parent”), on the one hand, and the Person listed on the signature page hereto (the “Stockholder”) who is a holder of shares of common stock of Protonex Technology Corporation, a Delaware corporation (the “Company”).

WHEREAS, concurrently with the execution of this Agreement, Parent, BPC SubCo Inc., a wholly-owned subsidiary of Parent (“Merger Sub”), the Company and Edward J.Stewart (the “Stockholder Representative”) have entered into an Agreement and Plan of Merger (as such agreement may be amended from time to time and whether or not such agreement has been terminated, the “Merger Agreement”) pursuant to which, among other things, Merger Sub will merge with and into the Company, in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and subject to the conditions set forth herein, which merger will result in, among other things, the Company becoming a wholly owned subsidiary of Parent (the “Merger”) (any term not otherwise defined herein shall have the meaning given such term in the Merger Agreement);

WHEREAS, the Stockholder owns beneficially and of record shares of Company Common Stock (together with any shares of Company Common Stock of which record or beneficial ownership is acquired after the date hereof by the Stockholder (including pursuant to the exercise of Company Options or Company Warrants), the “Shares”); and

WHEREAS, as a condition to the willingness of, and as an inducement to, Parent and Merger Sub to enter into the Merger Agreement, the Stockholder has agreed to enter into this Agreement and certain other Stockholders have agreed to enter into agreements identical to this Agreement pursuant to which, among other things, the Stockholders have agreed to execute and deliver, in accordance with the requirements of the DGCL, a written proxy in favor of, and to vote all Shares owned by them in favor of, the approval and adoption of the Merger Agreement, the Merger and the other transactions contemplated thereby.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.1 Capitalized Terms. Capitalized terms used in this Agreement and not defined herein shall have the meanings ascribed to them in the Merger Agreement.

ARTICLE II

VOTING MATTERS AND PROXY

2.1 Agreement to Vote.

(a) From the date hereof until the earlier to occur of (x) the Effective Time and (y) the termination of the Merger Agreement in accordance with its terms (such earlier event, the “Termination Event”), the Stockholder shall, from time to time, at the request of Parent, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of all or any class of the Company

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Stockholders, however called, or in connection with any written consent of the Company’s stockholders, as applicable, (I) waive the invalidity or absence of notice of any such meeting, (II) appear at such meeting or otherwise cause the Stockholder’s shares of Company Common Stock to be counted as present thereat for purposes of establishing a quorum and (III) if and to the extent the following matters are put to a vote of the Company’s stockholders, vote or consent (or cause to be voted or consented), in person or by proxy, all of the Stockholder’s shares of Company Common Stock as to which the Stockholder has, directly or indirectly, the right to vote or direct the voting:

(i) in favor of the adoption and approval of the Merger Agreement, the terms thereof, the Merger, the other transactions contemplated thereby and any actions required in furtherance thereof and hereof and in favor of any adjournment of any meeting of the Company’s stockholders for the purpose of soliciting additional votes in favor of any of the foregoing;

(ii) against any action or agreement that would be reasonably likely to result in a material breach of any representation, warranty, covenant or agreement of the Company under the Merger Agreement; and

(iii) against any of the actions prohibited by Section 5.3 of the Merger Agreement.

(b) From the date hereof until the occurrence of a Termination Event, the Stockholder agrees that it shall not (i) enter into any Contract or understanding with any Person to vote or give voting instructions in a manner inconsistent with this Agreement (including this Section 2.1) or (ii) except as set forth in Section 2.1(c) below, grant any proxy or power of attorney for another Person to (A) vote, (B) execute any consent with respect to, (C) deposit into a voting trust or (D) enter into any other Contract or understanding to vote, any shares of Company Common Stock in any manner.

(c) From the date hereof until the occurrence of a Termination Event, the Stockholder hereby constitutes and appoints as the proxies of the Stockholder and hereby grants a power of attorney to Tony Guglielmin and Kerry Hillier (or such other Persons designated by Parent), and each of them, with full power of substitution, to vote all the Stockholder’s shares of Company Common Stock (whether by proxy, in person or by written consent) in the manner provided in this Agreement upon the failure of the Stockholder to vote his, her or its shares of Company Common Stock in accordance with the terms of this Agreement (or upon any attempt to vote his, her or its shares of Company Common Stock in a manner which is inconsistent with the terms of this Agreement). Each of the proxy and power of attorney granted pursuant to the immediately preceding sentence is given in consideration of the agreements and covenants of Parent and the parties in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable until the occurrence of a Termination Event. The Stockholder hereby revokes any and all previous proxies or powers of attorney with respect to the Stockholder’s shares of Company Common Stock. Notwithstanding anything to the contrary provided in this Agreement, Parent shall provide the Stockholder with prior written notice of Parent’s intent to exercise the proxy set forth in this Section 2.1(c).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER

The Stockholder hereby represents and warrants to Parent as follows:

3.1 Organization. The Stockholder, if not a natural person, is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization.

3.2 Authorization. The Stockholder has all requisite power and authority, and has taken all action necessary, to execute and deliver this Agreement, to consummate the transactions contemplated hereby and thereby and to perform the Stockholder’s obligations hereunder and thereunder. The execution and delivery by the Stockholder of this Agreement to which the Stockholder is to be a party, and the

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consummation by the Stockholder of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate or other action and no other proceedings or actions on the part of the Stockholder are necessary to authorize this Agreement to which the Stockholder is to be a party and the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by the Stockholder and is a legal, valid and binding obligation of the Stockholder enforceable against the Stockholder in accordance with its terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, moratorium, reorganization and other similar laws affecting creditors’ rights generally and (b) the general principles of equity, regardless of whether asserted in a proceeding in equity or at law.

3.3 Ownership of Shares, Warrants or Options. The Stockholder is the sole record and beneficial owner of the number of shares of Company Common Stock or holds the number of Company Warrants or Company Options, as the case may be, set forth on the Stockholder’s or signature page hereto. Such shares of Company Common Stock, Company Options or Company Warrants set forth on the Stockholder’s signature page hereto constitute all of the shares of Company Common Stock owned of record or beneficially by the Stockholder or with respect to which the Stockholder has the power to vote, or direct the vote or all of the Company Warrants or Company Options held by the Stockholder, as the case may be. The Stockholder has full power and authority to sell, transfer, assign and deliver such shares of Company Common Stock to Parent as provided in the Merger Agreement. The Stockholder has, and will have as of the time the Stockholder is required to perform its obligations hereunder, voting power and power to agree to all of the matters set forth in this Agreement, with no restrictions on the Stockholder’s voting power pertaining thereto. In the case of a Stockholder, each of the shares of Company Common Stock owned by the Stockholder is owned free and clear of, and none of such shares of Company Common Stock is subject to, any Encumbrances.

3.4 No Reliance. The Stockholder acknowledges that it has conducted such investigation, if any, with respect to the Merger, the adequacy of the Merger consideration and the terms of this Agreement and the Merger Agreement as the Stockholder believes appropriate or desirable.

ARTICLE IV

COVENANTS OF THE STOCKHOLDER

The Stockholder hereby covenants and agrees as follows:

4.1 Confidential Information. The Stockholder hereby agrees that, until the first public disclosure by Parent of the Merger Agreement, (i) he, she or it will hold, and will direct its Affiliates, directors, officers, employees, agents, representatives and advisors (including attorneys, accountants, consultants, bankers and financial advisors) to hold, in confidence all data and information in its possession relating to the Merger, the Merger Agreement and all information related thereto and will not disclose such information to any Person (other than to the Stockholder’s Affiliates, directors, officers, employees, agents, representatives and advisors (including attorneys, accountants, consultants, bankers and financial advisors), but in such event only on a need-to-know basis).

4.2 Public Announcements. The Stockholder shall consult with and obtain the written approval of Parent and, prior to the Effective Time, the Company before issuing any press release or making any other public disclosure with respect to this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby and shall not issue any such press release or make any such public disclosure prior to such consultation and approval.

4.3 Additional Shares. The Stockholder hereby agrees, until the occurrence of a Termination Event, to promptly notify Parent of the number of any shares of Company Common Stock acquired by the

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Stockholder after the date hereof (including by way of the exercise of Company Warrants or Company Options). The Stockholder shall vote in accordance with this Agreement any shares of Company Common Stock that the Stockholder acquires after the date hereof.

4.4 Further Assurances. From time to time until the occurrence of a Termination Event, at Parent’s request, the Stockholder shall execute and deliver such additional documents and instruments and take all such further action as may be reasonably necessary to consummate and make effective, in the most expeditious manner possible, the transactions contemplated by this Agreement and the Merger Agreement, including granting any waiver required under any Contract to which the Stockholder is a party which is inconsistent with any obligations of the Stockholder hereunder.

4.5 No Solicitation of Other Proposals. The Stockholder acknowledges and agrees that it has read and understands Section 5.3 of the Merger Agreement and hereby agrees that from the date hereof until the occurrence of a Termination Event, it shall be bound by the provisions of Section 5.3 of the Merger Agreement to the same extent as if the Stockholder were a party to the Merger Agreement.

ARTICLE V

TRANSFER RESTRICTIONS

5.1 Restrictions on Transfer. Prior to the occurrence of a Termination Event, in addition to (and not in limitation of) any existing transfer restrictions applicable to the Company Common Stock, the Stockholder shall not, directly or indirectly, sell, transfer, hedge, pledge, encumber, assign or otherwise dispose of (including by gift, bequest, appointment or otherwise) (collectively, “Transfer”), or consent to or permit any Transfer of, the Stockholder’s shares of Company Common Stock or any interest therein. If any ownership (whether legal or beneficial) of any of the Stockholder’s shares of Company Common Stock shall pass to any Person (including the Stockholder’s administrators, successors or receivers), whether by operation of law or otherwise, then such shares of Company Common Stock shall continue to be subject to this Agreement and the obligations of the Stockholder hereunder.

5.2 Stop Transfer. The Stockholder agrees that it will not request that the Company register the Transfer (by book-entry or otherwise) of any certificate or uncertificated interest representing any of the Stockholder’s shares of Company Common Stock.

5.3 Lock-Up.

(a) All shares of Parent Common Stock to be issued to the Stockholder in connection with the Merger shall be subject to restrictions on the transfer of such shares during the period specified herein (the “Lock-Up Period”). During the Lock-Up Period, the Stockholder agrees that the Stockholder will not offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Parent Common Stock, or any options or warrants to purchase any shares of Parent Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Parent Common Stock owned directly by the Stockholder (including holding as a custodian) or with respect to which the Stockholder has beneficial ownership within the rules and regulations of the SEC (collectively the “Subject Shares”). The foregoing restriction is expressly agreed to preclude the Stockholder from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the Stockholder’s Subject Shares even if such Subject Shares would be disposed of by someone other than the Stockholder. Such prohibited hedging or other transactions would include without limitation any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to any of the Stockholder’s Subject Shares or with respect to any security that includes, relates to, or derives any

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significant part of its value from such Subject Shares. The Lock-Up Period will commence on the Effective Date (the “Commencement Date”) and expire (i) 180 days following the Commencement Date with respect to 50% of the Stockholder’s Subject Shares, and (ii) 365 days following the Commencement Date with respect to the remaining 50% of the Stockholder’s Subject Shares. Notwithstanding the foregoing, the Stockholder may transfer the Stockholder’s Subject Shares (i) as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the restrictions set forth herein, (ii) to any trust for the direct or indirect benefit of the Stockholder or the immediate family of the Stockholder, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value or (iii) to Parent in connection with the settlement of indemnification claims pursuant to Article VII of the Merger Agreement. For purposes of this Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin. In addition, notwithstanding the foregoing, if a Stockholder is a corporation, limited liability company, partnership or trust, the corporation, limited liability company, partnership or trust it may transfer the Subject Share to any wholly-owned subsidiary of such corporation, limited liability company or partnership or to the stockholders, partners, members or beneficiaries of the Stockholder, provided, however, that in any such case, it shall be a condition to the transfer that (i) the transferee execute an agreement stating that the transferee is receiving and holding such Subject Shares subject to the provisions of this Section 5.3 and there shall be no further transfer of such Subject Shares except in accordance with this Section 5.3 (and, for the avoidance of doubt, the provisions of this Section 5.3, including the exception to transfer restrictions shall apply to any such transferee as if the transferee were the original recipient of the Subject Shares hereto), (ii) that any such transfer shall not involve a disposition for value, and (iii) that no public announcement or filing under the Exchange Act shall be required of or voluntarily made by or on behalf of the Stockholder or Parent in connection with any such transfer.

(b) If (i) Parent commences a Financing pursuant to Section 5.15 of the Merger Agreement and (ii) assuming receipt of the shares of Parent Common Stock to which Stockholder would be entitled at the Effective Time, the Stockholder would be the beneficial owner of at least five percent of the issued and outstanding shares of Parent Common Stock, then the Stockholder shall comply with any resale restrictions requested by the underwriting syndicate in the Financing.

ARTICLE VI

WAIVERS AND RELEASE

6.1 No Dissenters’ Rights. the Stockholder hereby waives and agrees not to exercise any dissenters’ or appraisal rights pursuant to Section 262 of the DGCL or any other right to object to the Merger, the Merger Agreement or the transactions contemplated thereby.

6.2 Release. In consideration of Parent’s covenants and agreements contained herein and in the Merger Agreement, effective as of the Effective Time, the Stockholder (on its own behalf and on behalf of its heirs, executors, administrators, agents, successors and permitted assigns) hereby releases, waives and discharges (i) Parent, Merger Sub, the Company and their respective Affiliates, Subsidiaries, officers, directors, stockholders, partners, members, agents, successors and permitted assigns (collectively, the “Parent Released Persons”) and (ii) the Company and its Affiliates, Subsidiaries, officers, directors, stockholders, partners, members, agents, successors and permitted assigns (collectively, the “Company Released Persons”) from any and all actions, causes of action, suits, debts, dues, sums of money, accounts, bonds, bills, covenants, controversies, agreements, promises, variances, trespasses, losses, judgments, executions, claims and demands whatsoever, obligations, Contracts, covenants, fees, costs and Damages of any kind whatsoever (whether direct, indirect, consequential, incidental or otherwise), known or unknown, in its own right or derivatively, in law or equity

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(collectively, the “Claims”), that (1) with respect to the Company Released Persons, in any way arises from or out of, is based upon, or relates to any omissions, acts, events or facts that have occurred or occur at any time prior to or as of the Effective Time and (2) with respect to the Parent Released Persons, in any way arises from or out of, is based upon, or relates to any omissions, acts, events or facts that have occurred or occur at any time prior to or as of the Effective Time solely with respect to the Company’s conduct of its business, including without limitation in each case (a) the preparation, negotiation, execution or consummation of the Merger Agreement, the Ancillary Agreements or any other agreement, document, certificate or instrument delivered in connection with the transactions contemplated by the Merger Agreement, and (b) Claims in respect of a breach by the Company’s board of directors or its individual directors and officers of their obligations, including in connection with the negotiation and execution of the Merger Agreement and the consummation of the transactions contemplated thereby; provided, that the foregoing release of Parent Release Persons and Company Release Persons shall not extend to (i) any Claims resulting from or arising under the Merger Agreement, this Agreement or any agreement, document or instrument contemplated by or entered into in connection with the Merger Agreement to which the Stockholder is a party, except to the extent such Claims seek consideration for any Company Common Stock in excess of that contemplated by the Merger Agreement and only with respect to such excess consideration, (ii) any Claims in connection with the Stockholder’s status as a current or former employee or consultant of the Company for (A) reimbursement of expenses or (B) compensation or benefits payable or due to the Stockholder, other than compensation under or relating to any stock option or other compensatory equity or equity-linked compensation plan or award, (iii) Claims arising under the Company’s organizational documents, any indemnification agreement with the Company or any directors’ and officers’ liability insurance policy of the Company for or right to indemnity or advancement of expenses or (iv) any rights of the Stockholder necessary to enable the Stockholder Representative or the Stockholder to defend any indemnification claim asserted pursuant to the Merger Agreement. This Section 6.2 is for the benefit of the Parent Released Persons and Company Released Persons and shall be enforceable by any of them directly against the Stockholder. With respect to such Claims, the Stockholder hereby expressly waives any and all rights conferred upon him, her or it by any statute or rule of law which provides that a release does not extend to claims which the claimant does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him, her or it must have materially affected his, her or its settlement with the released party.

ARTICLE VII

AGREEMENT TO BE BOUND BY CERTAIN PROVISIONS

OF THE MERGER AGREEMENT

7.1 Certain Provisions Applicable to the Stockholder. the Stockholder acknowledges, approves of and agrees to be bound by the provisions of Article I (The Merger), Section 5.7(f) (Tax Matters), and Article VII (Indemnification; Remedies) of the Merger Agreement, subject to the limitations set forth therein. This Section 7.1 is for the benefit of the Company, the Surviving Corporation, Parent and any other Parent Indemnitee and shall be directly enforceable by them.

7.2 Stockholder Representative. The Stockholder acknowledges and accepts the appointment of the Stockholder Representative and the other provisions relating thereto as set forth in Section 7.2(f) of the Merger Agreement and agrees to be bound by Section 7.2(f) of the Merger Agreement. This Section 7.2 is for the benefit of the Stockholder Representative, the Company, the Surviving Corporation, Parent and any other Parent Indemnitee and shall be directly enforceable by them.

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ARTICLE VIII

MISCELLANEOUS

8.1 Termination. This Agreement shall terminate and be of no further force and effect upon the termination of the Merger Agreement in accordance with its terms; provided, however, that (i) this Article VIII shall survive such termination and remain in full force and effect in accordance with their terms, and (ii) no such termination will relieve any party from liability for breach of this Agreement by such party that occurred prior to such termination.

8.2 Notices. All notices, requests, demands, Claims and other communications which are required or may be given under this Agreement shall be in writing and shall be deemed to have been duly given when received if personally delivered; when transmitted if transmitted by electronic mail or confirmed facsimile with a copy sent by another means specified herein; the Business Day after it is sent if sent for next day delivery to a domestic address by recognized overnight delivery service (e.g., Federal Express); and five Business Days after the date mailed by certified or registered mail, postage prepaid, if sent by certified or registered mail, return receipt requested, as follows:

(a) If to Parent, then as provided for in Section 9.2 of the Merger Agreement;

(b) If to the Stockholder, then to the address set forth on the Stockholder’s signature page hereto;

or to such other address as the party to whom notice is to be given may have furnished to the other party in writing in accordance with this Section 8.2.

8.3 Entire Agreement. This Agreement, the Merger Agreement (including all Exhibits hereto and thereto), and the other agreements, documents and written understandings referred to herein or in the Merger Agreement or otherwise entered into or delivered by the parties hereto on the date of this Agreement (including without limitation the Ancillary Agreements), constitute the entire agreement and understanding and supersede all other prior covenants, agreements (including any letters of intent between the parties), undertakings, obligations, promises, arrangements, communications, representations and warranties, whether oral or written, by any party hereto or by any director, officer, employee, agent, Affiliate or Representative of any party hereto.

8.4 Assignment. Neither this Agreement nor any of the rights or obligations hereunder may be assigned without the prior written consent of each of the parties hereto; provided, however, that Parent may assign this Agreement or all or any of its rights or obligations hereunder to one or more of its Affiliates without the consent of any other party. No assignment shall release the assignor from any of its obligations hereunder.

8.5 Amendment. This Agreement may be amended with the written consent of (i) Parent and (ii) the Stockholder at any time by execution of an instrument in writing signed on behalf of the party(ies) against whom enforcement is sought (it being understood that any such amendment shall only be enforced against the Stockholder that has consented to such amendment).

8.6 Waiver.

(a) Any party hereto may extend the time for the performance of any of the obligations or other acts required hereunder, waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby.

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(b) Except where a specific period for action or inaction is provided herein, neither the failure nor any delay on the part of any party in exercising any right, power or privilege under this Agreement or the documents referred to in this Agreement shall operate as a waiver thereof, nor shall any waiver on the part of any party of any such right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any other or further exercise thereof or the exercise of any other such right, power or privilege. The failure of a party to exercise any right conferred herein within the time required shall cause such right to terminate with respect to the transaction or circumstances giving rise to such right, but not to any such right arising as a result of any other transactions or circumstances.

8.7 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced as a result of any rule of law or public policy, all other terms and other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the greatest extent possible.

8.8 Burden and Benefit. This Agreement shall be binding upon and shall inure to the benefit of, the parties hereto and their respective successors and permitted assigns. This Agreement and all of its conditions and provisions are for the sole and exclusive benefit of the parties hereto and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to confer upon any Person other than the parties hereto any rights or remedies of any nature whatsoever under or by reason of this Agreement or any provision hereof.

8.9 Survival of Representations, Etc.. All of the representations and warranties made by the Stockholder in this Agreement shall survive the execution of this Agreement and the Closing for a period of 12 months following the Closing.  The covenants and agreements of the Stockholders in this Agreement shall survive the execution of this Agreement and the Closing, except as expressly limited by their terms. Notwithstanding anything to the contrary herein, the Stockholders’ aggregate liability for Claims of indemnity under or related to the Merger Agreement or any attachment, Exhibit, Schedule, the Disclosure Schedules, certificate, document or list delivered by the Company, its Representatives or the Stockholders pursuant to the Merger Agreement to the Parent Indemnitees (the foregoing capitalized terms as defined in the Merger Agreement), the Letter of Transmittal and hereunder shall not exceed an amount equal to the number of Escrowed Shares attributable to the Stockholder multiplied by the Price Per Share, except in the case of fraud (which shall include the element of scienter and in which case recourse shall be sought only against the Stockholder who committed such fraud), in which case the aggregate liability of the Stockholder shall not exceed the total consideration (including any portion of the Escrow Amount and valuing Parent Common Stock at the Price Per Share) actually paid to the Stockholder pursuant to the Merger Agreement.

8.10 Governing Law This Agreement (and any claim or controversy arising out of or relating to this Agreement) shall be governed by the law of the State of Delaware without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

8.11 Consent to Jurisdiction Each party to this Agreement hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Chancery Court of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), in any action or proceeding arising out of or relating to this

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Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (a) agrees not to commence any such action or proceeding except in such courts, (b) agrees that any claim in respect of any such action or proceeding may be heard and determined in such courts, (c) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such courts, and (d) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such courts. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 8.2 hereof. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

8.12 Waiver of Trial by Jury. EACH PARTY TO THIS AGREEMENT ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.12.

8.13 Specific Performance. Each party hereto acknowledges and agrees that the other party would be damaged irreparably, and in a manner for which monetary damages would not be an adequate remedy, in the event any of the provisions of this Agreement are not performed in accordance with its specific terms or otherwise are breached. Accordingly, each party agrees that the other party shall be entitled to seek an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the parties and the matter, in addition to any other remedy to which such party may be entitled, at law or in equity.

8.14 Cumulative Remedies. All rights and remedies of either party hereto are cumulative of each other and of every other right or remedy such party may otherwise have at law or in equity, and the exercise of one or more rights or remedies shall not prejudice or impair the concurrent or subsequent exercise of other rights or remedies.

8.15 Expenses and Legal Fees. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

8.16 Additional Parties; Counterparts. Notwithstanding Section 8.5, no consent shall be necessary to add additional Stockholders as signatories to this Agreement after the date hereof. This Agreement may be executed and delivered by facsimile or electronic signature and in two or more

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counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

8.17 Stockholder Capacity. The Stockholder is entering into this Agreement solely in the Stockholder’s capacity as the record holder or beneficial owner of Shares and nothing herein shall limit or affect any actions taken (or any failures to act) by the Stockholder in the Stockholder’s capacity as a director or officer of the Company (if applicable). Nothing contained in this Agreement shall be deemed to apply to, or limit in any manner, the obligations of the Stockholder to comply with his fiduciary duties as a director of the Company (if applicable). The taking of any actions (or any failures to act) by the Stockholder in the Stockholder’s capacity as a director or officer of the Company (if applicable) shall not be deemed to constitute a breach of this Agreement, regardless of the circumstances related thereto.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on their respective behalf, by their respective officers thereunto duly authorized, all as of the day and year first set forth above.

BALLARD POWER SYSTEMS INC.

By:
Name:
Title:

[Signature Page to Support Agreement]

STOCKHOLDER

By:
Name:
Title (if applicable):

Address:

Securities Ownership:

Number of Shares of Company Common Stock	Number of Company Warrants	Number of Company Options

[Signature Page to Support Agreement]

EXHIBIT C

CERTIFICATE OF MERGER

CERTIFICATE OF MERGER

OF

PROTONEX TECHNOLOGY CORPORATION

AND

BPC SUBCO INC.

Pursuant to Title 8, Section 251 of the Delaware General Corporation Law, the undersigned corporation executed the following Certificate of Merger.

1.                                      The name of each constituent corporation is Protonex Technology Corporation, a Delaware corporation, and BPC SubCo Inc., a Delaware corporation.

2.                                      The Agreement of Merger has been approved, adopted, certified, executed and acknowledged by each of the constituent corporations.

3.                                      The name of the surviving corporation is Protonex Technology Corporation, a Delaware corporation.

4.                                      The Certificate of Incorporation of the surviving corporation, as in effect immediately prior to the merger, shall be amended and restated in its entirety as set forth on Exhibit A hereo, and, as so amended and restated shall be the Certificate of Incorporation of the surviving corporation.

5.                                      The merger is to become effective upon filing of this Certificate with the Secretary of State of Delaware.

6.                                      The Agreement of Merger is on file at 153 Northboro Road, Southborough, MA 01772, the place of business of the surviving corporation.

7.                                      A copy of the Agreement of Merger will be furnished by the surviving corporation on request, without cost, to any stockholder of the constituent corporations.

IN WITNESS WHEREOF, the surviving corporation has caused this certificate to be signed by an authorized officer, the [•] of [•], 2015.

PROTONEX TECHNOLOGY CORPORATION

By:

Name:
Title:

EXHIBIT A

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

PROTONEX TECHNOLOGY CORPORATION

To form a corporation pursuant to the General Corporation Law of the State of Delaware (the “General Corporation Law”), the undersigned hereby certifies as follows:

1.                                      Name.  The name of the corporation is Protonex Technology Corporation.

2.                                      Registered Office and Registered Agent.  The address of the registered office of the corporation in Delaware is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, County of New Castle and the name of its registered agent at that address is The Corporation Trust Company.

3.                                      Purposes.  The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

4.                                      Capital Stock. The total number of shares of stock that the corporation is authorized to issue is 1,000 shares, par value $0.001 per share, all of which shares are designated as common stock. Each holder of shares of common stock shall be entitled to one vote for each share thereof held.

5.                                      Bylaws.  The board of directors of the corporation is expressly authorized to adopt, amend or repeal bylaws of the corporation.

6.                                      Limitation of Directors’ Liability; Indemnification.  The personal liability of a director of the corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director shall be eliminated to the fullest extent permitted by law. The corporation shall indemnify (and advance expenses to) its directors and officers to the fullest extent permitted by law.  Neither the amendment, modification or repeal of this Article nor the adoption of any provision in this certificate of incorporation inconsistent with this Article shall adversely affect any right or protection of a director or officer of the corporation with respect to any act or omission that occurred prior to the time of such amendment, modification, repeal or adoption.

7.                                      Elections of Directors.  Elections of directors need not be by written ballot unless the bylaws of the corporation shall so provide. The number of directors that constitute the board of directors shall be fixed by, or in the manner provided in, the bylaws of the corporation.